Form 40-F/A
PETRO CANADA
filed 2004-04-28
CIK 795615

0707F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40–F/A

Amendment No. 1

(Check One)

______

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

__x___

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

9 ¼% Debentures Due 2021

7 7/8% Debentures Due 2026

7% Debentures Due 2028

4% Senior Notes Due 2013

5.35% Senior Notes Due 2033

For annual reports, indicate by check mark the information filed with this form:

__x___ Annual Information Form

__x___ Audited Financial Statements

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

______

No

__x___

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes

__x___

No

______

INTRODUCTORY NOTE

By this Amendment No. 1 on Form 40-F/A, Petro-Canada (the “Registrant”) is amending its Annual Report on Form 40-F filed March 25, 2004 to file an independent auditor's consent as an exhibit.  The consent was inadvertently omitted from the initial Form 40-F filing.

EXHIBITS

Exhibits

Description

1.*

Petro-Canada Consolidated Financial Statements for the year ended December 31, 2003

2.*

Petro-Canada Management’s Discussion and Analysis

3.*

Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act dated March 25, 2004

4.*

Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act dated March 25, 2004

5.*

Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.*

Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.

Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act dated April 27, 2004

8.

Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act dated April 27, 2004

9.

Consent of Deloitte & Touche LLP

_________

*

Previously filed

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.

Consent to Service of Process

The Registrant has previously filed a Form F-X with the SEC on March 10, 1994.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:

April 27, 2004

PETRO-CANADA

/s/ W. A. (Alf) Peneycad

By:  W. A. (Alf) Peneycad

Vice-President, General Counsel, Corporate

Secretary and Chief Compliance Officer

EXHIBITS

Exhibits

Description

1.*

Petro-Canada Consolidated Financial Statements for the year ended December 31, 2003

2.*

Petro-Canada Management’s Discussion and Analysis

3.*

Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act dated March 25, 2004

4.*

Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act dated March 25, 2004

5.*

Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.*

Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.

Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act dated April 27, 2004

8.

Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act dated April 27, 2004

9.

Consent of Deloitte & Touche LLP

_________

*

Previously filed

Exhibit 7

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT

I, Ronald A. Brenneman, certify that:

1.

I have reviewed this Amendment No. 1 to the annual report on Form 40-F of Petro-Canada; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 27, 2004

/s/ Ronald A. Brenneman

Ronald A. Brenneman

President and Chief Executive Officer

Exhibit 8

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT

I, E. F. H. Roberts, certify that:

1.

I have reviewed this Amendment No. 1 to the annual report on Form 40-F of Petro-Canada; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date:  April 27, 2004

/s/ E. F. H. Roberts

E. F. H. Roberts

Senior Vice-President and

Chief Financial Officer

Exhibit 9

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the following Registration Statements of Petro-Canada:

•

Registration Statement No. 333-105076 on Form F-9; and

•

Registration Statement No. 333-100973 on Form S-8

and to the use of our reports dated January 28, 2004, relating to the consolidated financial statements of Petro-Canada as of and for the years ended December 31, 2003 and 2002 (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain adjustments of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such adjustments) appearing in Annual Report on Form 40-F of Petro-Canada for the year ended December 31, 2003.

(signed) "Deloitte & Touche LLP"

Chartered Accountants

Calgary, Alberta, Canada

March 3, 2004