Form 40-F/A
PETRO CANADA
filed 2004-04-28
CIK 795615

0707F

U.S. SECURITIES AND EXCHANGE COMMISSION

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

Yes

__x___

No

______

INTRODUCTORY NOTE

By this Amendment No. 1 on Form 40-F/A, Petro-Canada (the “Registrant”) is amending its Annual Report on Form 40-F filed March 27, 2003 to file an independent auditors’ consent as an exhibit.  The consent was inadvertently omitted from the initial Form 40-F filing.

EXHIBITS

Exhibits

Description

1.*

Petro-Canada Consolidated Financial Statements for the year ended December 31, 2002

2.*

Petro-Canada Management’s Discussion and Analysis

3.*

Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4.*

Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5.

Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act dated April 27, 2004

6.

Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act dated April 27, 2004

7.

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

PETRO-CANADA

/s/ W. A. (Alf) Peneycad

By:  W. A. (Alf) Peneycad

Vice-President, General Counsel, Corporate

Secretary and Chief Compliance Officer

EXHIBITS

Exhibits

Description

1.*

Petro-Canada Consolidated Financial Statements for the year ended December 31, 2002

2.*

Petro-Canada Management’s Discussion and Analysis

3.*

Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4.*

Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5.

Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act dated April 27, 2004

6.

Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act dated April 27, 2004

7.

Consent of Deloitte & Touche LLP

_________

*

Previously filed

Exhibit 5

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

Exhibit 6

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

Date:  April 27, 2004

/s/ E. F. H. Roberts

E. F. H. Roberts

Senior Vice-President and

Chief Financial Officer

Exhibit 7

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-100973 of Petro-Canada on Form S-8 and to the use of our report dated January 29, 2003, relating to the consolidated financial statements of Petro-Canada as of and for the year ended December 31, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain adjustments of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such adjustments) appearing in Annual Report on Form 40-F of Petro-Canada for the year ended December 31, 2002.

(signed) "Deloitte & Touche LLP"

Chartered Accountants

Calgary, Alberta, Canada

March 5, 2003