Form 40-F/A
PETRO-CANADA
filed 2007-10-02
CIK 795615

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

_X____ Annual Information Form                                                                                                                         _X____ Audited Financial Statements

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

Yes                   __x___                                           No                                           ______

INTRODUCTORY NOTE

By this Amendment No. 1 on Form 40-F/A, Petro-Canada (the “Registrant”) is amending its Form 40-F filed on March 29, 2007 for the fiscal year ended December 31, 2006 to provide supplemental information on reserve replacement ratios and non-GAAP measures.

SUPPLEMENTARY INFORMATION ON RESERVE REPLACEMENT RATIOS

The following information supplements information set forth in the Company’s 2006 Form 40-F regarding reserve replacement ratios.  In the 2006 Form 40-F, the reserve replacement ratios had been calculated on a “before royalty” basis and included oil sands mining activities.  In the supplemental information that follows, the reserve replacement ratios are calculated in accordance with SEC standards (on an “after royalty” basis, and including only oil and gas activity).  Additional information has been provided as to the contribution to the reserve replacement ratio in each of the reserve categories using SEC standards.

Petro-Canada’s reserves objective is to fully replace proved reserves over a five-year period.  In 2006, the Company replaced 173% of its production on a proved reserves basis, compared with 121% in 2005.  The Company’s five year proved replacement ratio was 172% at year-end 2006.

The reserve replacement ratio is calculated by dividing the proved reserve additions in the year, which includes Revisions of previous estimates, Improved recovery, Purchases of mineral in place, Extensions and discoveries, Production, Sales of minerals in place, as the numerator, by the sales volume for the same year as the denominator.

In 2006, 124% (or 215 MMboe’s) of the reserve additions were revisions from previous estimates.  The Company also had -26% (or -45 MMboe’s) of reserve additions from sales of reserves in place.   Reserve additions to Discoveries, extensions and improved recovery were minimal, as these additions were mostly made in reserve categories other than proved reserves.

In 2005, 74% (or 104 MMboe’s) of the reserve additions are revisions from previous estimates.  The Company also had 22% (or 31 MMboe’s) of its reserve additions come from discoveries, extensions and improved recovery.

The Company’s five year proved replacement ratio had 49% (or 470 MMboe’s) of its reserve additions, for that period, from revisions of previous estimates.   Purchases of reserves in place contributed 44% (or 425 MMboe’s) of the reserve additions for this calculation.   Reserve additions to discoveries, extensions and improved recovery were 13% (or 121 MMboe’s).

The reserves replacement ratio is a general indicator of the Company’s reserves growth. It is only one of a number of metrics that can be used to analyse a company’s upstream business.

The table below shows the reserve replacement ratio (“RRR”) calculations had SEC standards been followed, that is excluding oil sands mining activity and providing the information on an “after royalty” basis:

	2006	SEC
RRR	40-F filing (includes oil sands mining and is before royalty)	(excludes oil sands mining and is after royalty)
2006	134%	173%
2005	111%	121%
5yr Avg	160%	172%

There is no assurance Petro-Canada will successfully replace reserves that are produced in any given year.

SUPPLEMENTARY INFORMATION ON NON-GAAP MEASURES

Cash flow from continuing operating activities before changes in non-cash working capital, which is sometimes expressed as cash flow or cash flow from continuing operations, is commonly used in the oil and gas industry and by Petro-Canada to assist management and investors in analysing operating performance, leverage and liquidity. In addition, the Company’s capital budget is prepared using anticipated cash flow from continuing operating activities before changes in non-cash working capital as the timing of collecting receivables or making payments is not considered relevant for capital budgeting purposes.  Cash flow, cash flow from continuing operations, and cash flow from continuing operating activities before changes in non-cash working capital are commonly understood to represent Canadian generally accepted accounting principles (GAAP) - compliant measures.  However, the Company is not calculating them in accordance with GAAP.  As a result, they do not have a standardized meaning prescribed in GAAP and, therefore, readers should be cautioned that these measures may not be comparable with the calculations of similar measures for other companies.

Operating earnings represent net earnings, excluding gains or losses on foreign currency translation and disposal of assets and unrealized gains or losses on the mark-to-market valuation of the derivative contracts associated with the Buzzard acquisition.  Operating earnings adjusted for unusual items represent operating earnings, excluding mark-to-market valuations of stock-based compensation, income tax adjustments and insurance proceeds and surcharges.  Operating earnings and operating earnings adjusted for unusual items are used by the Company to evaluate operating performance.  Operating earnings and operating earnings adjusted for unusual items do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies.

The terms cash flow, cash flow from continuing operations, and cash flow from continuing operating activities before changes in non-cash working capital are used on pages 12, 16, 20, 23, 26, 31, 35 and 38 of Exhibit 99.2.

For a reconciliation of cash flow, cash flow from continuing operations, and cash flow from continuing operating activities before changes in non-cash working capital to the associated GAAP measure, refer to the table on page 12 of Exhibit 99.1.  For a reconciliation of operating earnings and operating earnings adjusted for unusual items to the associated GAAP measure, refer to the table on page 10 of Exhibit 99.2.

EXHIBITS

Exhibits                                                          Description

99.1*                                           Petro-Canada Consolidated Financial Statements for the year ended December 31, 2006

99.2*                                           Petro-Canada Management’s Discussion and Analysis

99.3*                                           Certification of  CEO pursuant to Section 302 of the Sarbanes-Oxley Act

99.4*                                           Certification of  CFO pursuant to Section 302 of the Sarbanes-Oxley Act

99.5*                                           Certification of  CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of theSarbanes-Oxley Act of 2002

99.6*                                           Certification of  CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of theSarbanes-Oxley Act of 2002

99.7*                                           Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.8                       Certification of  CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated October 1, 2007

99.9                 Certification of  CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated October 1, 2007

99.10                 Certification of  CEO pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated October 1, 2007

99.10                 Certification of  CFO pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated October 1, 2007

_________
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

Dated:     October 1, 2007                                                                              PETRO-CANADA

                /s/ H. L. Hooker
                By:  H. L. Hooker
                Chief Compliance Officer, Corporate
                Secretary and Associate General Counsel

EXHIBITS

Exhibits                                                                                 Description

99.8	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act, dated October 1, 2007

99.9	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act, dated October 1, 2007

99.10	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated October 1, 2007

99.11	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated October 1, 2007