Form 40-F
period 2007-12-31
PETRO-CANADA
filed 2008-03-24
CIK 795615

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
	☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
	☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended:	December 31, 2007
Commission File No.:	1-13922

PETRO-CANADA
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311, 1321, 1382, 5541 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)
150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3E3 (403) 296-8000 (Address and telephone number of registrant's principal executive office)
CT Corporation System 111 Eight Avenue - CT New York, New York 10011 (212) 894-8940 (Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class: Common Shares	Name of each exchange on which registered: New York Stock Exchange

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the periods covered by the annual report:

Common Shares: 483,459,119

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

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

PETRO-CANADA

Opportunities Tomorrow. Performance Today.

Annual Information Form 2007

March 17, 2008

Table of Contents

Presentation of Information	1
Conversion Factors	1
Legal Notice – Forward-Looking Information	1
Corporate Structure	4
Incorporation of Petro-Canada	4
Intercorporate Relationships	4
Business of Petro-Canada	5
General Development of the Business	6
Three-Year History	6
Description of the Business	9
Business Environment	9
Risk Management	10
Upstream	14
North American Natural Gas	14
Oil Sands	19
International & Offshore	26
East Coast Canada	26
International	30
Upstream Production and Prices	36
Reserves	46
Downstream	60
Human Resources	66
Social and Environmental Policies	66
Environmental Expenditures	68
Select Financial Data	69
Capital Expenditures on Property, Plant and Equipment and Exploration	71
Dividends	72
Capital Structure	73
General Description of Capital Structure	73
Constraints	73
Credit Ratings	74
Market for Securities	75
Trading Price and Volume	75
Prior Sales	75
Directors and Officers	76
Directors	76
Share Ownership	85
Audit Committee Disclosure	85
Interest of Management and Others in Material Transactions	85
Transfer Agents and Registrars	86
Material Contracts	86
Interests of Experts	86
Additional Information	86
Schedule A: Report on Reserves Data by Senior Officer Responsible for Reserves Data	87
Schedule B: Report of Management and Directors on Reserves Data and Other Information	89
Schedule C: Audit, Finance and Risk Committee	91

Cover Design: Bhandari & Plater Inc.; Inside: Platinum Creative Solutions Inc.; Photography: James Labounty; Cover photos: (employees and their business unit from left to right) Michelle Flynn, Oil Sands; Rachel Sabino, International; Ulysse Gnimadi, Downstream; Rachel Vincze, North American Natural Gas; Kyu-Wan Kim, Oil Sands.

PRESENTATION OF INFORMATION

The information contained in this Annual Information Form (AIF) is dated as at December 31, 2007, unless otherwise indicated. Throughout this AIF, the terms "Petro-Canada," the "Company," "we," "us" and "our" refer to Petro-Canada and its subsidiaries or, where the context requires, the applicable businesses within Petro-Canada (e.g. North American Natural Gas, Oil Sands, East Coast Canada, International and Downstream). Dollars are Canadian (Cdn), unless otherwise stated. All oil and natural gas production and reserves volumes are stated before deduction of royalties, unless otherwise indicated.

CONVERSION FACTORS

To conform with common usage, imperial units of measurement are used in this AIF to describe exploration and production, while metric units are used for refining and marketing.

1 cubic metre - m3 (liquids)	=	6.29 barrels (bbls)
1 m3 (natural gas)	=	35.30 cubic feet
1 litre	=	0.22 imperial gallon
1 square kilometre	=	247.10 acres
1 hectare	=	2.47 acres
1 m3	=	1,000 litres

LEGAL NOTICE – FORWARD-LOOKING INFORMATION

This AIF contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other terms that suggest future outcomes or references to outlooks. Listed below are examples of references to forward-looking information:

•   business strategies and goals
•   future investment decisions
•   outlook (including operational updates and strategic milestones)
•   future capital, exploration and other expenditures
•   future cash flows
•   future resource purchases and sales
•   construction and repair activities
•   turnarounds at refineries and other facilities
•   anticipated refining margins
•   future oil and natural gas production levels and the sources of their growth
•   project development, and expansion schedules and results
• future exploration activities and results, and dates by which certain areas may be developed or come on-stream

•   retail throughputs
•   pre-production and operating costs
•   reserves and resources estimates
•   royalties and taxes payable
•   production life-of-field estimates
•   natural gas export capacity
•   future financing and capital activities (including purchases of Petro-Canada common shares under the Company's normal course issuer bid (NCIB) program)
•   contingent liabilities (including potential exposure to losses related to retail licensee agreements)
•   environmental matters
•   future regulatory approvals
• expected rates of return

Annual Information Form  PETRO-CANADA        1

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

•   industry capacity
•   imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves
•   the effects of weather and climate conditions
•   the results of exploration and development drilling, and related activities
•   the ability of suppliers to meet commitments
•   decisions or approvals from administrative tribunals
•   risks associated with domestic and international oil and natural gas operations
• general economic, market and business conditions

•   competitive action by other companies
•   fluctuations in oil and natural gas prices
•   refining and marketing margins
•   the ability to produce and transport crude oil and natural gas to markets
•   fluctuations in interest rates and foreign currency exchange rates
•   actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
•   changes in environmental and other regulations
•   international political events
• nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this AIF is made as of March 17, 2008 and, except as required by applicable law, will not be publicly updated or revised. This cautionary statement expressly qualifies the forward-looking information in this AIF.

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider Petro-Canada's reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows Petro-Canada to make disclosure in accordance with SEC standards where noted in this AIF. This exemption allows comparisons with U.S. and other international issuers.

As a result, Petro-Canada formally discloses its proved reserves data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. The use of the terms such as "probable," "possible,""resources" and "life-of-field production" in this AIF does not meet the SEC guidelines for SEC filings. To disclose reserves in SEC filings, oil and natural gas companies must prove they are economically and legally producible under existing economic and operating conditions. Note that when the term barrels of oil equivalent (boe) is used in this AIF, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf) to one barrel (bbl) is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

2        PETRO-CANADA  Annual Information Form

The table below describes the industry definitions that Petro-Canada currently uses:

Definitions Petro-Canada uses	Reference
Proved oil and natural gas reserves (includes both proved developed and proved undeveloped)	SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board (FASB) Statement No. 69)
SEC Guide 7 for Oilsands Mining
Unproved reserves, probable and possible reserves
Canadian Securities Administrators: Canadian Oil and Gas Evaluation (COGE) Handbook, Vol. 1 Section 5 prepared by the Society of Petroleum Evaluation Engineers (SPEE) and the Canadian Institute of Mining Metallurgy and Petroleum (CIM)
Contingent and Prospective Resources	Petroleum Resources Management System: Society of Petroleum Engineers, SPEE, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved March 2007)
Canadian Securities Administrators: COGE Handbook Vol. 1 Section 5

Although the Society of Petroleum Engineers resource classification has categories of 1C, 2C, 3C for Contingent Resources, and low, best and high estimates for Prospective Resources, Petro-Canada will only refer to the 2C for Contingent Resources and the risked (an assessment of the probability of discovering the resources) best estimate for Prospective Resources when referencing resources in this AIF. Canadian Oil Sands represents approximately 71% of Petro-Canada's total for Contingent and Prospective Resources. The balance of Petro-Canada's resources is spread out across the business, most notably in the North American frontier and International areas. Also, when Petro-Canada references resources for the Company, Contingent Resources are approximately 53% and risked Prospective Resources are approximately 47% of the Company's total resources.

Cautionary statement: In the case of discovered resources or a subcategory of discovered resources other than reserves, there is no certainty that it will be commercially viable to produce any portion of the resources. In the case of undiscovered resources or a subcategory of undiscovered resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

For movement of resources to reserves categories, all projects must have an economic depletion plan and may require

•
additional delineation drilling and/or new technology for oil sands mining, in situ and conventional Contingent and risked Prospective Resources prior to project sanction and regulatory approvals; and

•
exploration success with respect to conventional risked Prospective Resources prior to project sanction and regulatory approvals.

Reserves and resources information contained in this AIF is as at December 31, 2007.

Annual Information Form  PETRO-CANADA        3

Corporate Structure

INCORPORATION OF PETRO-CANADA

Petro-Canada is a corporation continued under the Canada Business Corporations Act. The registered and principal executive office of the Company is located at 150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3. Telephone: 403-296-8000.

INTERCORPORATE RELATIONSHIPS

Material operating subsidiaries owned 100%, directly or indirectly, by the Company as at December 31, 2007 were as follows:

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

Individually, the Company's remaining subsidiaries accounted for (i) less than 10% of the Company's consolidated revenues and consolidated assets as at December 31, 2007, and (ii) less than 10% of the Company's consolidated sales and operating revenues as at December 31, 2007. In the aggregate, the remaining subsidiaries accounted for less than 20% of each of (i) and (ii) described above.

4        PETRO-CANADA  Annual Information Form

BUSINESS OF PETRO-CANADA

The following business description should be read in conjunction with Petro-Canada's Management's Discussion and Analysis (MD&A) (contained in the Company's 2007 Annual Report), which is incorporated by reference into and forms an integral part of this AIF.

Petro-Canada is an integrated oil and gas company with a portfolio of businesses spanning both the upstream and downstream sectors of the industry. In the upstream businesses, the Company explores for, develops, produces and markets crude oil, natural gas liquids (NGL) and natural gas in Canada and internationally. The Downstream business unit refines crude oil and other feedstock, and markets and distributes petroleum products and related goods and services, primarily in Canada.

The table below outlines the various businesses of Petro-Canada as at December 31, 2007.

Upstream

North American Natural Gas	Oil Sands

• Western Canada • Alberta Foothills • Southeast Alberta/Southwest Saskatchewan • West Central Alberta • Northeast British Columbia • U.S. Rockies • Northwest Territories (NWT)/Nunavut • Alaska	• Syncrude (12% Interest) • MacKay River (100% Interest) • Fort Hills (60% Interest) • Other In Situ Oil Sands Leases

International & Offshore1

East Coast Canada	International

• Hibernia (20% Interest) • Terra Nova (34% Interest) • White Rose (27.5%[2] Interest) • Hebron (23.9% Interest) • Other Significant Discovery Licences and Exploration Acreage

•  North Sea
    •  Buzzard (29.9% Interest)
    •  Triton area
    •  Scott/Telford area
    •  De Ruyter (54.07% Interest)
    •  Hanze (45% Interest)
    •  Other Exploration Acreage
•  Other International
    •  Libya concessions (49% Interest)
    •  Syria Ebla natural gas project (100% Interest)
    •  Trinidad and Tobago North Coast Marine Area 1 (NCMA-1) (17.3% Interest)
• Other Exploration Acreage

Downstream

Refining and Supply	Sales and Marketing	Lubricants

• Edmonton Refinery • Montreal Refinery • ParaChem Chemical Plant (51% Interest)	• Retail Operations • Wholesale Operations	• Mississauga Lubricants Plant

1
In 2007, the Company combined its East Coast Canada and International businesses under one management structure. The change leverages and grows the capabilities of similar operations. The combined East Coast Canada and International operations are now referred to as International & Offshore.
2
Petro-Canada's working interest in the White Rose Extensions will be 26.125% after the Provincial Energy Corporation acquires its 5% working interest effective with the signing of the final project agreements. There is no change to the White Rose 27.5% working interest for the original field development as the Provincial Energy Corporation is not a partner.

Annual Information Form  PETRO-CANADA        5

General Development of the Business

THREE-YEAR HISTORY

The following narrative is a three-year history of notable Company events:

2007

Petro-Canada finished 2007 with record net earnings and strong cash flow. The Company achieved 21% growth in upstream production from continuing operations, compared with 2006, and delivered record financial results in the Downstream, East Coast Canada, International and Oil Sands businesses due to a strong business environment combined with solid operations. The Company also advanced its long-term projects to deliver the next wave of earnings and cash flow growth.

Specifically, the Company:

•
delivered record net earnings of $2.7 billion and cash flow from continuing operating activities of $3.31 billion

•
finished 2007 with proved reserves of 1,3152 million barrels of oil equivalent (MMboe), compared with 1,2742 MMboe at year-end 2006

•
achieved first production from Buzzard and Saxon in the North Sea

•
exited 2007 with U.S. Rockies production reaching 100 million cubic feet of oil equivalent/day (MMcfe/d), achieving the goal of doubling production from 2004 acquisition levels

•
acquired an additional 5% interest in the Fort Hills integrated mining and upgrading project

•
added Libya Concession Development and White Rose Extensions to list of major growth projects

•
closed out the derivative contracts associated with the Buzzard acquisition

•
completed a 15-well exploration program, resulting in seven discoveries and three wells under evaluation

1
Cash flow from continuing operating activities in 2007 was reduced by the payment of $1,145 million after-tax to settle the Buzzard derivative contracts.
2
These reserves numbers represent the sum of oil sands mining and oil and gas activities, are presented before royalties and stated in MMboe. Reporting reserves in this manner does not conform to SEC standards and is for general supplemental information only.

In North American Natural Gas, Western Canada production continued to decline in 2007 as expected. Lower net earnings of $191 million in 2007 reflected lower realized prices, decreased Western Canada volumes and higher operating, exploration, and depreciation, depletion and amortization expenses. These factors were partially offset by additional U.S. Rockies production due to the ramp up of volumes from the Wild Turkey and other coal bed methane (CBM) fields in the Powder River Basin and increased drilling activity in the Denver-Julesburg Basin. In 2007, the Quebec government granted a decree approving the proposal to construct the Gros-Cacouna liquefied natural gas (LNG) re-gasification terminal. In February 2008, OAO «Gazprom» (Gazprom) (the potential anchor supply for the proposed Gros-Cacouna project) decided not to pursue a Baltic LNG project with Petro-Canada. As a result, the Company is presently evaluating the long-term outlook for this project. During 2007, the Company continued to position itself for long-term North American supply by building its land position North of 60 and by participating in the drilling of three exploration wells.

The Oil Sands business delivered record net earnings of $316 million for the year, reflecting additional production from the ramp up of the Syncrude Stage III expansion and favourable realized prices. Late in 2007, the Company finalized the agreement to earn an additional 5% working interest in the Fort Hills project, bringing Petro-Canada's total stake in the Fort Hills project to 60%. In June 2007, Petro-Canada and its partners completed and announced the design basis and preliminary cost estimate for the Fort Hills project. The Fort Hills partnership also entered into a Memorandum of Agreement (MOA) with Sturgeon County and the Alberta Capital Region Wastewater Commission (ACRWC) to use treated waste water from the ACRWC as industrial process water at the Fort Hills Sturgeon Upgrader. In addition, Petro-Canada entered into an agreement, subject to the final investment decision, with Enbridge Inc. to develop pipeline and terminalling facilities to meet the requirements of Phase 1 and subsequent phases of the

6        PETRO-CANADA  Annual Information Form

project. At MacKay River, production was down compared with the prior year due to operational upsets. In 2007, the Company completed the MacKay River plant capacity upgrade and began steaming the fourth well pad. The time frame for completion of front-end engineering and design (FEED) for the MacKay River expansion project was extended by one year to evaluate cost saving opportunities.

In 2007, East Coast Canada also delivered record net earnings of $1,229 million, reflecting higher realized prices and increased production. In August 2007, the Hebron partners signed a non-binding Memorandum of Understanding (MOU) with the Government of Newfoundland and Labrador related to the fiscal and other terms for the future development of the Hebron/Ben Nevis offshore field. The partner-operated Hibernia platform continued to have solid operations, and the operator continued to address requests for additional information by the Government of Newfoundland and Labrador regarding the development of the Hibernia Southern Extension. In December 2007, Petro-Canada and its partners in the North Amethyst, West White Rose and South White Rose Extension, collectively known as the White Rose Extensions1 development, signed a formal agreement with the province for the development of these oilfields. In 2007, the partners received regulatory approval for the South White Rose Extension and are in the regulatory review process for the North Amethyst development. Reliability at the Petro-Canada operated Terra Nova Floating Production Storage and Offloading (FPSO) vessel increased significantly, leading to much higher production in 2007.

1
Petro-Canada's working interest in the White Rose Extensions will be 26.125% after the Provincial Energy Corporation acquires its 5% working interest effective with the signing of the final project agreements. There is no change to the White Rose 27.5% working interest for the original field development as the Provincial Energy Corporation is not a partner.

The International business unit delivered record net earnings of $374 million, due primarily to higher realized prices and significantly higher production. Early in 2007, the Buzzard North Sea development achieved first production and the field ramped up to peak production of 200,000 barrels of oil equivalent/day (boe/d) gross (59,800 boe/d net) in August. In November, the Company achieved first oil from its Saxon development in the U.K. sector of the North Sea. Late in 2007, Petro-Canada and the Libyan National Oil Corporation (NOC) signed binding heads of agreement for a 30-year extension of the Libya concessions. During 2007, the Company and its partners drilled 15 exploration wells. Seven wells were completed as discoveries, three wells were shut-in and are awaiting evaluation, and five wells were abandoned as dry holes or non-commercial discoveries and written off. In mid-2007, the Company reached a settlement with the Venezuelan Ministry for Energy and Petroleum to dispose of its 50% working interest in the La Ceiba Block. At the end of 2007, Petro-Canada closed its office in Venezuela. At the end of the year, the Company settled all outstanding Buzzard derivative contracts, resulting in a reduction in cash flow of $1,145 million after-tax.

The Downstream contributed a record $629 million of net earnings in 2007. Strong reliability at the Edmonton and Montreal refineries allowed Petro-Canada to maximize the benefits of unprecedented light oil refining margins. The two refineries operated at a combined reliability index of 92 in 2007. At year-end 2007, Petro-Canada had completed 61% of the construction at the Edmonton refinery to convert the refinery to process 100% oil sands-based feedstock and all the major vessels and modules had been installed. The Company also announced a 10% increase in the capital costs of this project to $2.2 billion due to labour productivity issues associated with the general construction labour situation in Alberta. During the year, work progressed to evaluate the feasibility of adding a coker to the Montreal refinery. In addition, Petro-Canada increased sales at convenience stores and in its high margin lubricants business.

The Company also returned funds to shareholders during the year. Total cash dividends paid in 2007 were $255 million, compared with $201 million in 2006 and $181 million in 2005. In addition, Petro-Canada renewed its NCIB program. The current program, which extends to June 21, 2008, entitles the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions. During 2007, the Company repurchased and cancelled 15,998,000 shares at an average price of $52.42 per share for a total cost of $839 million.

Annual Information Form  PETRO-CANADA        7

2006

In 2006, Petro-Canada delivered solid net earnings of $1.7 billion and cash flow from continuing operating activities of $3.6 billion. The International business achieved first production from the North Sea platforms of De Ruyter and L5b-C and secured drilling rigs for the 2007 and 2008 International exploration programs. Petro-Canada increased the proportion of long-life and operated assets it holds in Syria when it completed the sale of its producing assets for net proceeds of $640 million. Later in the year, the Company completed an agreement to purchase a 90% interest in and operate the Ebla natural gas project in central Syria for $54 million. The Company completed the extended turnaround of the Terra Nova FPSO, which involved regulatory inspections and reliability improvements. Development drilling in the White Rose field showed promise in 2006, with discoveries made in the west and southwest sections of the field. In April 2006, Petro-Canada and its partners in the Hebron development suspended negotiations with the Government of Newfoundland and Labrador and demobilized the Hebron project team after failing to reach a development agreement. The Syncrude Stage III expansion came on-stream, adding to upstream production for the year. At the same time, the Company added in situ oil sands resources with the purchase of additional leases adjacent to MacKay River. As part of the Fort Hills project, in December 2006, the partners filed a regulatory application to construct and operate an upgrader in Sturgeon County, about 40 kilometres northeast of Edmonton. Early in 2006, a fire occurred at the Mississauga lubricants plant, which reduced output to 50% of plant capacity for approximately two months. The lubricants plant repairs were completed in March 2006 and, in June 2006, the facility began ramping up its 25% expansion. Petro-Canada completed its ultra-low sulphur diesel projects at its Edmonton and Montreal refineries, thereby providing cleaner burning fuels to consumers. During the year, construction was started to convert the Edmonton refinery to process 100% oil sands-based feedstock. In the U.S. Rockies, water treatment permits required for wells planned in 2005 and 2006 were approved, resulting in a ramp up of coal de-watering. The Company continued to drill in the Denver-Julesburg Basin for natural gas from tight sands. A public hearing on the proposed LNG import and re-gasification terminal at Gros-Cacouna, Quebec was held. The Company also returned funds to shareholders during the year. In December, the Company declared a 30% increase in its quarterly dividend to $0.13/share, commencing with the dividend payable April 1, 2007. In addition, Petro-Canada renewed its NCIB program, which was extended to June 21, 2007, entitling the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions. During 2006, the Company repurchased and cancelled 19,778,400 shares at an average price of $51.10 per share for a total cost of just over $1 billion.

2005

In 2005, Petro-Canada achieved net earnings of approximately $1.8 billion and cash flow from continuing operating activities of $3.8 billion. The Oil Sands business strengthened its position in mining bitumen by securing a majority interest and operatorship of the Fort Hills project from UTS Energy Corporation (UTS). The Company also strengthened its East Coast Canada position in 2005 with first oil at White Rose on budget and ahead of schedule. In late 2005, Petro-Canada reached an agreement to sell the Company's producing assets in Syria for EUR 484 million (Cdn equivalent of $676 million as at December 20, 2005), before adjustments. The sale closed on January 31, 2006. Also, the Company continued to position itself for long-term North American supply by building its land position in the NWT and by acquiring extensive acreage in Alaska in preparation for the proposed pipelines. In the Downstream, the Company completed the Eastern Canada refinery consolidation and acquired a 51% interest in a paraxylene facility adjacent to the Montreal refinery. The Company also returned funds to shareholders during the year. In July 2005, the Company declared a two-for-one stock split in the form of a stock dividend. Commencing with the fourth quarter dividend paid on October 1, 2005, the Company increased the quarterly dividend 33% to $0.20/share on a pre-stock dividend basis ($0.10/share on a post-stock dividend basis). In addition, Petro-Canada renewed the NCIB program, which was extended to June 21, 2006, entitling the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions. During 2005, the Company repurchased and cancelled 8,333,400 shares (on a post-stock dividend basis) at an average price of $41.54 per share for a total cost of approximately $346 million. During the second quarter of 2005, Petro-Canada completed a $600 million US offering of 5.95% 30-year senior notes. Net proceeds were used to repay existing short-term borrowing, with the balance used for working capital purposes.

8        PETRO-CANADA  Annual Information Form

Description of the Business

BUSINESS ENVIRONMENT

The major economic factors influencing Petro-Canada's upstream financial performance include crude oil and natural gas prices and foreign exchange, particularly the Cdn dollar/U.S. dollar rates. Crude oil and natural gas prices are affected by a number of factors, including supply and demand balance, weather and political events. Factors influencing Downstream financial performance include the level and volatility of crude oil prices, industry refining margins, levels of crude oil price differentials, demand for refined petroleum products, the degree of market competition and foreign exchange, particularly the Cdn dollar/U.S. dollar rates.

Business Environment in 2007

The year 2007 saw the highest oil price on record, with a near doubling of prices. The price of North Sea Brent (Dated Brent) opened the year at lows near $51 US/bbl and closed at a record $96 US/bbl. North American natural gas prices at the Henry Hub were much less volatile, averaging around $7 US/million British thermal units (MMBtu) for most of the year.

On an annual average basis, the price of Dated Brent reached $72.52 US/bbl, the highest annual average ever and almost 11% above the 2006 average. Strong oil prices in 2007 were driven by continued demand growth in China, geopolitical tensions and speculation. In 2007, the international light/heavy crude (Dated Brent/Mexican Maya) price differentials averaged $12.67 US/bbl, narrower than the $13.94 US/bbl posted in 2006. Canadian light/heavy crude (Edmonton Light/Western Canada Select (WCS)) spreads widened in 2007 to $24.07 Cdn/bbl from $22.40 Cdn/bbl in 2006. Canadian heavy crudes sold at a larger discount to light crude prices, compared with international heavy crudes, due to Canadian heavy crude oil production growing at a faster rate than North American investment to convert refineries to process heavy feedstock.

The appreciation of the Cdn dollar during 2007 reduced the impact of international prices on Canadian crude oil and natural gas prices. The Cdn dollar averaged 93 cents US in 2007, compared with 88 cents US in 2006.

North American natural gas prices were lower in 2007, compared with 2006 due to continuing high levels of natural gas in storage and lower weather-related demand. Henry Hub prices averaged $6.92 US/MMBtu in 2007, 5% lower than in 2006. In 2007, the Canadian natural gas price at the AECO-C hub fell in line with U.S. prices and averaged 5% below its 2006 level.

In the downstream sector, in 2007, refined petroleum product sales in Canada increased by about 3%, compared with declines of 1% in the past two years. The positive impact of improved product sales on industry margins during 2007 was partially offset by a stronger Cdn dollar and its impact on cracking margins and crude differentials and narrower international light/heavy crude price differentials. The New York Harbor 3-2-1 crack spread, an indicator of overall refining margins, averaged $14.15 US/bbl in 2007, compared with $9.80 US/bbl in 2006. Logistical bottlenecks associated with the replacement of Methyl Tertiary Butyl Ether (MTBE) with ethanol in gasoline blending in the U.S. and a busy schedule of refinery turnarounds helped to improve gasoline margins in early 2007, compared with 2006. Distillate margins continued to be strong, largely reflecting the penetration of ultra-low sulphur on-road diesel in the market since June 2006.

Competitive Conditions

It is increasingly challenging for the energy sector to find new sources of oil and natural gas. Petro-Canada is well positioned to successfully increase production of oil and natural gas and compete for new opportunities that could complement existing upstream resources. The Company has an estimated 15 billion boe of resources from which to develop new production, with approximately 71% of the resources located in Alberta's oil sands. With upstream business operations in Canada and internationally, the Company has the flexibility to pursue a wide range of opportunities. While the Company has significant operational scope, as measured by production levels, it remains a mid-sized global company. This means Petro-Canada has the operational capability and balance sheet strength to invest in large projects, but smaller investments can also have a meaningful impact on the Company's production levels and financial returns.

Annual Information Form  PETRO-CANADA        9

Petro-Canada is well positioned to compete in the petroleum product refining and marketing business in Canada. The Company accounts for 13% of the total refining capacity and has a 16% share of the petroleum products market in Canada. With a network of more than 1,300 retail service stations, Petro-Canada has the highest gasoline sales per site in Canada among national integrated oil companies. The Company also has Canada's largest commercial road transport network, with 229 locations, as well as a robust bulk fuel sales channel.

The Company's strong financial position, track record of successfully executing large capital projects and depth of management experience should enable it to continue to compete effectively in the current business environment.

RISK MANAGEMENT

Risks Relating to Petro-Canada's Business

Petro-Canada's results are impacted by several risks and management's strategies for handling these risks. Management believes each major risk requires a unique response based on Petro-Canada's business strategy and financial tolerance. Some risks can be effectively managed through internal controls, business processes, insurance and hedging. Hedging is used in limited circumstances, mainly to mitigate Downstream risks associated with refinery feedstock costs. Petro-Canada's business risks include, but are not limited to, the following items. These risks could have a material adverse effect on the Company's business, financial conditions, and results of operations.

A substantial or extended decline in crude oil or natural gas prices could have a material adverse effect on Petro-Canada.

The Company's financial condition depends substantially on the market prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on Petro-Canada's financial condition, as well as the value and amount of the Company's reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of other factors beyond Petro-Canada's control. These factors include, but are not limited to, the actions of the Organization of the Petroleum Exporting Countries (OPEC), world economic conditions, government regulation, political developments, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Canadian natural gas prices are primarily affected by North American supply and demand, weather conditions, the level of industry inventories, political events, and, to a lesser extent, the price of alternate sources of energy.

Any substantial or extended decline in the prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs, curtailment in production at some properties and unused long-term transportation commitments.

The margins realized for Petro-Canada's refined products are also affected by factors such as crude oil price fluctuations, third-party refined product purchases and the demand for refined petroleum products. The Company's ability to maintain product margins in an environment of higher feedstock costs depends upon its ability to pass higher costs on to customers.

Factors that affect Petro-Canada's ability to execute projects could adversely affect business results.

Petro-Canada manages a variety of projects to support continuing operations and future growth. Significant project cost over-runs could make certain projects uneconomic. The Company's ability to execute projects depends upon numerous factors, some of which extend beyond Petro-Canada's control. These factors include, but are not limited to, changes in project scope, labour availability and productivity, staff resourcing, availability and cost of material and services, design and/or construction errors, delays in regulatory approvals and access to capital funding.

As a result, Petro-Canada may not be able to execute projects on time, on budget or at all.

10        PETRO-CANADA  Annual Information Form

A failure to acquire or find additional reserves would cause a decline in Petro-Canada's reserves and production levels.

The Company's future oil and natural gas reserves and production and, therefore, cash flows are highly dependent upon success in exploiting Petro-Canada's current reserves base and acquiring or discovering additional reserves. Without reserves additions through exploration, acquisition or development activities, Petro-Canada's reserves and production will decline over time. Exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient to fund the Company's capital expenditures and external sources of capital become limited or unavailable, Petro-Canada's ability to make the necessary capital investments to maintain oil and natural gas reserves will be impaired. Costs to find and develop or acquire additional reserves also depend on success rates, which vary over time.

Petro-Canada's oil and natural gas reserves data and future net revenue estimates are subject to variability.

There are many uncertainties inherent in estimating quantities of oil and natural gas reserves, including many factors beyond the Company's control. Estimates of economically recoverable oil and natural gas reserves are based upon a number of variables and assumptions. These include geoscientific interpretation, commodity prices, operating and capital costs and historical production from properties. These estimates have some degree of uncertainty and reserves classifications are best estimates. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributed to properties and classification of reserves based on recovery risk may vary substantially. Petro-Canada's actual production, revenues, taxes and development and operating expenditures related to reserves may vary materially from estimates.

Petro-Canada's operations are subject to physical damage, business interruption and casualty losses.

Petro-Canada is subject to the operating risks associated with exploring for and producing oil and natural gas, as well as operating midstream and downstream facilities. These risks include blowouts, explosions, fires, gaseous leaks, equipment failures, migration of harmful substances, adverse weather conditions and oil spills. These risks could cause personal injury, could result in damage or destruction to oil and natural gas wells, formations, production facilities, other property and equipment, and the environment, and could interrupt operations. In addition, Petro-Canada's operations are subject to the risks related to transporting, processing and storing of oil, natural gas and other related products, drilling of oil and natural gas wells, and operating and developing oil and natural gas properties.

Changes in governmental regulation affecting the oil and natural gas industry could have a material adverse impact on Petro-Canada.

The petroleum industry is subject to regulation and intervention by governments, including the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, regulation of the development and abandonment of fields (including restrictions on production) and, possibly, expropriation or cancellation of contract rights. As well, governments may regulate or intervene on prices, taxes, royalties and the exportation of oil and natural gas. Regulations may be changed in response to economic or political conditions. New regulations or changes to existing regulations that affect the oil and natural gas industry could reduce demand for natural gas or crude oil, and increase Petro-Canada's costs.

Fluctuations in exchange rates create foreign currency exposure.

Due to the fact that energy commodity prices are primarily in U.S. dollars, Petro-Canada's revenue stream is affected by the Cdn/U.S. dollar exchange rate. The Company's net earnings are negatively affected by a strengthening Cdn dollar. Petro-Canada is also exposed to fluctuations in other foreign currencies, such as the euro and British pounds sterling.

Annual Information Form  PETRO-CANADA        11

Petro-Canada's foreign operations may expose the Company to risks, which could negatively affect results of operations.

The Company has operations in a number of countries with different political, economic and social systems. As a result, Petro-Canada's operations and related assets are subject to a number of risks, which may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies, economic and legal sanctions (such as restrictions against countries that the U.S. government may deem to sponsor terrorism) and other uncertainties arising from foreign government sovereignty over Petro-Canada's international operations. If a dispute arises in Petro-Canada's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in the U.S. or Canada.

The Company has operations in Libya, which is a member of OPEC. Petro-Canada may operate in other OPEC-member countries in the future. Production in those countries may be constrained by OPEC quotas.

Petro-Canada is subject to environmental legislation in all jurisdictions where it operates. Changes in this legislation could negatively affect the Company's results of operations.

Petro-Canada is subject to environmental regulation under a variety of Canadian, U.S. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. This is collectively referred to below as environmental legislation.

Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous and non-hazardous substances, including natural resources and waste, and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation requires that wells, facility sites and other properties associated with Petro-Canada's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, and changes to certain existing projects, may require submitting and seeking the approval of environmental impact assessments or permit applications. Complying with environmental legislation can require significant expenditures, including costs for cleanup and damages due to contaminated properties. Failure to comply with environmental legislation may result in fines and penalties. Petro-Canada is also exposed to civil liability for environmental matters, including private parties commencing actions, new theories of liability and new heads of damages. Although it is not expected that the costs of complying with environmental legislation or dealing with environmental civil liabilities, as they are known today, will have a material adverse effect on Petro-Canada's financial condition or results of operations, no assurance can be made that the costs of complying with future environmental legislation will not have a material effect.

The Kyoto Protocol, effective in Canada since 2005, requires signatory nations to reduce their emissions of carbon dioxide and other greenhouse gases (collectively, GHG). The details of the implementation of a federal GHG emissions reduction program in Canada have not been finalized. Depending on the specifics of the regulations, compliance options currently being considered include reduction of GHG emissions from operations, the purchase of emission-trading credits, or the purchase of other types of offsets. As of December 31, 2007, the only financial GHG obligations in Canada impacting Petro-Canada's operations were the Specified Gas Emitters Regulation in Alberta and the Green Tax in Quebec. It is premature to predict what impact changes to federal or provincial regulations will have on the Canadian oil and natural gas industry, but Petro-Canada will most likely face increased capital and operating costs in order to comply with GHG emissions targets and/or reductions which costs may be material.

Petro-Canada's oil and natural gas production and refining operations impact communities and surrounding environments.

Those impacted by Petro-Canada's operations can become concerned over the use of resources, such as land and water, the perceived or real threat to human health, the potential impact on biodiversity, and/or possible societal changes to surrounding communities. The Company must secure and maintain formal regulatory approvals and licences in order to conduct operations. In addition, broader societal acceptance of Petro-Canada's activities is necessary for resource development. An inability for the

12        PETRO-CANADA  Annual Information Form

Company to secure local community support, necessary regulatory approvals and licences and broader societal acceptance can result in projects being delayed or stopped, resulting in higher project costs. Lack of local community and stakeholder support can lead to pressure to limit or shut down operations.

Counterparties exposure.

Petro-Canada is exposed to credit risk, and operational risk associated with counterparties' abilities to fulfil their obligations to the Company.

Petro-Canada does not operate all of its properties and assets.

Other companies operate some of the assets in which Petro-Canada has interests. As a result, the Company has limited ability to exercise influence over operations of these assets or their associated costs. The risks associated with assets operated by others depend upon a number of factors that may be outside of Petro-Canada's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices applied to the assets.

Marketing of production could adversely affect Petro-Canada's business.

The Company's ability to market its oil and natural gas depends on numerous factors. These include, but are not limited to, availability of processing capacity, availability and proximity of pipeline capacity, supply of and demand for oil and natural gas, availability of alternative fuel sources, effects of weather, availability of drilling and related equipment and accidental events. These factors could cause Petro-Canada to be unable to market all of the oil and natural gas that the Company produces.

Annual Information Form  PETRO-CANADA        13

UPSTREAM

Petro-Canada's upstream operations consisted of three business units in 2007: North American Natural Gas, with current production in Western Canada and the U.S. Rockies; Oil Sands with operations in northeast Alberta; and International & Offshore. International & Offshore has two segments: East Coast Canada, with three major developments offshore Newfoundland and Labrador; and International, where the Company is active in two core areas: North Sea and Other International. The diverse asset base provides a balanced portfolio and a platform for long-term growth.

North American Natural Gas

Business Summary and Strategy

North American Natural Gas explores for and produces natural gas, crude oil and NGL in Western Canada and the U.S. Rockies. This business also markets natural gas in North America and has established resources in the NWT and Alaska.

The North American Natural Gas strategy is to be a significant market participant by accessing new and diverse natural gas supply sources in North America. Key features of the strategy include:

•   optimizing core properties in Western Canada and developing CBM and tight gas in the U.S. Rockies

•   targeting 50% to 60% reserves replacement

•   focused exploration activity in Western Canada, with increasing emphasis in the U.S.

•   building the northern resource base for long-term growth

Western Canada and U.S. Rockies

Annual production before royalties totalled 219 billion cubic feet (Bcf) of natural gas and 4.6 million barrels (MMbbls) of conventional crude oil and NGL in 2007. Exploration and development drilling activity in North American Natural Gas resulted in 580 gross (442 net) wells, including 410 gross (297 net) natural gas wells and 133 gross (118 net) oil wells, for an overall success rate of 94% in 2007.

The realized natural gas price for North American Natural Gas averaged $6.30/Mcf in 2007, down 8% from $6.85/Mcf in 2006.

Western Canada natural gas production averaged 590 MMcfe/d in 2007, down 9% from 646 MMcfe/d in 2006. Exploration and development drilling activity in Western Canada resulted in 395 successful wells (gross), for an overall success rate of 93% in 2007. The Western Canada realized natural gas price was $6.48/Mcf in 2007, compared with $6.88/Mcf in 2006. Western Canada operating and overhead costs were $1.50/thousand cubic feet of oil equivalent (Mcfe) in 2007, up from $1.31/Mcfe in the previous year. The operating and overhead cost increase in Western Canada reflected general industry-wide cost pressures for materials, fuel and labour, combined with lower production.

U.S. Rockies natural gas production averaged 84 MMcfe/d in 2007, up 53% from 55 MMcfe/d in 2006. Exit volumes for the year exceeded 100 MMcfe/d, a doubling of production from 2004 acquisition levels. The increase reflected the ramp up of production from the Wild Turkey and other CBM fields in the Powder River Basin and increased drilling activity in the Denver-Julesburg Basin. Exploration and development drilling activity in the U.S. Rockies during 2007 resulted in 150 gross wells, down from the 280 wells in 2006. The U.S. Rockies realized natural gas price was $4.88/Mcf in 2007, down from $6.36/Mcf in 2006 due to pipeline constraints. Late in 2007, the initial expansion of the Fort Union gas gathering system was completed, helping to reduce curtailments in the

14        PETRO-CANADA  Annual Information Form

Powder River Basin. The completion of the Rockies Express pipeline expansion is expected to alleviate additional U.S. Rockies pipeline constraints when it comes on-stream in 2008. U.S. Rockies operating and overhead costs were $2.21/Mcfe in 2007, down compared with $2.29/Mcfe in 2006 due to higher production. In 2007, the Company recorded a charge of $97 million after-tax for the impairment of CBM assets in the U.S. Rockies due to probable reserves reductions combined with lower prices.

In Western Canada, Petro-Canada operates 10 natural gas field processing plants with total licensed capacity of approximately one billion cubic feet/day (Bcf/d), of which the Company's share is approximately 622 million cubic feet/day (MMcf/d). As part of the Company's ongoing optimization of its portfolio of assets, in early 2007, Petro-Canada completed the sale of its 31% working interest in the Brazeau plant and 7% of its 10% working interest in the West Pembina plant. The following table shows Petro-Canada's working interest ownership and the capacity of operated processing plants.

Petro-Canada Ownership and Capacity

Petro-Canada Operated Plants	Working Interest Ownership (%)	Gross Licensed Capacity (MMcf/d)	Net Licensed Capacity (MMcf/d)

Hanlan Sweet	41	44	18
Hanlan Sour	46	380	175

Total Hanlan		424	193

Wilson Creek Sweet	52	12	7
Wilson Creek Sour	52	22	11

Total Wilson Creek		34	18

Boundary Lake Sweet	100	20	20
Boundary Lake Sour	50	66	33
Parkland 1	44	18	8
Parkland 2	35	12	4
Wildcat Hills	66	124	82
Bearberry	100	94	94
Ferrier	99	119	118
Gilby East	100	52	52

Total 2007		963	622

Petro-Canada also has varying working interests in other natural gas processing plants and field gathering facilities operated by other oil and natural gas companies. The Company's aggregate share from such interests is 189 MMcf/d of licensed capacity.

In 2007, North American Natural Gas marketed 700 MMcf/d of natural gas, of which 656 MMcf/d were direct sales. Approximately 12% (85 MMcf/d) of total sales were internal to Petro-Canada, at market prices, and were used at refinery and lubricant facilities as fuel and for some plant feedstock, and steam generation at the MacKay River in situ operation. In Western Canada, the Company markets natural gas produced by other companies in addition to Petro-Canada's own production. From Western Canada, the Company sold 631 MMcf/d in 2007, down 6% from 673 MMcf/d in 2006, reflecting lower production and third-party sales. U.S. Rockies sales for 2007 were 69 MMcf/d, compared with 43 MMcf/d in 2006. Higher 2007 sales reflected improved natural gas performance at the Wild Turkey CBM field in the third quarter of 2007. To achieve better control over sales volumes, prices and transportation-related costs, Petro-Canada focuses on direct sales to end-users, distribution companies, wholesale marketers and natural gas spot markets. Marketing efforts include management of the natural gas portfolio, natural gas supply contracts, pipeline commitments and customer relationships.

Annual Information Form  PETRO-CANADA        15

The following table shows the market distribution of Petro-Canada's North American Natural Gas sales.

North American Natural Gas Sales by Market

	2007		2006
	(MMcf/d)	(% of Total)	(MMcf/d)	(% of Total)

Sales to aggregators
ProGas Limited	25	4	30	4
Cargill Incorporated	16	2	18	3
Others	3	–	4	–

Total sales to aggregators	44	6	52	7

Direct sales
Alberta	198	29	228	32
U.S. Midwest	162	23	159	22
British Columbia and U.S. Pacific Northwest	86	12	84	12
U.S. Rockies	69	10	43	6
California	26	4	43	6
Eastern Canada	23	3	19	3
Saskatchewan	7	1	7	1

Total before internal sales	571	82	583	82
Sales within Petro-Canada	85	12	81	11

Total direct sales	656	94	664	93

Total sales	700	100	716	100

The Company has future commitments to sell and transport natural gas associated with normal operations. Under future fixed-price commitments entered into during the 1990s, approximately 10 MMcf/d (2% of estimated 2008 natural gas production in Western Canada) will be sold, at an average plant gate netback price of between $3.99/Mcf to $4.15/Mcf.

Royalty Regime

Royalty regimes are a significant factor in the profitability of crude oil and natural gas production. In Western Canada, royalties on conventional crude oil and natural gas owned by provincial governments are regulated and may be amended from time to time. Royalty payments to provincial governments are generally calculated as a percentage of production and vary depending upon factors such as well production volumes, selling prices, method of recovery, location of production and date of discovery. Royalties payable on production of privately owned crude oil and natural gas are negotiated with the mineral rights owner. In October 2007, the Alberta government published a New Alberta Royalty Framework that will become effective January 1, 2009. The details of the New Alberta Royalty Framework as it relates to conventional crude oil and natural gas production are still being finalized.

In the U.S., production is from federal, state and freehold lands. Production from federal and state lands is subject to a fixed royalty rate plus a payment to the landowner. Freehold royalty rates are determined by negotiations with the freehold land owner.

In 2007, Petro-Canada's average royalty rate for North American Natural Gas was approximately 22% for conventional crude oil, NGL and natural gas.

Northwest Territories (NWT)

With interests in six exploration blocks covering approximately 880,000 acres gross (690,000 net acres) Petro-Canada is a significant leaseholder in the NWT. Petro-Canada's holdings are comprised of four exploration licences and two Inuvialuit land concessions. Petro-Canada is the operator on the four licences. The net work commitments on the licences total approximately $56 million and are guaranteed by performance bonds for the Company's net share of approximately $14 million. Work program terms in the Inuvialuit land concessions include seismic acquisition and drilling. In 2002, a natural gas discovery at the Tuk M-18 well

16        PETRO-CANADA  Annual Information Form

tested at restricted rates of up to 30 MMcf/d. This development is contingent on a Mackenzie valley pipeline. Petro-Canada also holds a 100% position in 73,000 acres covering two Significant Discovery Areas (SDAs) in the Colville Hills area of the NWT. The M-47 well on the Tweed Lake SDA was re-entered and tested in 2004, with restricted rates up to 10 MMcf/d.

Alaska

Petro-Canada's initial foray into Alaska was in the Foothills area north of the Brooks Mountain Range. Field geological studies confirmed that the geology and prospects of this area are similar to the Alberta Foothills, where Petro-Canada has developed considerable expertise and has had significant success finding natural gas. In 2005, Petro-Canada and Anadarko Petroleum Corporation formed a 50/50 Foothills joint venture through various transactions and, by January 2006, jointly held 2.5 million gross acres of leased and option lands in the Alaska Foothills. BG (Alaska) E&P Inc. became a third equal participant in the joint venture early in 2006 and the group acquired additional leases at state and federal lease sales later that year. Each company's net land position in the Alaska Foothills is now in the order of one million acres, including option acreage. In 2007, the group initiated gas exploration by conducting a 276 square kilometre 3D seismic survey over lease holdings on the western edge of the Foothills near the boundary with the National Petroleum Reserve-Alaska (NPR-A). This will be followed by a two-well drilling program in that area in 2008.

In 2004, Petro-Canada acquired a large position of 322,610 (gross and net) acres in the NPR-A, an area of significant potential for large oil prospects. Petro-Canada and FEX L.P. (a subsidiary of Talisman Energy Inc.) reached a pooling agreement for the joint exploration of select leases in the NPR-A in early 2006 and drilled the Aklaq-2 exploration well, which encountered non-commercial hydrocarbons. In the latter part of 2006, FEX and Petro-Canada acquired additional leases at the NPR-A lease sale and subsequently pooled the majority of their NPR-A leaseholdings, covering approximately 1.2 million acres. As a result, in jointly held NPR-A acreage with FEX, Petro-Canada's net acreage position is just over 500,000 acres. In early 2007, Petro-Canada and FEX conducted simultaneous drilling programs in the NPR-A: one program comprising the Amaguq-2 well (40% working interest), followed by the Aklaq-6 well (30% working interest) and, the other, the deeper Aklaqyaaq-1 well (20% working interest). The Amaguq-2 well was abandoned, having failed to encounter reservoir quality sands in the primary target. The Aklaq-6 and Aklaqyaaq-1 wells encountered several hydrocarbon bearing zones and have been suspended for future testing.

Arctic Islands

The Company sees long-term potential for the development of Arctic island natural resources discovered in the 1970s and 1980s. In 2008, a small team was formed to look at the feasibility of developing the Company's assets in this region. The two largest assets Petro-Canada holds in the region are the Drake and Hecla fields on Melville Island.

LNG

In July 2004, a MOU was signed with TransCanada PipeLines Limited to develop and share (50/50) ownership of an LNG facility at Gros-Cacouna, Quebec. The parties filed an Environmental Impact Assessment with the provincial and federal governments in the second quarter of 2005 and conducted a joint federal and provincial public review and consultation process in 2006. Regulatory approval was secured in 2007. In February 2008, Gazprom (the potential anchor supply for the proposed project) decided not to pursue a Baltic LNG project with Petro-Canada. As a result, the Company and its co-venturer are reviewing the long-term outlook for the Gros-Cacouna project.

Annual Information Form  PETRO-CANADA        17

Link to Petro-Canada's Corporate and Strategic Priorities

The North American Natural Gas business is aligned with Petro-Canada's strategic priorities as outlined by its progress in 2007 and goals for 2008.

PRIORITY	2007 GOALS	2007 RESULTS	2008 GOALS

Delivering Profitable Growth with a Focus on Operated, Long-Life Assets

•  transition further into unconventional gas plays
•  optimize opportunities around core assets
•  double U.S. Rockies production to 100 MMcfe/d net by year-end 2007
•  shift focus from developing around existing production to exploring in new areas
•  receive regulatory decision for the LNG facility at Gros-Cacouna
• advance exploration prospects in the Mackenzie Delta/Corridor[1] and Alaska

•  26% of 2007 production was unconventional, compared with 22% in 2006
•  drilled 427 gross wells in Western Canada focused on the Company's core assets, including 312 wells in the Medicine Hat region
•  exited 2007 having achieved 100 MMcfe/d net production from the U.S. Rockies
•  drilled 150 gross wells and continued to increase CBM well de-watering in the U.S. Rockies
•  exploration activity in 2007 continued exploration shift to the U.S.
•  received provincial regulatory approval to construct the proposed LNG re-gasification terminal at Gros-Cacouna
•  National Energy Board (NEB) approved application for new pipeline receipt point at Gros-Cacouna and reaffirmed rolled-in tolling methodology for the proposed pipeline expansion
• participated in three Alaska NPR-A wells, with plans to test two of the wells that encountered hydrocarbons

•  continue to selectively optimize Western Canada core assets
•  continue U.S. Rockies CBM and tight natural gas development
•  target 50% to 60% reserves replacement from core assets
•  focused exploration activity in Western Canada, with increasing emphasis on the U.S.
•  advance exploration prospects in the NWT and Alaska
• initiate an Arctic LNG feasibility study

Driving for First Quartile Operation of Our Assets	• sustain reliability performance • continue to leverage costs through strategic alliances and preferred suppliers	• maintained reliability of 99% at Western Canada natural gas processing facilities
		• delivered value to the organization through preferred supplier relationships, while continuing to ensure competitive supply costs through selective bidding	• continue to focus on safety and reliability performance • continue to leverage costs through strategic alliances and preferred suppliers

Continuing to Work at Being a Responsible Company
•  continue to focus on total recordable injury frequency (TRIF) and maintain low regulatory exceedances
•  complete the roll out of behaviour-based safety for employees and contractors
•  drive for continuous improvement in contractor safety performance
• proactively remediate and reclaim old sites
•  TRIF increased to 1.54, compared with 1.42 in 2006 due mostly to the addition of select U.S. contractors to the TRIF calculation
•  completed the roll out of behaviour-based safety for employees and contractors
•  improved Western Canada contractor injury frequency
•  recorded three regulatory compliance exceedances in 2007, compared with nine in 2006
• established a program for risk assessment and managing the reclamation of old sites
•  continue to focus on TRIF and maintain low regulatory exceedances
•  conduct internal stakeholder engagement training for project managers and other key business roles
• strengthen approach to investigating and learning from events

1
Mackenzie Delta/Corridor is also referred to as Northwest Territories (NWT) in this document.

18        PETRO-CANADA  Annual Information Form

Oil Sands

Business Summary and Strategy

Petro-Canada has more than 1.2[1] billion barrels of total Oil Sands proved plus probable reserves and more than 10.4[2] billion barrels of Contingent and Prospective Resources. The Company's major Oil Sands interests include a 12% ownership in the Syncrude joint venture (an oil sands mining operation and upgrading facility), 100% ownership of the MacKay River in situ bitumen development (a steam-assisted gravity drainage (SAGD) operation), a 60% ownership in and operatorship of the proposed Fort Hills oil sands mining and upgrading project, and extensive oil sands acreage considered prospective for in situ development of bitumen resources.

The Oil Sands strategy for profitable growth includes:

•   integrated development of reserves to maximize financial returns

• disciplined capital investment to optimize the value created by long-life projects

1
These reserves numbers represent the sum of oil sands mining and oil and gas activities, including probable reserves, and are presented before royalties. Reporting reserves in this manner does not conform to SEC standards and is for general supplemental information only.
2
45% of total Oil Sands resources are risked Prospective Resources and 55% are Contingent Resources.

•
a staged approach to development of capital-intensive oil sands projects to allow rigorous cost management and the opportunity to benefit from evolving technology

The Company has chosen to participate in the full oil sands value chain due to its resource potential and strong position with bitumen upgrading capacity. Petro-Canada has processing capacity through Syncrude and Suncor Energy Inc. (starting in 2008). The Company is also converting the conventional crude oil train at its Edmonton refinery to refine oil sands-based feedstock from northern Alberta, which is expected to start up at the end of 2008. This conversion, along with the existing synthetic crude supply, will result in the refinery running on an exclusive diet of oil sands-based feedstock. This connection between resource and upgrading capacity should provide more economic certainty in a business where volatile light/heavy differentials affect bitumen pricing.

Oil Sands Mining – Syncrude

Petro-Canada has a 12% interest in Syncrude, the world's largest oil sands mining operation, located approximately 40 kilometres north of Fort McMurray, Alberta. Syncrude is a joint venture formed to mine shallow deposits of oil sands from the McMurray formation in the Athabasca Oil Sands and to extract and upgrade bitumen to produce synthetic crude oil. Syncrude is readily accessible by public roads.

Syncrude holds eight oil sands leases (numbered T10, T12, T17, T22, T29, T30, T31 and T34) issued by the Province of Alberta, covering a total of approximately 255,000 acres. The operating licence associated with these leases expires in 2035. The licence permits Syncrude to mine oil sands and produce synthetic crude oil from approved development areas on the oil sands leases. The leases are automatically renewable as long as oil sands operations are ongoing or the leases are part of an approved development plan. All eight leases are included in a development plan approved by the Alberta Energy and Utilities Board. There were no known commercial operations on these leases prior to the startup of Syncrude operations in 1978.

Annual Information Form  PETRO-CANADA        19

Design engineering on the Syncrude project commenced in 1972. Alberta government approvals were received in 1973. Site preparation and construction continued from 1973 to 1978. Commercial operations commenced in 1978. A $1.2 billion capacity addition project was undertaken from 1984 to 1988. The first two stages of the Syncrude 21 expansion projects were completed in 1997 and 2001, respectively. The $470 million Stage I project comprised expansions of the north mine and an upgrader de-bottleneck. The $1 billion Stage II project consisted of the opening of the Aurora mine and a further upgrader de-bottleneck. The $8.2 billion Stage III project involved the opening of a second Aurora mine and an upgrading expansion. Following a brief run in May 2006, Syncrude initiated bitumen feed into its new Coker 8-3 in August 2006, enabling the Stage III expansion to come online and begin ramping up production. Syncrude's Stage III expansion increased Petro-Canada's share of production capacity to approximately 42,000 barrels/day (b/d). Production is expected to reach this level following a ramp up period of two to three years. In 2007, the ramp up of Stage III was hampered by coker-related events in the fourth quarter. In September 2007, circulation problems from coke buildup limited the throughput of Coker 8-3. Coker 8-3 was partially cleaned, evaluated and returned to service in October 2007 at reduced throughput. In December 2007, a fire occurred in the electrostatic precipitator section of Coker 8-3, leading to a total shutdown of the unit. Coker 8-3 returned to service at reduced throughput later that month.

Syncrude has an estimated remaining proved and probable reserves life in excess of 50 years. Proved reserves of light (30 degree) synthetic crude oil from Syncrude are based on high geological certainty and the application of proven technology. Drill-hole spacing is less than 500 metres and appropriate co-owner and regulatory approvals are in place. For probable reserves, drill-hole spacing is less than 1,000 metres and reserves are included in the 50-year long-range lease development plan. In 2007, approximately 200.5 million tons of oil sands were processed, yielding 132.5 MMbbls of bitumen that were upgraded into 111.3 MMbbls of marketable synthetic crude oil.

Proved Reserves – Synthetic Crude Oil

Working Interest Before and After Royalties

	Base Mine and North Mine[1]		Aurora[2]		Total

(MMbbls)	Gross	Net	Gross	Net	Gross	Net

Beginning of year 2006	105	88	237	199	342	287

Revision of previous estimates	–	–	14	12	14	12
Extensions and discoveries	–	–	–	–	–	–
Production net	(5)	(5)	(6)	(5)	(11)	(10)

End of year 2006	100	83	245	206	345	289

Revision of previous estimates	(3)	(2)	20	13	17	11
Extensions and discoveries	–	–	–	–	–	–
Production net	(6)	(5)	(7)	(6)	(13)	(11)

End of year 2007	91	76	258	213	349	289

1
Leases T17 and T22.
2
Leases T10, T12, T31 and T34.

20        PETRO-CANADA  Annual Information Form

Two mines, the North mine and the Aurora mine, are currently in operation at Syncrude. Base mine operations were discontinued in 2007. Mine operations are carried out using truck, shovel and hydro-transport systems. An extraction process recovers about 90% of the crude bitumen contained in the mined sands. Refining processes upgrade the bitumen into high quality, light (30 degree) sweet synthetic crude oil, with a process yield of approximately 85%. Syncrude's synthetic crude oil production is processed at refineries in Edmonton, Alberta, in Eastern Canada and in the U.S.

Two electricity generating plants located on site and owned by the Syncrude joint venture partners provide power for Syncrude. One plant produces a maximum of 270 megawatts (MW) and the other plant produces 80 MW.

Syncrude's production and unit operating costs were positively affected by the full-year impact of the Stage III expansion, which started up in 2006. Syncrude's production averaged 305,000 b/d gross (36,600 b/d net) in 2007, compared with 258,300 b/d gross (31,000 b/d net) in 2006. Ramp up of Stage III was hampered by Coker 8-3 related incidents in the fourth quarter of 2007. Average unit operating and overhead costs in 2007 decreased, compared with 2006. Lower unit operating costs were mainly due to higher production and lower natural gas costs. Syncrude realized price for synthetic crude oil averaged $79.20/bbl in 2007, up from $72.13/bbl in 2006.

Syncrude Mining Statistics

	2007	2006	2005

Total mined volume[1]
Millions of tons	436.0	398.0	324.0
Mined volume of oil sands ratio	2.2	2.3	2.1

Oil sands processed
Millions of tons	200.5	175.0	152.6
Average bitumen grade (weight %)	11.6	11.3	11.1

Bitumen in mined oil sands
Millions of tons	23.2	19.6	16.9
Average extraction recovery (%)	91.8	90.3	89.2

Bitumen production[2]
MMbbls	132.5	111.5	94.2
Average upgrading yield (%)	84.3	84.9	85.3

Gross synthetic crude oil shipped[3]
MMbbls	111.3	94.3	78.1

Petro-Canada's share of marketable crude oil
MMbbls before royalties	13.4	11.3	9.4
MMbbls after royalties	11.4	10.2	9.3

1
Includes pre-stripping of mine areas and reclamation volumes.
2
Bitumen production in barrels is determined by multiplying the mined bitumen volume in tons by the average extraction recovery and then applying the appropriate conversion factor.
3
In 2007, 0.93% of the produced synthetic crude oil was used internally at Syncrude with the remainder sold externally. In 2005 and 2006, the internal use was 1.46% and 1.35%, respectively.

In 2007, Syncrude initiated the transition to new management under a Management Services Agreement with Imperial Oil Resources that was signed in November 2006.

Annual Information Form  PETRO-CANADA        21

Fort Hills Project

In 2005, Petro-Canada strengthened its position in oil sands mining by securing the majority interest and operatorship of the Fort Hills project from UTS. Later in 2005, a mining partner, Teck Cominco, joined the consortium. In November 2007, Petro-Canada and its partners finalized an agreement for the Company to earn an additional 5% working interest in the project in return for funding $375 million of partnership expenditures. As a result, Petro-Canada is project operator with a 60% interest, and UTS and Teck Cominco each hold a 20% interest. Petro-Canada plans to market 100% of the production from Fort Hills. The Fort Hills integrated oil sands mining and upgrading project has an estimated Contingent Resources of approximately 4.0 billion barrels of bitumen or 3.6 billion barrels of synthetic crude oil after accounting for upgrading yields (approximately 2.4 billion barrels of bitumen or 2.2 billion barrels of synthetic crude oil net to Petro-Canada), which is expected to be recovered over approximately 40 years. The project has regulatory approval to produce up to 190,000 b/d gross (104,500 b/d net) of bitumen from the mine.

In 2006, the Fort Hills partners acquired two additional leases adjacent to the existing Fort Hills leases to afford greater mine planning flexibility. In June 2007, Petro-Canada and its partners completed and announced the design basis and preliminary cost estimate for the project. The first phase of the project is planned to produce 140,000 b/d gross of synthetic crude oil (84,000 b/d net). Associated bitumen production is expected to be about 160,000 b/d gross (96,000 b/d net). First bitumen production is expected to begin in the fourth quarter of 2011, with first synthetic crude oil production from the Sturgeon Upgrader anticipated in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components of the first phase of the Fort Hills project is $14.1 billion gross ($8.5 billion net).

The partners selected Sturgeon County, 40 kilometres northeast of Edmonton, as the location for the upgrading facility to process bitumen from the Fort Hills mine. The upgrader will use delayed coking technology to convert Fort Hills bitumen into light synthetic crude oil. Late in 2006, Petro-Canada filed the commercial application for the Sturgeon Upgrader and expects to receive regulatory approval in 2008. In 2007, the partnership entered into a MOA with Sturgeon County and the ACRWC to use treated waste water from the ACRWC as industrial process water at the Fort Hills Sturgeon Upgrader. In addition, Petro-Canada entered into an agreement, subject to the final investment decision, with Enbridge Inc. to develop pipeline and terminalling facilities to meet the requirements of Phase 1 and subsequent phases of the project. The overall project is advancing with FEED, which is expected to be completed mid-2008. The final investment decision is planned in the third quarter of 2008.

The Fort Hills Partnership has agreed with Alberta Energy to several development milestones for the Fort Hills oil sands project, including a production milestone requiring a mine be completed and producing 100,000 b/d gross (60,000 b/d net) of bitumen by mid-2011. In the event that the development milestones are not met, Alberta Energy may impose a performance deposit or cancel certain leases in connection with Fort Hills.

Oil Sands In Situ – Bitumen

In September 2002, Petro-Canada successfully completed construction of its 100% owned in situ bitumen production facility at MacKay River. Following the introduction of steam to the reservoir, Petro-Canada commenced bitumen production in November 2002. The extraction process at MacKay River uses SAGD, a technology that Petro-Canada participated in developing

22        PETRO-CANADA  Annual Information Form

through its involvement in the Underground Test Facility (UTF). SAGD combines horizontal drilling with thermal steam injection. Steam is injected into the reservoir through the top well of a horizontal well pair to mobilize the bitumen, which flows to the lower producing well. This technology is expected to economically recover more than 60% of the bitumen in place within the development area. The initial development at MacKay River included two well pads of 12 and 13 horizontal well pairs, respectively. Original well pairs are about 700 metres to 750 metres in length and produce 800 b/d to 1,200 b/d of bitumen. On average, wells are expected to have a six- to eight-year life. More than 90% of the water used to generate steam at MacKay River is recycled, a key feature of the environmental efficiency of the facility. The bitumen production from the project is currently being transported to the Athabasca Pipeline Terminal via a lateral insulated pipeline operated by Enbridge Pipelines (Athabasca) Inc. To enable onward shipment through major North American pipelines, the bitumen is diluted with synthetic crude oil provided under a long-term supply arrangement with Suncor Energy Marketing Inc. Work to tie-in a third well pad, which included 14 horizontal well pairs, was completed in January 2006. Production from the third well pad commenced in the second quarter of 2006 and continued to ramp up during 2007. In 2007, work to de-bottleneck water handling capacity and add production from a fourth well pad was completed. Tie-in of the fourth well pad, which includes seven horizontal well pairs, was completed in late August 2007 and steaming began in September 2007. Steam to this pad was disrupted in mid-October when a steam header line was damaged. Steaming recommenced mid-November and first production started in January 2008.

MacKay River's production decreased slightly and unit operating costs increased considerably in 2007. Production averaged 20,300 b/d in 2007, down 4% compared with 21,200 b/d in 2006. Lower production reflected unplanned outages and reduced throughputs resulting from damage to a steam header. MacKay River reliability averaged 87% in 2007, down from 92% in 2006, reflecting water treatment issues and several unplanned outages in the year. Unit operating and overhead costs increased by 18% in 2007, averaging $20.97/bbl, compared with $17.83/bbl in 2006. Higher unit operating costs were due to higher maintenance and repair costs and decreased production for the year, partially offset by lower natural gas costs. MacKay River realized price for bitumen averaged $28.23/bbl in 2007, compared with $28.93/bbl in 2006.

In 2005, Petro-Canada filed an application for a potential MacKay River in situ expansion project with first production by the end of the decade and peak production of an additional 40,000 b/d to follow. In 2007, the project moved into FEED with an expectation of final approval of the commercial application in early 2008. In December 2007, the Company announced a one-year extension for the completion of FEED for the proposed MacKay River expansion project due to cost pressures, including increased royalties. Currently, Petro-Canada is evaluating opportunities for integration with the Fort Hills project and cost-saving opportunities associated with using foreign engineering, procurement and construction (EPC) contractors. A final investment decision is now expected in the first quarter of 2009. Based on the progress made on the MacKay River expansion project in 2007, proved plus probable reserves increased from 3101 MMbbls at year-end 2006 to 5981 MMbbls at year-end 2007.

1
These reserves numbers are presented before royalties. Reporting reserves in this manner does not conform to SEC standards and is for general supplemental information only.

Petro-Canada acquired the Dover UTF and oil sands leases adjacent to the MacKay River development in 2005. In 2006, the Company purchased, for $30 million, 13 additional oil sands leases, comprising a total of 31,232 hectares immediately adjacent to Petro-Canada's existing in situ development at MacKay River. The new leases provide additional SAGD development potential. Assessment of the newly acquired lands, including delineation drilling and seismic programs in 2006 and 2007, led to an increase in overall in situ before royalty Contingent and risked Prospective Resources estimates from about 6.9 billion barrels at year-end 2006 to more than 8.2 billion barrels at year-end 2007.

Royalty Regime

During 2001, Syncrude completed the transition from a project-specific contractual royalty to the 1997 Province of Alberta Oil Sands Royalty Regulation. Effective in January 2002, the royalty payable by Syncrude to the Province of Alberta was set at the greater of 1% of gross revenue, or 25% of net revenue. The net revenue is determined by subtracting allowable operating and capital costs from gross revenue. Syncrude reached royalty payout in the second quarter of 2006 and shifted to a royalty rate of 25% of net revenues from 1% of gross revenues. The total royalty paid in 2007 equated to a rate of 15% of gross revenues. The total royalty payable in 2008 is expected to equate to a rate of between 14% and 17% of gross revenue, depending on crude oil prices.

Annual Information Form  PETRO-CANADA        23

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

In October 2007, the Alberta government published a New Alberta Royalty Framework that is effective January 1, 2009. When the government announced the New Alberta Royalty Framework, it indicated its intention to have Syncrude move to the New Alberta Royalty Framework in advance of the expiry of Syncrude's existing royalty agreement in 2016. Petro-Canada and its partners in Syncrude remain in negotiations with the Government of Alberta.

For Oil Sands, the significant change in the New Alberta Royalty Framework was the linking of pre- and post-royalty payout royalty rates to the price of West Texas Intermediate (WTI) crude oil. Under the New Alberta Royalty Framework, the pre-payout royalty rate will start at 1% and increase for every dollar that WTI is priced above $55 Cdn/bbl, to a maximum of 9% when WTI is $120 Cdn/bbl or higher. Royalty payout occurs when the project developer has recovered all of the investment capital in the project plus a return on the investment at a rate based on Government of Canada long-term bonds.

In addition, under the New Alberta Royalty Framework, the post-payout royalty is the greater of the pre-payout royalty or a percentage of net revenue. The percentage of net revenue starts at 25% and increases for every dollar that WTI is priced above $55 Cdn/bbl, to a maximum of 40% when WTI is $120 Cdn/bbl or higher. The net revenue is determined by subtracting allowable operating and capital costs from gross revenue.

Integrated Oil Sands Development

At the Edmonton refinery, Petro-Canada is investing to convert the facility to run oil sands-based feedstock exclusively and to produce low-sulphur products. By the end of 2008, an anticipated capital investment of $2.2 billion will deliver expanded coker capacity, add new crude and vacuum units, increase sulphur plant capacity and expand utilities. Costs based on the completion of preliminary engineering have increased from the original conceptual estimate of $1.2 billion. The increase reflects a more current assessment of refinery integration requirements and industry-wide cost pressures. Project economics remain strong as projected light/heavy crude differentials are expected to offset the increase in capital.

It is anticipated that the refinery conversion project will enable Petro-Canada to directly upgrade 26,000 b/d of bitumen and process 48,000 b/d of sour synthetic crude oil, replacing the conventional light crude feedstock refined today. The refinery conversion project supports the Company's long-term strategy and builds on a $1.4 billion investment in gasoline and diesel desulphurization.

24        PETRO-CANADA  Annual Information Form

Link to Petro-Canada's Corporate and Strategic Priorities

The Oil Sands business is aligned with Petro-Canada's strategic priorities as outlined by its progress in 2007 and goals for 2008.

PRIORITY	2007 GOALS	2007 RESULTS	2008 GOALS

Delivering Profitable Growth with a Focus on Operated, Long-Life Assets
•  complete Fort Hills design basis memorandum (DBM) and initial cost estimate, and start FEED
•  receive regulatory decision on MacKay River expansion project
•  continue ramp up of Syncrude Stage III expansion
• complete MacKay River water handling capacity upgrade and tie-in a fourth well pad so that production can increase in 2008
•  completed Fort Hills design basis, with Phase 1 estimated to cost $14.1 billion gross ($8.5 billion net)
•  signed MOA for an additional 5% interest in the Fort Hills project
•  Energy Resources Conservation Board and Alberta Environment recommended approval of MacKay River expansion to cabinet
•  Syncrude achieved record production of 305,000 b/d gross (36,600 b/d net)
• completed MacKay River capacity upgrade and started steaming the fourth well pad
•  complete Fort Hills FEED and make final investment decision in the third quarter of 2008
•  order long-lead items for Fort Hills project
•  continue to ramp up Syncrude Stage III expansion
•  receive regulatory decision on MacKay River expansion project
•  continue to advance MacKay River expansion project in preparation for the final investment decision in the first quarter of 2009
• receive regulatory decision on the Sturgeon County Upgrader

Driving for First Quartile Operation of Our Assets
•  decrease MacKay River non-fuel unit operating costs by 10%, compared with 2006
•  decrease Syncrude non-fuel unit operating costs by 10%, compared with 2006
• sustain MacKay River reliability at greater than 90%
•  saw MacKay River non-fuel unit operating costs increase by 26%, compared with 2006, as a result of higher maintenance costs and lower production
•  saw Syncrude non-fuel unit operating costs decrease by 8%, compared with 2006
• achieved 87% reliability at MacKay River
•  ramp up MacKay River production to hit 30,000 b/d and increase reliability to greater than 90%
•  commence shipping MacKay River bitumen to the Edmonton refinery after it has been upgraded into synthetic crude oil at Suncor
• decrease Syncrude non-fuel unit operating costs by 10%, compared with 2007

Continuing to Work at Being a Responsible Company	• maintain focus on Total Loss Management (TLM) and Zero-Harm • ensure regulators, First Nations and other key stakeholders affected by major projects are properly consulted and engaged
•  TRIF increased to 0.75, compared with 0.58 in 2006 due to more complex work, increased drilling and a larger number of new workers
•  followed through with effective stakeholder interactions, expediting the commercial application process for the MacKay River expansion
•  recorded one compliance exceedance for 2007, compared with five in 2006
• signed MOA to use treated waste water as the industrial process water at the Fort Hills Sturgeon Upgrader
•  drive for continuous improvement in safety
•  continue relevant and transparent engagement with key stakeholders to obtain approval for the Sturgeon Upgrader and Fort Hills mine expansion
•  develop capability in managing the social issues of a temporary foreign workforce
• pursue research on practical solutions for tailings management

Annual Information Form  PETRO-CANADA        25

International & Offshore

In the first quarter of 2007, the Company combined its East Coast Canada and International businesses under one management structure. The change leverages and grows the capabilities of similar operations. The combined East Coast Canada and International operations are now referred to as International & Offshore.

East Coast Canada

Business Summary and Strategy

Petro-Canada is positioned in every major producing oil development off Canada's east coast. The Company holds a 20% interest in Hibernia, a 27.5%[1] interest in White Rose and a 23.9% interest in Hebron, and is the operator with a 34% interest in Terra Nova.

The East Coast Canada strategy is to improve reliability and sustain profitable production well into the next decade leveraging the existing infrastructure. Key features of the strategy include:

•   delivering top quartile operating performance

•   sustaining profitable production through reservoir extensions and add-ons

•   pursuing high potential development projects

In 2007, realized crude oil prices remained strong, while production increased. East Coast Canada realized crude prices averaged $75.87/bbl in 2007, up from $71.12/bbl in 2006. East Coast oil production averaged 98,700 b/d

1
Petro-Canada's working interest in the White Rose Extensions will be 26.125% after the Provincial Energy Corporation acquires its 5% working interest effective with the signing of the final project agreements. There is no change to the White Rose 27.5% working interest for the original field development as the Provincial Energy Corporation is not a partner.

in 2007, up from 72,700 b/d in 2006. Higher Terra Nova and White Rose production was partially offset by natural declines at Hibernia. East Coast Canada operating and overhead costs averaged $4.86/bbl in 2007, compared with $7.71/bbl in 2006. Unit operating costs for East Coast Canada decreased as a result of higher production in the year. Unit operating costs in 2006 reflected costs for the Terra Nova dry dock turnaround.

Hibernia

The Hibernia oilfield is approximately 315 kilometres southeast of St. John's, Newfoundland and Labrador. The production system used is a fixed Gravity Base Structure (GBS), which sits on the sea floor. The GBS has a production capacity of 230,000 b/d gross and storage capacity of 1.3 MMbbls gross; however, actual production levels are lower, reflecting current reservoir capability. Hibernia production commenced in November 1997. The Hibernia oilfield, encompassing the Hibernia and Ben Nevis Avalon reservoirs, is estimated to have a remaining production life of 20 to 23 years. The development potential of the Ben Nevis Avalon and Southern Extension of the Hibernia reservoir remains under assessment. In 2006, the operator submitted a development plan to the regulator for the Hibernia Southern Extension. In early 2007, the Government of Newfoundland and Labrador rejected the decision report of the Canada-Newfoundland and Labrador Offshore Petroleum Board (C-NLOPB) to approve the development of the Hibernia Southern Extension and asked the applicants for additional information. During 2007, the operator continued to address requests for additional information by the Government of Newfoundland and Labrador regarding the Hibernia Southern Extension development plan amendment (DPA) application.

26        PETRO-CANADA  Annual Information Form

At December 31, 2007, there were 30 producing oil wells, 19 water injection wells and six gas injection wells in operation. Field production is transported by shuttle tanker either from the platform to a transshipment terminal on the Avalon Peninsula or, if tanker schedules permit, directly to market. Crude oil delivered to the transshipment facility is transferred to storage tanks and loaded onto tankers for transport to markets in Eastern Canada and the U.S. Petro-Canada has a 14% ownership interest in the transshipment facility.

Hibernia production averaged 134,500 b/d gross (26,900 b/d net) in 2007, down from 178,500 b/d gross (35,700 b/d net) in 2006. Lower production in 2007 was mainly the result of normal reservoir decline rates. Early in 2007, Hibernia encountered a mechanical failure on one of the platform's main power generators, thereby reducing production. The main power generator was repaired as part of a planned Hibernia 30-day turnaround completed in the first quarter of 2007.

Terra Nova

The Terra Nova oilfield, which is approximately 350 kilometres southeast of St. John's, Newfoundland and Labrador, was discovered by Petro-Canada in 1984. Located about 35 kilometres southeast of Hibernia, it is the second oilfield to be developed offshore Newfoundland and Labrador. The production system uses a FPSO vessel, which is a ship moored on location. Terra Nova was the first harsh environment development in North America to use a FPSO vessel. It has a production capacity of 180,000 b/d gross and a storage capacity of 960,000 bbls gross; however, actual production levels reflect current reservoir capability. Production from the Terra Nova oilfield began in January 2002. The field is estimated to have a remaining production life of approximately 13 to 15 years.

In December 2006, the Terra Nova FPSO encountered a mechanical issue in a swivel connection on the turret system that supports water injection to the reservoir. An interim repair was completed in late December 2006 and Terra Nova has been producing at normal rates in excess of 100,000 b/d gross (34,000 b/d net) since. Petro-Canada and the original equipment manufacturer continue to monitor the temporary repair, while developing plans and sourcing parts for the repair or replacement of the swivel in the event that performance deteriorates.

At year-end 2007, 15 producing oil wells, nine water injection wells and three gas injection wells were in operation. Terra Nova uses the same system of shuttle tankers and a transshipment terminal that is currently used for Hibernia, and also transports its crude oil to markets in Eastern Canada and the U.S.

At Terra Nova, production averaged 116,200 b/d gross (39,500 b/d net) in 2007, up considerably from 37,600 b/d gross (12,800 b/d net) in 2006. Terra Nova had a strong year, with facility reliability averaging 86% for 2007.

White Rose

White Rose, the third development offshore Newfoundland and Labrador, is about 350 kilometres southeast of St. John's and approximately 50 kilometres northeast of Hibernia and Terra Nova. It also uses a FPSO vessel similar to Terra Nova. The vessel has a design production capacity of 100,000 b/d gross and a storage capacity of 940,000 bbls gross. Production is offloaded to chartered tankers that go directly to markets in Eastern Canada and the U.S. Production from the White Rose oilfield began in November 2005. The field is estimated to have a remaining production life of approximately 13 to 15 years.

At year-end 2007, seven producing oil wells and nine water injection wells were in operation. Development plans for White Rose include the drilling of 18 to 19 wells. Effective June 1, 2007, White Rose was granted regulatory approval to increase the daily oil production rate on the SeaRose FPSO to 140,000 b/d gross (38,500 b/d net) and to increase the annual oil production rate to 50 MMbbls. White Rose operated reliably in 2007, ramping up production to average 117,500 b/d gross (32,300 b/d net), compared with 88,000 b/d gross (24,200 b/d net) in 2006.

In September 2007, the Government of Newfoundland and Labrador approved the C-NLOPB recommendation to permit development of the South White Rose Extension. Shortly thereafter, the White Rose partners reached an agreement in principle with the province on fiscal and other terms for the White Rose Extensions development, incorporating the South White Rose Extension, North Amethyst and West White Rose satellite fields. In December 2007, Petro-Canada and its partners signed a formal agreement with the Province of Newfoundland and Labrador for the development of these oilfields. The Company anticipates North

Annual Information Form  PETRO-CANADA        27

Amethyst will be developed initially, with first oil targeted for late 2009. The development of the West White Rose satellite is expected to follow. FEED for the North Amethyst portion of the project is complete and detailed design is underway, with necessary long-lead equipment and drilling commitments in place. The partners' objective is to achieve a timely regulatory decision and to facilitate making the final investment decision for North Amethyst in the first half of 2008.

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

The Terra Nova royalty regime has three tiers. The royalty consists of a sliding-scale basic royalty payable throughout the project's life, with two additional tiers of incremental net royalties, which are payable upon the achievement of specified levels of profitability. The basic royalty is payable as a percentage of gross field revenue, with an initial rate of 1%, which rises to 10% depending on cumulative production levels and the occurrence of simple payout. After tier one payout has been reached, including a specified return allowance, tier one net royalty will become the greater of the basic royalty, or 30% of net revenue. An additional tier two net royalty equal to 12.5% of net revenue will be payable once a further level of payout, including an additional return allowance, is attained. As expected, royalty payments at Terra Nova increased in the fourth quarter of 2005 from 5% of gross revenues to a range of 27% to 29% of gross revenues. Terra Nova average royalty payments are expected to remain between 27% and 30% of gross revenues in 2008, depending on crude oil prices.

In July 2003, the Government of Newfoundland and Labrador published regulations for the royalty regime that will apply to the development of petroleum resources in offshore areas other than at Hibernia and Terra Nova. The generic offshore royalty regime consists of a sliding-scale basic royalty payable throughout a project's life, and a two-tier incremental net royalty payable upon the achievement of specified levels of profitability. The basic royalty is calculated as a percentage of gross field revenue, commencing at 1% and rising to 7.5%, depending on cumulative production levels and the achievement of simple payout. Upon reaching tier one payout, including a return allowance, the tier one net royalty is calculated as the greater of the basic royalty, or 20% of net revenue. An additional 10% tier two net royalty rate is payable once a higher level of return on investment is attained. The generic royalty applies to the White Rose development. In the third quarter of 2007, White Rose reached tier one royalty payout, at which time the royalty rate shifted to 20% of net revenue from 5% of gross revenue. The total royalty payable in 2008 is expected to equate to a rate of between 22% and 26% of gross revenue, depending on crude oil prices.

Other Offshore Exploration and Development

In addition to existing East Coast Canada developments, Petro-Canada holds interests in a number of discoveries, including a 23.9% interest in the Hebron/Ben Nevis oilfield discoveries. In 2005, Chevron Canada Resources (as operator), Petro-Canada and the other joint venture participants signed a unitization and joint operating agreement to advance the joint evaluation of the Hebron/Ben Nevis and West Ben Nevis oilfields offshore Newfoundland and Labrador. In August 2007, the Hebron partners signed a non-binding MOU with the Government of Newfoundland and Labrador related to the fiscal and other terms for the future development of the Hebron/Ben Nevis offshore oilfield. First production from Hebron is expected in eight to 10 years from now.

28        PETRO-CANADA  Annual Information Form

Link to Petro-Canada's Corporate and Strategic Priorities

The East Coast Canada business is aligned with Petro-Canada's strategic priorities as outlined by its progress in 2007 and goals for 2008.

PRIORITY	2007 GOALS	2007 RESULTS	2008 GOALS

Delivering Profitable Growth with a Focus on Operated, Long-Life Assets	• advance in-field Hibernia growth prospects • delineate West White Rose • progress development plans for South White Rose Extension, North Amethyst and West White Rose prospects
•  continued to address questions raised by the Government of Newfoundland and Labrador relative to the DPA application for the Hibernia Southern Extension
•  drilled two delineation wells at West White Rose
•  White Rose received regulatory approval for the development of the Southern Extension and completed a formal binding agreement for the overall White Rose Extensions development
• signed MOU with the Government of Newfoundland and Labrador for the development of Hebron
•  advance White Rose Extensions development toward regulatory approval and final investment decision in 2008, with first oil targeted for late 2009
•  commence development drilling for the White Rose Extensions project
•  achieve binding formal agreements and re-establish the Hebron project team, with the goal of submitting the project for regulatory approval in the 2010 time frame
• advance in-field Hibernia Southern Extension growth project

Driving for First Quartile Operation of Our Assets
•  work toward improving Terra Nova reliability to the 90% range
•  conduct 30-day turnaround scheduled at Hibernia for regulatory compliance
•  complete 16-day turnaround at White Rose
• receive regulatory approval to increase annual production from SeaRose FPSO at White Rose
•  achieved 86% reliability at Terra Nova
•  completed Terra Nova Phase 1 drilling
•  Hibernia and White Rose successfully completed their planned turnarounds
•  White Rose granted regulatory approval to increase the daily oil production rate to 140,000 b/d gross (38,500 b/d net) and to increase the annual oil production rate to 50 MMbbls
		• decreased overall operating and overhead costs, compared with 2006	• achieve and maintain greater than 90% reliability at Terra Nova • finalize Terra Nova swivel repair plans • complete 16-day turnarounds at Terra Nova and partner-operated White Rose

Continuing to Work at Being a Responsible Company	• further reduce TRIF • apply lessons learned from oily water discharge to prevent future incidents • maintain zero regulatory exceedances
•  TRIF decreased to 0.51, compared with 1.38 in 2006
•  achieved zero regulatory compliance exceedances for a second year in a row
•  completed loss containment analysis and action plan
• increased process safety focus
•  continue to reduce injuries and illnesses through implementation of Exposure Based Safety program and First Aid reduction initiatives
•  enhance focus on process safety management
•  continue to implement loss containment improvement plan
•  continue to enhance produced water management
• integrate stakeholder management process and tools and streamline with regulatory processes and requirements

Annual Information Form  PETRO-CANADA        29

International

For reporting purposes, Petro-Canada has consolidated its International activities into two core areas: the North Sea (the U.K., the Netherlands and Norway sectors) and Other International areas (Libya, Syria, offshore Trinidad and Tobago and Venezuela1). This change better reflects existing production and exploration interests.

1
The Company completed the sale of its Venezuelan assets and closed the local office in 2007.

Business Summary and Strategy

International production and exploration interests are currently focused in two core areas. In the North Sea, production comes from the U.K. and the Netherlands sectors, with exploration activities extending into Denmark and Norway. The Other International region provides crude oil production from assets in Libya, natural gas production from operations offshore Trinidad and Tobago and exploration and development activity in Syria.

The International strategy is to access a sizable resource base using a three-fold approach to:

•   optimize and leverage existing assets

•   seek out new, long-life opportunities

•   execute a substantial and balanced exploration program

International production from continuing operations averaged 150,500 boe/d net in 2007, compared with 103,600 boe/d net in 2006. The significant increase was primarily due to additional North Sea production. International crude oil and liquids realized prices from continuing operations averaged $75.90/bbl and natural gas realized prices averaged $6.46/Mcf in 2007, compared with $72.69/bbl and $7.64/Mcf, respectively, in 2006. Operating and overhead costs from continuing operations averaged $9.12/boe in 2007, up 20% compared with $7.61/boe in 2006, due to higher operating costs in Libya.

In 2005, Petro-Canada reached an agreement to sell the Company's mature producing assets in Syria. The sale was closed on January 31, 2006. These assets and associated results are reported as discontinued operations and excluded from continuing operations. Sale proceeds were used to buy back shares under the NCIB program.

North Sea

In the North Sea, the Company is growing its business around core production areas in the U.K. and the Netherlands sectors, with exploration activities extending into Denmark and Norway.

Petro-Canada's North Sea production averaged 91,000 boe/d net in 2007, compared with 43,700 boe/d net in 2006. The addition of production from Buzzard and Saxon and a full year of production from De Ruyter and L5b-C were partially offset by natural declines. North Sea crude oil and liquids realized prices averaged $75.12/bbl and natural gas averaged $7.94/Mcf in 2007, compared with $72.67/bbl and $8.91/Mcf, respectively, in 2006.

The Company's U.K. position is built around three core production hubs: Triton, Buzzard and Scott/Telford. The Triton development area exemplifies Petro-Canada's approach to concentric development in the North Sea, where the Company has gained world class capability in subsea development. Triton comprises the Guillemot West and Northwest fields, the Bittern field, the Pict field and the Clapham field. Although this group of fields is relatively modest in size, it contributes significantly to cash flow and net earnings. The Saxon field, which achieved first oil in November 2007, also produces through the Triton area facilities. The Saxon field produced an average of 600 boe/d in 2007. The crude oil gathered at Triton is shipped via tanker, while natural gas is delivered through the SEGAL system to the U.K. Petro-Canada is a 33.1% owner of the Triton FPSO.

30        PETRO-CANADA  Annual Information Form

The second core hub in the U.K. North Sea is the Buzzard oilfield, located in the Outer Moray Firth. Buzzard achieved first oil in January 2007, and the Company has a 29.9% interest in the field. The field ramped up to peak production in the middle of 2007. Buzzard is supported by three bridge-linked platforms supporting wellhead facilities, production facilities, living quarters and utilities. Crude oil is transported via the Forties pipeline system to shore, and natural gas is transported to the St. Fergus gas terminal in Scotland via the Frigg pipeline in the U.K. Petro-Canada and its partners in the Buzzard field continue to evaluate solutions to address the elevated levels of hydrogen sulphide (H2S) in some of the producing wells. A decision on the appropriate solution required for the long term is expected in 2008.

In keeping with Petro-Canada's concentric development approach, the Company's acquisition of its interest in the Buzzard field in June 2004 included a number of nearby blocks with exploration potential. This included Block 20/1 North, where the non-operated Golden Eagle discovery was drilled in late 2006. The well was drilled to a depth of approximately 2,286 metres and encountered 37 metres of net pay. The well tested at more than 4,000 b/d of light crude oil. The well was sidetracked to appraise the accumulation and the Company is working with its partners to prepare a development plan. Petro-Canada holds a 25% working interest in the Golden Eagle discovery.

On Block 13/21b, Petro-Canada, as operator with a 50% working interest in the Block, drilled a successful exploration well to a total depth of 2,398 metres and encountered two separate oil columns in 2007. The well was completed as a discovery and the Company and its partners will complete further appraisal work before considering development options.

Following the 2005 discovery on the Petro-Canada operated 13/27a Block (90% working interest), the Company farmed into adjacent Blocks 13/26a and 13/26b in September 2006, obtaining a 27.5% non-operated working interest. An appraisal well was drilled during 2007 on Block 13/26a, which encountered hydrocarbons. This well did not confirm the commerciality of the original Block 13/27a discovery.

In early 2007, Petro-Canada was awarded Block 13/24d in the U.K. 24th licensing round. The Company is operator with a 90% working interest.

The Company's third core production hub in the U.K. North Sea, Scott/Telford, is also located in the Outer Moray Firth and consists of a 20.6% working interest in the Scott oilfield and production platform, and a 9.4% working interest in the Telford oilfield, with a subsea tie-back to the Scott platform. High quality crude oil from Scott and Telford is transported to shore via the Forties pipeline system. Associated natural gas is transported via the Scottish Area Gas Evacuation pipeline system.

In the Netherlands sector of the North Sea, oil production comes from the Petro-Canada operated Hanze and De Ruyter platforms. The Company has a 45% working interest in Hanze and a 54.07% working interest in De Ruyter. De Ruyter came on-stream in late September 2006. Oil from the Hanze and De Ruyter platforms is exported by a dedicated tanker, with the cargoes marketed on a spot basis into Northwest Europe. Natural gas production from Hanze is exported to shore via the Northern Offshore Gas Transport (NOGAT) pipeline, and natural gas from De Ruyter is exported via the Noord Gas Transport (NGT) pipeline system.

In 2007, the Company drilled two successful exploration wells, van Nes and van Brakel, in which Petro-Canada is operator with a 50% and 60% working interest, respectively. Both wells are in the vicinity of the De Ruyter development. Van Nes was drilled to a depth of 2,048 metres and encountered 38 metres of net gas pay, while the van Brakel well was drilled to a depth of 1,598 metres and encountered 24 metres of net gas pay. Both van Nes and van Brakel have been suspended as natural gas discoveries and the Company is assessing its development options.

The major source of natural gas production in the Netherlands is from the L5b-L8b non-operated natural gas area, where Petro-Canada has a working interest of approximately 30%. L5b-C, a non-operated asset in this area, achieved first natural gas in November 2006. The Company has a 30% working interest in L5b-C. The produced natural gas is transported to shore by pipeline and sold to NV Nederlandse Gasunie under long-term delivery and off-take contracts. Petro-Canada also holds a 12% interest in the onshore Bergen gas storage facility operated by BP p.l.c.

In 2006, Petro-Canada opened an office in Stavanger, Norway, following the award of five production licences in the Norwegian sector of the North Sea in the 2005 Awards in Predefined Areas (APA). In 2007, the Company was awarded nine additional production licences in the 2006 APA round. Petro-Canada is operator on five of the 14 licences.

Technical and commercial studies relating to development scenarios were undertaken on the Hejre field in Denmark in 2006. A non-operated licence (20% working interest) was acquired adjacent to the Hejre field as protection acreage for the discovery in

Annual Information Form  PETRO-CANADA        31

2006. The Stork and Robin prospects were drilled and completed as dry holes. This resulted in the Company's decision to relinquish the Robin licence in January 2007. The exploration period on the Svane discovery was extended by two years in 2006 to complete technical and economic re-evaluation.

Other International

Crude oil production comes from interests principally in Libya, with natural gas production from assets offshore Trinidad and Tobago. A natural gas development is also underway in Syria.

Libya

In 2007, Petro-Canada's production from continuing operations in Libya averaged 47,700 boe/d net, down 3% from 49,400 boe/d net in 2006. Libyan crude oil and liquids realized prices from continuing operations averaged $77.26/bbl in 2007, compared with $72.70/bbl in 2006.

Petro-Canada is one of the larger producers in Libya through its 49% interest in Harouge Oil Operations (HOO), a joint venture with the NOC. In the first quarter of 2007, the NOC renamed all of the joint ventures operating in Libya. Petro-Canada's joint venture name was changed from Veba Oil Operations (VOO) to HOO.

Petro-Canada's production through the HOO joint venture comes from three concessions that combine the operations of more than 20 fields, and one Exploration and Production Sharing Agreement (EPSA) covering the En Naga North and En Naga West oilfields. Petro-Canada also has equity interests in the Ras Lanuf export terminal and various pipelines through which the majority of the production is exported. Petro-Canada's production is currently sold on contract to the NOC. Because Libya is a member of OPEC, Libyan production has been constrained by OPEC quotas and may again be in the future.

In late 2007, Petro-Canada signed binding heads of agreement with the NOC to convert its existing agreements, except for its exploration licence on Block 137, into six EPSA IV agreements. Once ratified, the EPSAs will run for 30 years and enable the Company and the NOC to jointly design and implement the redevelopment of more than 20 major fields as well as continue exploration in the Sirte Basin. Under the terms of the agreements, Petro-Canada is required to pay a signature bonus of $1 billion. Petro-Canada and the NOC will each pay one-half of development expenditures that are expected to total up to $7 billion US gross. As operator, the Company has also committed to fully fund an exploration program at an estimated cost of $460 million US over a five- to seven-year period.

In 2007, preparations continued for exploration activities on Block 137 in the Sirte Basin, where Petro-Canada is the operator with a 50% working interest. In the third quarter of 2007, the Company completed an environmental impact assessment and Petro-Canada expects to begin 2D and 3D seismic acquisition early in 2008.

In 2007, 14 wells were drilled in the producing fields in Libya (six development wells, six water supply wells and two injector wells). Twelve of the wells were completed. A further two exploration wells were drilled, one of which was a discovery.

Syria

Early in 2006, the Company completed the sale of its mature producing assets in Syria. In November 2006, Petro-Canada acquired operatorship and a 90% interest in a Production Sharing Contract (PSC) in the Ebla gas project for $54 million. Under the agreement, Petro-Canada expects to spend approximately $1 billion to develop and produce an estimated 80 MMcf/d of natural gas from the Ash Shaer and Cherrife natural gas fields, with first gas anticipated in 2010. The development includes take or pay contracts for the gas, the price of which is tied to Mediterranean heavy fuel oil prices. In 2007, the Company commenced FEED and undertook 2D and 3D seismic operations. In December 2007, the Company exercised its option to purchase the remaining 10% interest in the Ebla gas PSC.

On Block II, the Company drilled two exploration wells in 2007. The Al Houlou well was plugged and abandoned as a dry hole, while the Al Dahramat well has been suspended pending further testing.

32        PETRO-CANADA  Annual Information Form

Trinidad and Tobago

The Company holds a 17.3% working interest in the NCMA-1 offshore natural gas development project operated by BG Group p.l.c. In 2006, subsea tie-backs to the Hibiscus platform for Phases 3a and 3b were completed and first natural gas was achieved in late 2006. Phase 3c was approved and will involve development of the Poinsettia field with a platform and pipeline tie-back to the Hibiscus platform. Production is expected to come on-stream by early 2009. Petro-Canada participated in a well to appraise the Poinsettia discovery, which was spudded late in 2007. Natural gas production is delivered by pipeline to the LNG facility operated by Atlantic LNG at Point Fortin for liquefaction and subsequent sale into U.S. markets.

In 2007, Petro-Canada's share of Trinidad and Tobago offshore production averaged 71 MMcf/d net, up from 63 MMcf/d net in 2006. Increased production reflected the ability to take advantage of short-term opportunities to supply additional volumes to the Atlantic LNG trains. Trinidad and Tobago realized prices for natural gas averaged $4.34/Mcf in 2007, compared with $5.13/Mcf in 2006.

Petro-Canada signed PSCs with the Trinidad and Tobago Ministry of Energy and Energy Industries for offshore exploration Blocks 1a, 1b and 22 in 2005. These blocks cover a total of 4,258 square kilometres, with Block 1a containing four discoveries. In 2006, the 3D seismic program on Blocks 1a, 1b and 22 offshore Trinidad and Tobago were completed. In 2007, Petro-Canada completed and received approval of its environmental impact assessments for the drilling programs on Blocks 1a, 1b and 22 in advance of the arrival of the contracted drilling rigs. In the third quarter of 2007, the Company drilled and completed the successful Zandolie West exploration well on Block 1a. The Anole well on Block 1b was abandoned as a dry hole and a second well on Block 1a, Zandolie East, was spud in December 2007. On Block 22 offshore Trinidad and Tobago, Petro-Canada as operator with a 90% working interest in the Block, drilled the Cassra-1 well in 430 metres of water and reached a depth of 1,712 metres below sea level. The well encountered the reservoir objective and established a gas water contact. The well has been completed as a discovery and the Company and its partners expect to complete further appraisal work before considering development options.

Other

In Algeria, Petro-Canada is the operator and has a 100% working interest in the Zotti Block. The Zotti exploration well in Algeria was abandoned as a dry hole in the first quarter of 2007. At the end of 2007, the Company closed its operations in Algeria.

In Tunisia during 2006, the Company closed its Tunis office and relinquished its 72.5% interest in the Melitta Block after completing its work commitment. In 2007, the Company focused on exploration of the offshore, non-operated Cap Serrat and Bechateur permits (33% working interest).

In Morocco, Petro-Canada extended its reconnaissance licence on the Bas Draa Block. A gravity magnetic survey was completed in July 2007.

In Western Venezuela, Petro-Canada held a 50% working interest in the La Ceiba Block that straddles the eastern shores of Lake Maracaibo. In 2007, the Company disposed of its interest in the La Ceiba project. A settlement was completed with the Venezuelan Ministry for Energy and Petroleum to compensate Petro-Canada for its working interest in La Ceiba. At the end of 2007, Petro-Canada closed its office in Venezuela.

Business Development Opportunities

In 2007, the Company continued its discussions to import natural gas from Russia to North America through a joint LNG project with Gazprom. An agreement was signed with Gazprom in March 2006 to proceed with the initial engineering design of the liquefaction plant. In February 2008, Petro-Canada was informed that Gazprom had decided not to pursue this project and instead wanted to focus on other projects.

Annual Information Form  PETRO-CANADA        33

Link to Petro-Canada's Corporate and Strategic Priorities

The International business is aligned with Petro-Canada's strategic priorities as outlined by its progress in 2007 and goals for 2008.

PRIORITY	2007 GOALS	2007 RESULTS	2008 GOALS

Delivering Profitable Growth with a Focus on Operated, Long-Life Assets

•  ramp up Buzzard and L5b-C to full production
•  achieve first production at Saxon in the U.K. sector of the North Sea by year end
•  participate in up to a 17-well exploration drilling program, (depending on rig arrival dates) with balanced risk profile over the next 18 months
•  commence field appraisal and project design activities on the Syria Ebla gas project
•  establish a Libyan exploration program on the newly acquired Sirte exploration block
• actively pursue LNG supply opportunities

•  Buzzard achieved first production early in 2007 and reached plateau production of 200,000 boe/d gross (59,800 boe/d net) in August 2007
•  compressor problems and export line repairs prevented L5b-C from ramping up to full production in 2007
•  achieved first oil at Saxon in November 2007
•  drilled 15 exploration wells, with seven wells suspended as discoveries, five wells abandoned as dry holes and three wells being evaluated
•  commenced FEED and undertook 2D and 3D seismic on the Syria Ebla gas project
•  signed binding heads of agreement for a long-term redevelopment of the Libya concessions and a seven-year exploration program in the Sirte Basin
• continued negotiations with Gazprom for base load supply to proposed Gros-Cacouna re-gasification facility[1]

•  evaluate 2007 exploration results and deliver 2008 exploration program
•  award EPC contract for Syria Ebla gas project and finalize commercial agreements
•  develop a transition plan for the Libya Concession Development project
•  develop a detailed exploration program in Libya
•  spud first well for the Syria Ebla gas project
• evaluate opportunities to commercialize Trinidad and Tobago gas discoveries, subject to exploration results

Driving for First Quartile Operation of Our Assets	• maintain excellent reliability at De Ruyter platform • optimize production capacity on Triton area assets by implementing recommendations from de-bottlenecking study	• delivered 87% production efficiency at De Ruyter • reviewed options for the purchase of Triton de-bottlenecking equipment prior to making the investment decision	• maintain excellent production efficiency at the operated De Ruyter and Hanze platforms • deliver plateau level production at Buzzard while the enhancement program is implemented

Continuing to Work at Being a Responsible Company
•  maintain focus on TRIF, and increase leadership visibility of Zero-Harm effort
•  reduce oil in produced water at Triton
• collaborate with local stakeholders in Trinidad and Tobago to minimize impact of offshore drilling
•  TRIF increased to 1.42, compared with 0.80 in 2006 due to the impact of new contractor seismic and drilling operations
•  achieved zero regulatory compliance exceedances for a second year in a row
•  implemented new technology that reduced oil in produced water at Triton by 26% in 2007 to 18.8 milligrams (mg)/litre from 25.3 mg/litre in 2006
•  completed environmental impact assessments on Block 137 in Libya, Block 2 and the Ebla project in Syria and on Blocks 1a, 1b and 22 offshore Trinidad and Tobago
• proactively managed environmental and fisheries issues in Trinidad and Tobago and endangered species issues in Syria
•  continue to work with contractors to reduce injuries and illnesses
•  continue to improve TLM systems and processes in Libya
•  complete the environmental impact assessment for the Ebla gas project in Syria
• continue to develop stakeholder management processes to maintain positive outcomes with key stakeholders

1
In February 2008, Petro-Canada was informed that Gazprom had decided not to pursue this project and instead wanted to focus on other projects.

34        PETRO-CANADA  Annual Information Form

Discontinued Operations

On January 31, 2006, Petro-Canada completed the sale of the Company's producing assets in Syria to a joint venture of companies owned by India's Oil and Natural Gas Corporation Limited and the China National Petroleum Corporation for net proceeds of $640 million. The sale resulted in a gain on disposal of $134 million recorded in the first quarter of 2006. This sale aligned with Petro-Canada's strategy to increase the proportion of long-life and operated assets within its portfolio. Petro-Canada's activities in Syria remain part of the Other International producing region, with an active exploration program in Block II and the addition of the Ebla gas project in Syria during 2006. Additional information concerning Petro-Canada's discontinued operations can be found in Note 4 to the Consolidated Financial Statements.

Annual Information Form  PETRO-CANADA        35

UPSTREAM PRODUCTION AND PRICES

The following table shows Petro-Canada's average daily production of conventional crude oil, NGL, bitumen, synthetic crude oil (from mining operations) and natural gas, before and after deduction of royalties for the years indicated.

Average Daily Production of Crude Oil, NGL, Bitumen, Synthetic Crude Oil and Natural Gas

Reserves information in this table does not conform to SEC standards and is supplemental general information.1

	Years Ended December 31,
	2007		2006		2005
	Before Royalties	After Royalties	Before Royalties	After Royalties	Before Royalties	After Royalties

Crude oil and equivalents (thousands of barrels/day – Mbbls/d)
North American Natural Gas	12.5	9.5	14.2	10.8	14.7	11.2
Oil Sands[2]	56.9	51.2	52.2	48.8	47.0	46.5
International & Offshore
East Coast Canada	98.7	84.4	72.7	68.5	75.3	69.6
International
North Sea	81.3	81.3	33.2	33.2	33.7	33.7
Other International	47.7	43.4	49.4	44.7	49.8	44.0

Total crude oil and equivalents	297.1	269.8	221.7	206.0	220.5	205.0

Natural gas (MMcf/d)
North American Natural Gas	599	471	616	489	668	512
International
North Sea	58	58	63	63	66	66
Other International	71	65	63	32	72	29

Total natural gas	728	594	742	584	806	607

Total production from continuing operations[3] (thousands of barrels of oil equivalent/day – Mboe/d)	418	369	345	303	355	306

Discontinued operations
Crude oil and NGL (Mbbls/d)	–	–	5.2	1.4	65.9	20.3
Natural gas (MMcf/d)	–	–	2	–	25	4

Total production from discontinued operations[3] (Mboe/d)	–	–	6	1	70	21

Total production[3] (Mboe/d)	418	369	351	304	425	327

Proved oil and NGL reserves1,[4] (MMbbls)	1,022	886	950	841	866	733
Proved natural gas reserves (trillions of cubic feet – tcf)[4]	1.8	1.4	1.9	1.5	2.2	1.7

1
Reporting working interest reserves before royalties and combining oil and gas with oil sands mining activities does not conform to SEC standards and is for general supplemental information only.
2
Includes production of synthetic crude oil from Syncrude mining operation.
3
Natural gas is converted to oil equivalent using six Mcf of gas to one boe.
4
The Company closed the sale of its Syrian producing assets on January 31, 2006.

36        PETRO-CANADA  Annual Information Form

The following table shows Petro-Canada's average daily production of conventional crude oil, NGL, bitumen, synthetic crude oil and natural gas, before deduction of royalties by quarter for the years indicated.

Average Daily Production of Crude Oil, NGL, Bitumen, Synthetic Crude Oil and Natural Gas Before Royalties by Quarter

	2007 Three Months Ended				2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31

Crude oil and equivalents (Mbbls/d)
North American Natural Gas	12.4	12.6	12.6	12.5	14.7	14.2	14.2	13.8
Oil Sands[1]	59.7	52.4	63.8	51.7	45.4	45.6	59.0	58.2
International & Offshore
East Coast Canada	97.3	108.4	102.1	87.4	79.4	64.1	62.3	84.7
International
North Sea	64.5	84.7	87.5	88.4	34.8	31.3	26.5	40.7
Other International	46.5	46.2	49.1	49.0	50.7	49.8	49.7	47.6

Total crude oil and equivalents	280.4	304.3	315.1	289.0	225.0	205.0	211.7	245.0

Natural gas (MMcf/d)
North American Natural Gas	605	599	599	594	635	605	611	615
International
North Sea	68	49	59	59	78	65	50	59
Other International	75	73	65	72	66	56	64	65

Total natural gas	748	721	723	725	779	726	725	739

Total production from continuing operations[2] (Mboe/d)	405	425	436	410	355	326	333	368

Discontinued operations
Crude oil and NGL (Mbbls/d)	–	–	–	–	20.6	–	–	–
Natural gas (MMcf/d)	–	–	–	–	8	–	–	–

Total production from discontinued operations[2] (Mboe/d)	–	–	–	–	22	–	–	–

Total production[2] (Mboe/d)	405	425	436	410	377	326	333	368

1
Includes production of synthetic crude oil from Syncrude mining operation.
2
Natural gas is converted to oil equivalent using six Mcf of gas to one boe.

Annual Information Form  PETRO-CANADA        37

The following table shows Petro-Canada's average daily production of conventional crude oil, NGL, bitumen, synthetic crude oil and natural gas, after deduction of royalties by quarter for the years indicated.

Average Daily Production of Crude Oil, NGL, Bitumen, Synthetic Crude Oil and Natural Gas After Royalties by Quarter

	2007 Three Months Ended				2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31

Crude oil and equivalents (Mbbls/d)
North American Natural Gas	9.5	10.0	10.1	9.5	11.3	10.7	11.0	10.3
Oil Sands[1]	55.2	47.6	57.1	45.3	42.8	42.3	54.1	56.2
International & Offshore
East Coast Canada	87.2	95.1	83.7	72.8	71.1	59.8	60.4	82.2
International
North Sea	64.5	84.7	87.5	88.4	34.8	31.3	26.5	40.7
Other International	41.3	41.8	44.9	45.2	45.7	45.2	44.9	43.0

Total crude oil and equivalents	257.7	279.2	283.3	261.2	205.7	189.3	196.9	232.4

Natural gas (MMcf/d)
North American Natural Gas	477	470	476	462	487	491	509	481
International
North Sea	68	49	59	59	78	65	50	59
Other International	75	53	43	56	32	28	34	32

Total natural gas	620	572	578	577	597	584	593	572

Total production from continuing operations[2] (Mboe/d)	361	375	380	357	305	287	296	328

Discontinued operations
Crude oil and NGL (Mbbls/d)	–	–	–	–	5.4	–	–	–
Natural gas (MMcf/d)	–	–	–	–	1	–	–	–

Total production from discontinued operations[2] (Mboe/d)	–	–	–	–	6	–	–	–

Total production[2] (Mboe/d)	361	375	380	357	311	287	296	328

1
Includes production of synthetic crude oil from Syncrude mining operation.
2
Natural gas is converted to oil equivalent using six Mcf of gas to one boe.

38        PETRO-CANADA  Annual Information Form

Production Outlook

Upstream production is expected to decrease slightly in 2008, primarily due to natural declines in East Coast Canada and Western Canada. Offsetting these decreases is the expectation of additional volumes from the full-year impact of Buzzard and Saxon in the North Sea and higher planned Oil Sands production. Production is expected to average in the range of 390,000 boe/d to 420,000 boe/d in 2008.

Factors that may impact production during 2008 include reservoir performance, drilling results, facility reliability and the successful execution of planned turnarounds.1

1
See the Legal Notice on page 1 for a more complete discussion of the factors that may impact production during 2008.

The following table shows Petro-Canada's 2008 production outlook for conventional crude oil, NGL, bitumen, synthetic crude oil and natural gas in crude oil equivalents before deduction of royalties.

Consolidated Production from Continuing Operations Net
(Mboe/d)

	2007 Actual	2008 Outlook (+/–)

North American Natural Gas
– Natural gas	100	93
– Liquids	12	12

Oil Sands
– Syncrude	37	35
– MacKay River	20	25

International & Offshore

East Coast Canada	99	85

International
– North Sea	91	93
– Other International	59	57

Total from continuing operations	418	390 – 420

Annual Information Form  PETRO-CANADA        39

The following table shows the average sale price for Petro-Canada's conventional crude oil, NGL, bitumen, synthetic crude oil, and natural gas produced, by country and/or region, for the years indicated.

Average Prices for Crude Oil, NGL, Bitumen, Synthetic Crude Oil and Natural Gas

	Years Ended December 31,
Average annual price received	2007	2006	2005

Crude oil and equivalents ($/bbl)
North American Natural Gas	$67.37	$64.87	$59.47
Oil Sands	61.02	54.60	46.90
International & Offshore
East Coast Canada	75.87	71.12	63.15
International
North Sea	75.12	72.67	66.13
Other International[1]	77.26	72.70	65.79

Total crude oil and equivalents from continuing operations	72.66	67.38	60.45
Discontinued operations	–	71.84	61.82

Total crude oil and equivalents	$72.66	$67.48	$60.77

North America ($/bbl)
Average crude oil and NGL sale price	$74.91	$70.10	$62.55
Average bitumen sale price	28.23	28.93	18.53
Average synthetic crude oil sale price	79.20	72.13	70.41

North America average crude oil and NGL, bitumen and synthetic crude oil price	$70.22	$64.28	$57.18

International ($/bbl)
North Sea – average crude oil and NGL sale price	$75.12	$72.67	$66.13
Other International – average crude oil and NGL sale price[1]	77.26	72.70	65.79

International – average crude oil and NGL sale price from continuing operations	$75.90	$72.69	$65.93

Natural gas ($/Mcf)
North American Natural Gas	$6.30	$6.85	$8.47
International
North Sea	7.94	8.91	7.35
Other International	4.34	5.13	6.62

Total natural gas from continuing operations	6.32	6.96	8.30
Discontinued operations	–	7.94	6.43

Total natural gas	$6.32	$6.96	$8.24

1
Other International excludes prices realized on production related to the mature Syrian producing assets sold in January 2006, which are shown as discontinued operations.

40        PETRO-CANADA  Annual Information Form

The following tables on pages 41 to 45 show Petro-Canada's average product prices, netbacks, net earnings and production before royalties for North American Natural Gas (natural gas equivalent), East Coast Canada (conventional crude oil), Oil Sands (synthetic crude oil and bitumen) and International regions (crude oil equivalents) for the years indicated. Footnotes for the following tables on pages 41 to 45 can be found on page 45.

Petro-Canada monitors production costs and charges to earnings by business segment or region, rather than on a product basis. As a result, unit netbacks and net earnings for a business segment or region producing a mix of crude oil, natural gas and NGL are calculated on an oil- or gas-equivalent basis. In the North American Natural Gas business segment, most crude oil and NGL production is ancillary to the production of natural gas. In the North Sea, crude oil and NGL production represent about 89% of total North Sea production on an oil-equivalent basis. In the Other International region, crude oil and NGL production represent about 80% of total Other International production on an oil-equivalent basis.

North American Natural Gas
($/Mcfe, unless otherwise indicated)

	2007 Three Months Ended					2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2007	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2006	Total 2005

Average price received	$7.64	$7.30	$5.95	$6.64	$6.88	$8.93	$6.87	$6.63	$6.89	$7.34	$8.67
Royalties	(1.68)	(1.62)	(1.26)	(1.48)	(1.51)	(2.08)	(1.37)	(1.19)	(1.55)	(1.55)	(2.03)
Operating expenses	(1.32)	(1.18)	(1.34)	(1.32)	(1.29)	(0.97)	(1.15)	(1.21)	(1.23)	(1.14)	(0.95)

Netback	4.64	4.50	3.35	3.84	4.08	5.88	4.35	4.23	4.11	4.65	5.69
Overhead expenses (G&A)[1]	(0.30)	(0.32)	(0.25)	(0.29)	(0.29)	(0.24)	(0.28)	(0.23)	(0.25)	(0.25)	(0.20)

Netback after overhead expenses	4.34	4.18	3.10	3.55	3.79	5.64	4.07	4.00	3.86	4.40	5.49
Processing and other income	0.04	0.08	0.06	0.02	0.05	0.03	0.09	0.06	0.06	0.06	0.07
Exploration expenses	(0.54)	(0.26)	(0.31)	(1.01)	(0.53)	(0.52)	(0.28)	(0.22)	(0.46)	(0.37)	(0.39)
Depletion, depreciation and amortization[2]	(1.76)	(1.74)	(1.72)	(4.22)	(2.36)	(1.50)	(1.56)	(1.56)	(1.58)	(1.55)	(1.30)
Income and other taxes[3]	(0.67)	(0.67)	(0.40)	0.82	(0.23)	(1.26)	(0.66)	(0.73)	(0.65)	(0.83)	(1.44)

Net earnings	$1.41	$1.59	$0.73	$(0.84)	$0.72	$2.39	$1.66	$1.55	$1.23	$1.71	$2.43

Production, net (billion cubic feet equivalent – Bcfe)	61.1	61.5	62.0	61.5	246.1	65.0	62.8	64.0	64.1	255.9	275.7

Annual Information Form  PETRO-CANADA        41

Oil Sands – Syncrude
($/bbl, unless otherwise indicated)

	2007 Three Months Ended					2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2007	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2006	Total 2005

Average price received	$68.79	$76.71	$81.77	$88.01	$79.20	$69.29	$78.38	$77.91	$63.68	$72.13	$70.41
Royalties	(8.26)	(11.15)	(12.65)	(14.87)	(11.86)	(6.72)	(8.45)	(8.48)	(4.59)	(6.98)	(0.71)
Operating expenses	(26.68)	(33.44)	(20.92)	(28.49)	(26.94)	(43.87)	(32.77)	(21.85)	(26.26)	(30.00)	(31.90)

Netback	33.85	32.12	48.20	44.65	40.40	18.70	37.16	47.58	32.83	35.15	37.80
Processing and other income	–	–	–	–	–	–	–	5.96	–	1.65	–
Depletion, depreciation and amortization	(5.11)	(5.13)	(5.12)	(5.12)	(5.12)	(2.70)	(2.77)	(3.79)	(5.15)	(3.74)	(1.95)
Income and other taxes[3]	(9.33)	(6.23)	(13.83)	5.91	(6.02)	(5.38)	3.00	(16.81)	(9.32)	(7.75)	(12.03)

Net earnings	$19.41	$20.76	$29.25	$45.44	$29.26	$10.62	$37.39	$32.94	$18.36	$25.31	$23.82

Production, net (MMbbls)	3.2	2.9	3.8	3.5	13.4	2.2	2.6	3.1	3.4	11.3	9.3

Oil Sands – MacKay River
($/bbl, unless otherwise indicated)

	2007 Three Months Ended					2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2007	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2006	Total 2005

Average price received	$29.08	$25.58	$32.48	$24.13	$28.23	$11.24	$39.37	$39.13	$25.84	$28.93	$18.61
Royalties	(0.27)	(0.23)	(0.28)	(0.15)	(0.24)	(0.09)	(0.36)	(2.07)	0.85	(0.49)	(0.16)
Operating expenses	(15.08)	(21.56)	(17.28)	(28.49)	(19.71)	(18.60)	(21.24)	(14.01)	(15.42)	(16.93)	(16.29)

Netback	13.73	3.79	14.92	(4.51)	8.28	(7.45)	17.77	23.05	11.27	11.51	2.16
Overhead expenses (G&A)[1]	(1.06)	(1.36)	(1.26)	(1.45)	(1.26)	(0.92)	(0.94)	(0.76)	(1.01)	(0.90)	(0.77)

Netback after overhead expenses	12.67	2.43	13.66	(5.96)	7.02	(8.37)	16.83	22.29	10.26	10.61	1.39
Processing and other income	–	0.11	(0.83)	(0.54)	(0.29)	0.02	(0.31)	(0.03)	(0.07)	(0.05)	(0.06)
Exploration expenses	(1.38)	(0.20)	0.02	(0.32)	(0.51)	0.02	–	0.01	(0.18)	(0.04)	(0.12)
Depletion, depreciation and amortization	(4.30)	(4.51)	(4.82)	(3.73)	(4.39)	(4.16)	(3.16)	(5.22)	(5.51)	(4.63)	(3.24)
Income and other taxes[3]	(2.51)	0.17	(2.93)	(0.21)	(1.53)	3.87	(0.87)	(6.02)	(1.55)	(1.43)	0.35

Net earnings (loss)	$4.48	$(2.00)	$5.10	$(10.76)	$0.30	$(8.62)	$12.49	$11.03	$2.95	$4.46	$(1.68)

Production, net (MMbbls)	2.2	1.9	2.0	1.3	7.4	1.9	1.5	2.3	2.0	7.7	7.8

42        PETRO-CANADA  Annual Information Form

International & Offshore

East Coast Canada
($/bbl, unless otherwise indicated)

	2007 Three Months Ended					2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2007	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2006	Total 2005

Average price received	$65.76	$75.29	$76.83	$86.45	$75.87	$69.21	$75.85	$74.26	$66.32	$71.12	$63.15
Royalties	(6.75)	(9.28)	(13.78)	(14.34)	(10.97)	(7.15)	(6.79)	(2.42)	(2.02)	(4.54)	(4.78)
Operating expenses	(5.14)	(4.67)	(5.40)	(3.27)	(4.66)	(5.07)	(7.49)	(13.79)	(4.32)	(7.27)	(4.37)

Netback	53.87	61.34	57.65	68.84	60.24	56.99	61.57	58.05	59.98	59.31	54.00
Overhead expenses (G&A)[1]	(0.13)	(0.21)	(0.20)	(0.27)	(0.20)	(0.26)	(0.91)	(0.42)	(0.27)	(0.44)	(0.15)

Netback after overhead expenses	53.74	61.13	57.45	68.57	60.04	56.73	60.66	57.63	59.71	58.87	53.85
Processing and other income	0.03	0.99	(0.03)	3.80	1.12	(0.02)	0.37	3.83	1.70	1.20	0.10
Exploration expenses	(0.38)	–	–	0.01	(0.09)	–	–	–	–	–	–
Depletion, depreciation and amortization	(11.49)	(11.07)	(11.51)	(11.31)	(11.34)	(8.82)	(8.20)	(8.28)	(9.68)	(8.82)	(9.66)
Income and other taxes[3]	(14.20)	(16.63)	(15.51)	(14.83)	(15.35)	(16.49)	(11.13)	(18.13)	(17.19)	(15.87)	(14.66)

Net earnings	$27.70	$34.42	$30.40	$46.24	$34.38	$31.40	$41.70	$35.05	$34.54	$35.38	$29.63

Production, net (MMbbls)	8.7	9.9	9.4	8.1	36.1	7.2	5.8	5.7	7.8	26.5	27.6

North Sea4,5
($/boe, unless otherwise indicated)

	2007 Three Months Ended					2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2007	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2006	Total 2005

Average price received[6]	$64.34	$68.12	$73.56	$80.54	$72.18	$67.24	$68.48	$68.98	$64.76	$67.16	$59.89
Operating expenses	(14.92)	(7.48)	(7.41)	(7.64)	(9.03)	(8.02)	(9.46)	(11.29)	(9.87)	(9.56)	(9.62)

Netback	49.42	60.64	66.15	72.90	63.15	59.22	59.02	57.69	54.89	57.60	50.27
Overhead expenses (G&A)[1]	(2.77)	(1.22)	(1.60)	(0.80)	(1.53)	(2.34)	(2.19)	(3.44)	0.99	(1.55)	(2.20)

Netback after overhead expenses	46.65	59.42	64.55	72.10	61.62	56.88	56.83	54.25	55.88	56.05	48.07
Processing and other income	2.70	(0.32)	(0.16)	0.80	0.65	2.07	(1.14)	(0.01)	1.44	0.70	1.81
Exploration expenses	(0.77)	(3.38)	0.32	(2.75)	(1.68)	(0.75)	(4.61)	2.02	(1.44)	(1.33)	(1.43)
Derivative contracts associated with Buzzard acquisition	–	–	(14.71)	(17.67)	(8.75)	–	–	–	–	–	–
Depletion, depreciation and amortization	(20.66)	(18.86)	(18.71)	(17.17)	(18.73)	(15.64)	(16.20)	(17.13)	(23.04)	(18.22)	(14.79)
Income and other taxes[7]	(13.75)	(18.39)	(18.26)	(19.99)	(17.84)	(75.56)	(17.59)	(19.37)	(21.30)	(34.68)	(14.50)

Net earnings (loss)	$14.17	$18.47	$13.03	$15.32	$15.27	$(33.00)	$17.29	$19.76	$11.54	$2.52	$19.16

Production, net (MMboe)	6.8	8.4	8.9	9.0	33.1	4.3	3.8	3.2	4.6	15.9	16.3

Annual Information Form  PETRO-CANADA        43

North Africa/Near East4,8
($/boe, unless otherwise indicated)

	2007 Three Months Ended					2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2007	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2006	Total 2005

Average price received[6]	$66.68	$75.31	$77.59	$88.53	$77.26	$71.29	$77.27	$74.92	$67.15	$72.70	$65.75
Royalties	(7.55)	(7.22)	(6.71)	(6.92)	(7.05)	(7.08)	(7.15)	(7.25)	(6.66)	(7.01)	(7.59)
Operating expenses	(9.19)	(6.50)	(7.27)	(7.08)	(7.50)	(5.40)	(3.49)	(4.73)	(6.06)	(4.91)	(4.50)

Netback	49.94	61.59	63.61	74.53	62.71	58.81	66.63	62.94	54.43	60.78	53.66
Overhead expenses (G&A)[1]	(0.51)	(0.68)	(0.64)	(1.27)	(0.78)	(0.61)	(0.63)	(0.62)	(1.38)	(0.80)	(0.75)

Netback after overhead	49.43	60.91	62.97	73.26	61.93	58.20	66.00	62.32	53.05	59.98	52.91
Processing and other income	0.57	0.36	(1.26)	(0.06)	(0.12)	(0.15)	(0.54)	0.40	(0.91)	(0.30)	2.47
Exploration expenses	(4.56)	(0.53)	0.42	(1.44)	(1.49)	(0.68)	(0.48)	(0.33)	(0.38)	(0.47)	(0.53)
Depletion, depreciation and amortization	(2.47)	(2.27)	(2.15)	(2.12)	(2.25)	(1.49)	(1.52)	(1.54)	(1.49)	(1.51)	(2.04)
Income and other taxes	(38.89)	(52.37)	(55.34)	(64.84)	(53.13)	(52.74)	(59.97)	(54.16)	(48.53)	(53.89)	(46.58)

Net earnings	$4.08	$6.10	$4.64	$4.80	$4.94	$3.14	$3.49	$6.69	$1.74	$3.81	$6.23

Production, net (MMboe)	4.2	4.2	4.5	4.5	17.4	4.6	4.5	4.6	4.4	18.1	18.2

Northern Latin America4,9
($/Mcf, unless otherwise indicated)

	2007 Three Months Ended					2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2007	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2006	Total 2005

Average price received	$4.89	$4.59	$4.19	$3.65	$4.34	$6.32	$5.08	$4.46	$4.70	$5.13	$6.62
Royalties	–	(1.39)	(1.38)	(0.82)	(0.38)	–	(0.49)	(0.15)	(2.51)	(1.26)	(2.06)
Operating expenses	(0.05)	(0.17)	(0.15)	(0.12)	(0.12)	(0.20)	(0.16)	(0.07)	(0.28)	(0.18)	(0.17)

Netback	4.84	3.03	2.66	2.71	3.84	6.12	4.43	4.24	1.91	3.69	4.39
Overhead expenses (G&A)[1]	(0.07)	(0.11)	(0.12)	(0.19)	(0.13)	(0.07)	(0.19)	(0.12)	(0.21)	(0.15)	(0.10)

Netback after overhead expenses	4.77	2.92	2.54	2.52	3.71	6.05	4.24	4.12	1.70	3.54	4.29
Processing and other income	(0.16)	0.02	(0.03)	0.17	–	–	(0.15)	0.10	(0.07)	(0.03)	0.02
Exploration expenses	(0.01)	(0.01)	–	(0.01)	(0.01)	(0.01)	–	–	(0.01)	(0.01)	–
Depletion, depreciation and amortization	(0.88)	(0.88)	(0.88)	(0.88)	(0.88)	(0.73)	(0.73)	(0.73)	(0.73)	(0.73)	(0.65)
Income and other taxes	(1.49)	(1.30)	(0.66)	(0.59)	(1.53)	(3.20)	(2.07)	(1.97)	0.13	(1.29)	(1.89)

Net earnings	$2.23	$0.75	$0.97	$1.21	$1.29	$2.11	$1.29	$1.52	$1.02	$1.48	$1.77

Production, net (Bcf)	6.8	6.6	6.0	6.7	26.1	5.9	5.1	5.9	6.0	22.9	26.3

44        PETRO-CANADA  Annual Information Form

Discontinued Operations8
($/boe, unless otherwise indicated)

	2007 Three Months Ended					2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2007	Mar. 31	June 30	Sept. 30	Dec. 31	Total 2006	Total 2005

Average price received[6]	–	–	–	–	–	$70.36	–	–	–	$70.36	$60.39
Royalties	–	–	–	–	–	(52.10)	–	–	–	(52.10)	(42.15)
Operating expenses	–	–	–	–	–	(2.65)	–	–	–	(2.65)	(3.87)

Netback	–	–	–	–	–	15.61	–	–	–	15.61	14.37
Overhead expenses (G&A)[1]	–	–	–	–	–	(0.23)	–	–	–	(0.23)	(0.19)

Netback after overhead	–	–	–	–	–	15.38	–	–	–	15.38	14.18
Processing and other income	–	–	–	–	–	(1.06)	–	–	–	(1.06)	0.14
Depletion, depreciation and amortization	–	–	–	–	–	–	–	–	–	–	(5.67)
Income and other taxes	–	–	–	–	–	(5.11)	–	–	–	(5.11)	(4.55)

Net earnings	–	–	–	–	–	$9.21	–	–	–	$9.21	$4.10

Production, net (MMboe)	–	–	–	–	–	2.0	–	–	–	2.0	25.6

1
Portion of head office expenses allocated to production.
2
In the fourth quarter of 2007, the North American Natural Gas business unit recorded a charge of $97 million after-tax for the impairment of CBM assets in the U.S. Rockies due to probable reserves reductions combined with lower prices.
3
Income and other taxes in the fourth quarter of 2007 included a tax rate adjustment reflecting the reduction in Canadian federal income tax rates.
4
North Sea and North Africa/Near East include conventional crude oil, NGL and natural gas in crude oil equivalents. Northern Latin America includes only natural gas.
5
Production in the North Sea is subject to a conventional royalty and tax regime. No royalty is payable on production in the U.K. sector. Royalty is payable on onshore production in the Netherlands.
6
Average price for North Sea and North Africa/Near East includes conventional crude oil, NGL and natural gas in crude oil equivalents.
7
In 2007, the Company recorded a $36 million recovery (2006 – $242 million charge) for the U.K. supplemental corporate tax rate adjustment.
8
North Africa/Near East excludes production related to the mature Syrian producing assets sold in 2006, which are shown as discontinued operations.
9
Natural gas production offshore Trinidad and Tobago is held pursuant to a PSC with the government of that country. The government share is split between royalty and tax for Canadian reporting purposes.

Annual Information Form  PETRO-CANADA        45

RESERVES

In order to harmonize its oil and gas disclosure in both Canada and the U.S., Petro-Canada applied for, and received, certain exemptions to reserves disclosure requirements as set out in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101). This was adopted in 2003 by the securities regulatory authorities in Canada. These exemptions permit Petro-Canada to use its own staff of qualified reserves evaluators to prepare the Company's reserves estimates and to use SEC and FASB standards when reporting oil and gas reserves. In addition, the reserves for the Syncrude mining operation were prepared in accordance with SEC Industry Guide 7.

Petro-Canada strongly believes that the use of its own staff of qualified reserves evaluators, who are familiar with the Company's oil and natural gas assets as a result of working with them on a day-to-day basis, combined with independent third-party assessment of both its reserves processes and its reserves estimates, provides a level of confidence in its reserves data that is at least as valid as that which would be provided if the work was done solely by a third party.

Petro-Canada's staff of qualified reserves evaluators determine the Company's reserves data and quantities based on corporate-wide policies, procedures and practices. The Company believes these reserves policies, procedures and practices conform to the requirements of applicable Canadian and SEC regulations, and of the Association of Professional Engineers, Geologists and Geophysicists of Alberta's Standard of Practice for the Evaluation of Oil and Gas Reserves for Public Disclosure.

To confirm the quality of the reserves policies, procedures and practices and the internally generated reserves estimates, Petro-Canada employs the services of independent qualified engineering evaluators and auditors. For 2007, independent petroleum reservoir engineering consultants, Sproule Associates Limited (Sproule) and RPS Energy (RPS), conducted assessments of Petro-Canada's hydrocarbon reserves. RPS completed an independent audit of 42% of the Company's proved crude oil, natural gas and NGL reserves outside of North America. Similarly, Sproule audited 33% of Petro-Canada's North American proved oil and natural gas reserves, not including Oil Sands. The independent auditors' and evaluators' reports concluded that the Company's year-end 2007 proved reserves estimates are reasonable.

Sproule and RPS also audited Petro-Canada's reserves policies, procedures and practices. They concluded that Petro-Canada's reserves booking standards meet applicable disclosure regulations, that management is complying with those standards, and that the reserves process is carried out in a manner and standard consistent with the auditors' practices. In addition, PricewaterhouseCoopers LLP, as contract internal auditor, has tested aspects of the non-engineering management control processes used in establishing reserves.

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

46        PETRO-CANADA  Annual Information Form

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

Reserves Software Tools:    Petro-Canada employs a high quality, technical tool kit for reservoir engineering. This software supports the analysis of technical and economic parameters required for reserves evaluation. Ongoing training and competency assessment are used to support the effective use of the tool kit.

Independent Evaluation/Audit/Review:    Independent qualified reserves evaluators are engaged to audit and/or evaluate the Company's internal evaluation processes and to perform such tests as they deem appropriate to ensure Petro-Canada's reserves are appropriately evaluated. Each year's annual independent evaluator assessment plan is reviewed and approved by the Audit, Finance and Risk Committee of the Board. The independent evaluators' observations and recommendations are reviewed with senior management and are used to guide process improvement activities.

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

Annual Information Form  PETRO-CANADA        47

The following tables show the Company's estimates of Petro-Canada's total proved crude oil, natural gas, bitumen and synthetic crude oil reserves as at December 31, 2007, and average 2007 daily production by major fields. These reserves numbers represent the sum of oil sands mining and oil and gas activities and are presented before royalties. Reserves shown in this format do not conform to SEC standards and are for general supplemental information only.

Major Reserves and Production Locations, Before Deduction of Royalties

Crude Oilfield/Facility[1]	Location	Proved Reserves2,[3] at December 31, 2007 (MMbbls)	Average 2007 Daily Production[2] (Mbbls/d)

Syncrude[3]	Alberta	350	37
MacKay River	Alberta	276	20
Buzzard	Offshore U.K.	96	44
Hibernia	Offshore Newfoundland and Labrador	48	27
Amal	Libya	36	15
Terra Nova	Offshore Newfoundland and Labrador	30	40
White Rose	Offshore Newfoundland and Labrador	23	32
Ghani Gir/Facha	Libya	19	8
Ghani/Zenad Farrud	Libya	18	10
Ferrier	Alberta	15	2
Other		92	55

Total		1,003	290

Natural Gas Field/Facility[1]	Location	Proved Reserves at December 31, 2007 (Bcf)	Average 2007 Daily Production (MMcf/d)

Wildcat Hills area	Alberta	265	100
Hanlan area	Alberta	215	91
NCMA-1	Offshore Trinidad and Tobago	189	71
Medicine Hat	Alberta	149	46
Jedney/Bubbles area	British Columbia	107	26
Denver-Julesburg area	U.S.	95	23
Alderson	Alberta	82	25
Laprise area	British Columbia	70	25
Powder River area	U.S.	69	43
Ricinus/Bearberry/Strachan	Alberta	54	40
Other		464	238

Total		1,759	728

1
Fields are onshore unless otherwise indicated.
2
The reserves and production figures shown in this table do not include NGL. Total Company proved reserves (including oil sands mining) of crude oil and NGL at year-end 2007 were 1,022 MMbbls.
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

48        PETRO-CANADA  Annual Information Form

The table shows, for the years indicated, Petro-Canada's estimates of proved reserves, before royalties for Oil and Gas activities. The reporting of working interest reserves before royalties does not conform to SEC standards and is for general supplemental information.

Proved Developed and Undeveloped Reserves Before Royalties
(Crude oil and equivalents in MMbbls; Natural gas in Bcf)

	Oil and Gas Activities[1,2,3,4,5]
	International							North America
			Other International					North American Natural Gas
	North Sea[6]		North Africa/Near East[7,8,9,10,11]		Northern Latin America[7,12]	Subtotal		Western Canada[17]		U.S. Rockies		East Coast	Oil Sands[17]	Subtotal		Total
	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Bitumen	Crude oil, NGL & bitumen	Natural gas	Crude oil, NGL & bitumen	Natural gas

Beginning of year 2006	143	115	200	16	239	343	370	42	1,729	7	96	132	–	181	1,825	524	2,195
Revisions of previous estimates[14]	13	(6)	(2)	–	(1)	11	(7)	1	(47)	2	64	18	165	186	17	197	10
Sale of reserves in place	–	(2)	(46)	(15)	–	(46)	(17)	–	(1)	–	–	–	–	–	(1)	(46)	(18)
Purchase of reserves in place	–	–	–	–	–	–	–	–	1	–	–	–	–	–	1	–	1
Discoveries, extensions and improved recovery	–	–	–	–	–	–	–	–	27	–	–	–	–	–	27	–	27
Production net	(12)	(23)	(18)	–	(23)	(30)	(46)	(4)	(209)	(1)	(15)	(27)	(8)	(40)	(224)	(70)	(270)

End of year 2006	144	84	134	1	215	278	300	39	1,500	8	145	123	157	327	1,645	605	1,945
Revisions of previous estimates[14]	7	16	(9)	(1)	–	(2)	15	(1)	(90)	1	10	7	72	79	(80)	77	(65)
Sale of reserves in place	–	–	–	–	–	–	–	(1)	(11)	–	–	–	–	(1)	(11)	(1)	(11)
Purchase of reserves in place	–	–	–	–	–	–	–	–	1	–	–	–	–	–	1	–	1
Discoveries, extensions and improved recovery	19	12	3	–	–	22	12	1	102	3	41	6	55	65	143	87	155
Production net	(30)	(21)	(17)	–	(26)	(47)	(47)	(4)	(194)	(1)	(25)	(36)	(8)	(49)	(219)	(96)	(266)

End of year 2007	140	91	111	–	189	251	280	34	1,308	11	171	100	276	421	1,479	672	1,759

Proved undeveloped reserves
Beginning of year 2006	95	14	22	–	178	117	192	1	132	3	30	43	–	47	162	164	354

End of year 2006	42	3	3	–	138	45	141	–	56	4	36	33	129	166	92	211	233

End of year 2007	20	2	2	–	138	22	140	1	69	6	46	29	230	266	115	288	255

See footnotes on page 53.

Annual Information Form  PETRO-CANADA         49

The table below shows, for the years indicated, Petro-Canada's estimates of proved reserves, after royalties for Oil and Gas activities in accordance with SEC standards for oil and gas activities.

Proved Developed and Undeveloped Reserves After Royalties
(Crude oil and equivalents in MMbbls; Natural gas in Bcf)

	Oil and Gas Activities[1,2,3,4,5]

	International							North America

			Other International					North American Natural Gas

	North Sea[6]		North Africa/Near East[7,8,9,10,11]		Northern Latin America[7,12]	Subtotal		Western Canada[17]		U.S. Rockies		East Coast	Oil Sands[17]	Subtotal		Total

	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Bitumen	Crude oil, NGL & bitumen	Natural gas	Crude oil, NGL & bitumen	Natural gas

Beginning of year 2006	142	115	152	5	203	294	323	34	1,339	5	79	113	–	152	1,418	446	1,741
Revisions of previous estimates[14]	13	(6)	28	10	(2)	41	2	1	(43)	2	55	10	159	172	12	213	14
Sale of reserves in place	–	(2)	(42)	(15)	–	(42)	(17)	–	(1)	–	–	–	–	–	(1)	(42)	(18)
Purchase of reserves in place	–	–	–	–	–	–	–	–	1	–	–	–	–	–	1	–	1
Discoveries, extensions and improved recovery	–	–	–	–	–	–	–	–	21	–	–	–	–	–	21	–	21
Production net	(12)	(23)	(16)	–	(12)	(28)	(35)	(3)	(166)	(1)	(12)	(25)	(8)	(37)	(178)	(65)	(213)

End of year 2006	143	84	122	–	189	265	273	32	1,151	6	122	98	151	287	1,273	552	1,546
Revisions of previous estimates[14]	7	16	(7)	–	–	–	16	(1)	(70)	1	8	2	55	57	(62)	57	(46)
Sale of reserves in place	–	–	–	–	–	–	–	(1)	(8)	–	–	–	–	(1)	(8)	(1)	(8)
Purchase of reserves in place	–	–	–	–	–	–	–	–	1	–	–	–	–	–	1	–	1
Discoveries, extensions and improved recovery	20	12	2	–	–	22	12	–	77	3	34	4	48	55	111	77	123
Production net	(30)	(21)	(16)	–	(24)	(46)	(45)	(3)	(151)	(1)	(21)	(31)	(7)	(42)	(172)	(88)	(217)

End of year 2007	140	91	101	–	165	241	256	27	1,000	9	143	73	247	356	1,143	597	1,399

Proved undeveloped reserves
Beginning of year 2006	95	14	15	–	151	110	165	1	99	3	25	33	–	37	124	147	289

End of year 2006	42	4	2	–	121	44	125	–	42	4	30	24	124	152	72	196	197

End of year 2007	20	2	2	–	121	22	123	–	52	5	38	20	201	226	90	248	213

See footnotes on page 53

50       PETRO-CANADA  Annual Information Form

The table below shows, for the years indicated, Petro-Canada's estimates of proved reserves for Oil Sands Mining activities in accordance with SEC Industry Guide 7.

Proved Developed and Undeveloped Reserves
(Synthetic crude oil in MMbbls)

	Syncrude Mining Operation1,2,3,4,5,13,16,[17]
	Before Royalties	After Royalties

Beginning of year 2006	342	287
Revisions of previous estimates[14]	14	12
Sale of reserves in place	–	–
Purchase of reserves in place	–	–
Discoveries, extensions and improved recovery	–	–
Production net	(11)	(10)

End of year 2006	345	289
Revisions of previous estimates[14]	18	11
Sale of reserves in place	–	–
Purchase of reserves in place	–	–
Discoveries, extensions and improved recovery	–	–
Production net	(13)	(11)

End of year 2007	350	289

Proved undeveloped reserves
Beginning of year 2006	209	173

End of year 2006	219	182

End of year 2007	238	197

See footnotes on page 53.

Annual Information Form  PETRO-CANADA        51

The table below shows, for the years indicated, Petro-Canada's estimates of proved reserves for Oil and Gas activities and Oil Sands Mining activities. The reporting of working interest reserves before royalties, MMboe and combining oil and gas and oil sands mining activities together does not conform to SEC standards and is for general supplemental information.

Proved Developed and Undeveloped Reserves

	Oil and Gas Activities and Oil Sands Mining
	Natural Gas (Bcf)		Crude Oil & NGLs (MMbbls)		Crude Oil, Natural Gas & NGLs (MMboe)
	Before Royalties	After Royalties	Before Royalties	After Royalties	Before Royalties	After Royalties

Beginning of year 2006	2,195	1,741	866	733	1,232	1,023
Revisions of previous estimates[14]	10	14	211	225	213	228
Sale of reserves in place	(18)	(18)	(46)	(42)	(49)	(45)
Purchase of reserves in place	1	1	–	–	–	–
Discoveries, extensions and improved recovery	27	21	–	–	4	4
Production net	(270)	(213)	(81)	(75)	(126)	(111)

End of year 2006	1,945	1,546	950	841	1,274	1,099
Revisions of previous estimates[14]	(65)	(46)	95	68	84	60
Sale of reserves in place	(11)	(8)	(1)	(1)	(3)	(2)
Purchase of reserves in place	1	1	–	–	–	–
Discoveries, extensions and improved recovery	155	123	87	77	113	97
Production net	(266)	(217)	(109)	(99)	(153)	(135)

End of year 2007	1,759	1,399	1,022	886	1,315	1,119

Proved undeveloped reserves[15]
Beginning of year 2006	354	289	373	320	432	368

End of year 2006	233	197	430	378	469	411

End of year 2007	255	213	526	445	569	481

See footnotes on page 53.

52        PETRO-CANADA  Annual Information Form

1
In order to harmonize its oil and gas disclosure in both Canada and the U.S., Petro-Canada applied for, and received, certain exemptions to reserves disclosure requirements as set out in NI 51-101. These exemptions permit Petro-Canada to use its own staff of qualified reserves evaluators to prepare the Company's reserves estimates and to use SEC and FASB standards when preparing and reporting reserves. Such reserves information may differ from reserves information prepared in accordance with Canadian disclosure standards under NI 51-101. These differences relate to the SEC requirement for disclosure only of proved reserves calculated at constant year-end prices and costs while NI 51-101 requires disclosure of proved plus probable reserves at forecast prices and costs. Also, the definition of proved reserves differs between SEC and NI 51-101 requirements. However, this difference should not be material. The COGE Handbook (the source document for reserves definitions under NI 51-101) supports this view.
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
6
Reserves in the North Sea are subject to a conventional royalty and tax regime. No royalty is payable on reserves in the U.K. sector. Royalty is payable on onshore reserves in the Netherlands.
7
Proved reserves include quantities of crude oil and natural gas, which will be produced under arrangements, which involve the Company or its subsidiaries in upstream risks and rewards, but which do not transfer title of the product to those companies.
8
In Petro-Canada's PSCs, after royalty proved reserves have been determined using the economic interest method and include the Company's share of future cost recovery and Profit Oil after foreign governments' royalty interest, and include reserves relating to income tax payable. Under this method, reported reserves will increase as oil prices decrease (and vice versa) since the barrels necessary to achieve cost recovery change with the prevailing oil prices. Three per cent of Petro-Canada's total proved reserves before and after royalty are held under PSCs.
9
Reserves in Syria are held under PSCs with the Syrian government and are calculated as per footnote 8.
10
With the exception of the En Naga field, reserves in Libya were held under a concession and subject to a royalty and tax regime. The En Naga field is held under a PSC with the Libyan government, with reserves being calculated as per footnote 8.
11
The volume of proved oil and gas reserves before royalties reported above held under PSCs in the North Africa/Near East region at the end of 2007 was 8 MMbbls of crude oil and NGL and zero Bcf of natural gas. At year-end 2006, the volume was 10 MMbbls of crude oil and NGL and zero Bcf of natural gas. The after royalty reserves volume at year-end 2007 was 7 MMbbls of crude oil and NGL and zero Bcf of natural gas and year-end 2006 was 7 MMbbls of crude oil and NGL and zero Bcf of natural gas.
12
Natural gas reserves offshore Trinidad and Tobago are held under a PSC with the applicable government and are calculated as per footnote 8. The volume of proved natural gas reserves before royalties reported above held under PSCs offshore Trinidad and Tobago at the end of 2007 was 189 Bcf. At year-end 2006, the volume was 215 Bcf. The after royalty reserves volume at year-end 2007 was 165 Bcf and year-end 2006 was 189 Bcf.
13
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
15
Proved undeveloped crude oil and NGL reserves represent approximately 43% of Petro-Canada's total crude oil and NGL proved reserves. The vast majority of these oil and NGL reserves are associated with large development projects currently producing or under active development, including Buzzard, MacKay River, Syncrude, White Rose, Terra Nova and Hibernia. Proved undeveloped gas reserves represent approximately 14% of total proved natural gas reserves. These reserves typically will be developed through tie-in of existing wells, drilling of additional wells or addition of compression facilities. Fifty-four per cent of the proved undeveloped gas reserves are associated with the currently producing NCMA-1 development offshore Trinidad and Tobago. Generally, the Company plans to develop proved undeveloped natural gas reserves in the next few years.
16
For internal management purposes, we view the oil sands mining reserves as part of the Company's total exploration and production operations.
17
Proved reserves in Alberta were calculated using the existing Alberta royalty regime at December 31, 2007. Petro-Canada has run sensitivities using guidelines from the New Alberta Royalty Framework for both its Oil Sands and conventional oil and gas activities and determined that there was no impact on proved reserves before royalties. The impact on proved reserves after royalties was not material.

Annual Information Form  PETRO-CANADA        53

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves

The following disclosures on Standardized Measure of discounted cash flows and changes therein relating to proved oil and natural gas reserves are determined in accordance with the U.S. FASB Statement 69, Disclosures About Oil and Gas Producing Activities. The future cash flows are calculated by applying year-end prices, or prices provided by contractual arrangements, net of royalties, to year-end quantities of proved oil and natural gas reserves. Future production, development and asset retirement costs are based on year-end costs, and estimated future income taxes are based on legislated future income tax rates. The resulting future net cash flows are discounted at 10% per annum. The calculation does not represent a fair market value of the Company's oil and natural gas reserves or of the future net cash flows. No consideration is given to the value of exploration properties or probable reserves. No consideration is given to the value of the Company's share of the Syncrude oil sands mining operation, as it is considered a mining operation under SEC disclosure. The following benchmark commodity prices as at December 31, 2007 were used in deriving the Standardized Measure: WTI at Cushing $95.98/bbl US, Dated Brent at Sullom Voe $96.02/bbl US, New York Mercantile Exchange (NYMEX) gas price at the Henry Hub $7.48/MMBtu US, and Alberta price of natural gas at the AECO-C Hub Cdn $6.18/gigajoule (GJ). The following currency exchange rates were also used: Cdn$/US$ 0.9881, Cdn$/euro 1.4428, Cdn$/British pound 1.96.

Present Value of Estimated Future Net Cash Flows
(millions of Canadian dollars)

	Western Canada[1]			U.S. Rockies			East Coast Canada[2]

	2007	2006	2005	2007	2006	2005	2007	2006	2005

Future cash flows	$22,951	$12,513	$15,255	$1,899	$1,130	$1,058	$7,387	$7,164	$7,746
Future production, development and asset retirement costs	(13,120)	(5,593)	(2,631)	(486)	(525)	(402)	(1,685)	(1,499)	(1,314)
Future income taxes	(2,317)	(1,764)	(4,121)	(382)	(187)	(245)	(1,457)	(1,553)	(1,993)

Future net cash flows	7,514	5,156	8,503	1,031	418	411	4,245	4,112	4,439
Discount of 10% for estimated timing of cash flows	(4,123)	(1,927)	(3,413)	(446)	(154)	(168)	(1,003)	(879)	(1,164)

Discounted future net cash flows	$3,391	$3,229	$5,090	$585	$264	$243	$3,242	$3,233	$3,275

	North Sea			North Africa/Near East			Northern Latin America

	2007	2006	2005	2007	2006	2005	2007	2006	2005

Future cash flows	$13,220	$8,506	$9,092	$9,491	$8,011	$8,984	$819	$838	$1,737
Future production, development and asset retirement costs	(3,172)	(2,918)	(2,844)	(1,015)	(1,024)	(800)	(205)	(282)	(248)
Future income taxes	(5,303)	(2,966)	(3,227)	(7,457)	(6,088)	(7,092)	(321)	(289)	(813)

Future net cash flows	4,745	2,622	3,021	1,019	899	1,092	293	267	676
Discount of 10% for estimated timing of cash flows	(963)	(532)	(859)	(322)	(309)	(392)	(111)	(119)	(305)

Discounted future net cash flows	$3,782	$2,090	$2,162	$697	$590	$700	$182	$148	$371

	Continuing Operations			Discontinued Operations			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005

Future cash flows	$55,767	$38,162	$43,872	$–	$–	$1,008	$55,767	$38,162	$44,880
Future production, development and asset retirement costs	(19,683)	(11,841)	(8,239)	–	–	(336)	(19,683)	(11,841)	(8,575)
Future income taxes	(17,237)	(12,847)	(17,491)	–	–	(244)	(17,237)	(12,847)	(17,735)

Future net cash flows	18,847	13,474	18,142	–	–	428	18,847	13,474	18,570
Discount of 10% for estimated timing of cash flows	(6,968)	(3,920)	(6,301)	–	–	(81)	(6,968)	(3,920)	(6,382)

Discounted future net cash flows	$11,879	$9,554	$11,841	$–	$–	$347	$11,879	$9,554	$12,188

1
Western Canada includes the cash flows of MacKay River in 2006 and 2007. There were no proved reserves at MacKay River at year-end 2005.
2
Additional East Coast Canada reserves quantities will be booked as proved reserves as development proceeds.

54        PETRO-CANADA  Annual Information Form

Summary of Changes In Present Value of Estimated Future Cash Flows
(millions of Canadian dollars)

	2007	2006	2005

Balance at beginning of year	$9,554	$12,188	$7,532

Changes result from:
Sales and transfers of oil and gas produced, net of production costs	(7,147)	(5,480)	(5,273)
Net changes in prices, operating costs and royalties	8,918	(2,859)	9,013
Extensions, discoveries, additions and improved recoveries	2,115	59	1,383
Changes in estimated future development costs	(1,199)	(597)	(758)
Development costs incurred during the year	698	900	900
Revisions of previous quantity estimates	817	2,081	3,328
Accretion of discount	2,042	2,295	1,374
Net change in income tax	(2,540)	2,572	(4,711)
Purchase and sale of reserves in place	642	(367)	246
Changes in timing and other	(2,021)	(1,238)	(846)

Net change	2,325	(2,634)	4,656

Balance at end of year	$11,879	$9,554	$12,188

Abandonment and Reclamation Costs

The Company's upstream future asset retirement costs are estimated based on current costs and technology, and in accordance with existing legislation and industry practice. As of December 31, 2007, the total of these future costs was estimated to be $4,136 million undiscounted, or $743 million discounted at 10%. The Company's upstream operations expect to spend approximately $50 million, $46 million and $33 million in the next three years, respectively, for future asset retirement costs. The following table summarizes Petro-Canada's wells that are capable of production.

Productive Wells1 at December 31, 2007

	Crude Oil Wells		Natural Gas Wells		Total Wells

	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]

North America
North American Natural Gas – conventional oil and natural gas	1,048	855	5,442	3,809	6,490	4,664
Oil Sands – in situ bitumen recovery	48	48	–	–	48	48
East Coast Canada – conventional oil	98	25	–	–	98	25

Total North America	1,194	928	5,442	3,809	6,636	4,737

International
North Sea – conventional oil and natural gas	58	24	32	5	90	29
Other International
North Africa/Near East – conventional oil and natural gas	233	109	–	–	233	109
Northern Latin America – natural gas	–	–	10	2	10	2

Total International	291	133	42	7	333	140

Total productive wells from continuing operations	1,485	1,061	5,484	3,816	6,969	4,877

1
Wells with multiple completions are counted as one well.
2
Gross wells are wells in which Petro-Canada owns a working interest.
3
Net wells are the sums of the fractional working interests owned by Petro-Canada in gross wells, rounded to the nearest whole number.

Annual Information Form  PETRO-CANADA        55

Oil and Natural Gas Rights

Petro-Canada's oil and natural gas rights are summarized in the following table. Landholdings are subject to government regulation.

Oil and Natural Gas Rights at December 31, 2007

	Developed Lands[1]				Undeveloped Lands[1]				Total

	2007		2006		2007		2006		2007		2006

(millions of acres)	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]

Canada
Mainland Canada	2.2	1.2	2.2	1.1	2.6	2.2	2.6	2.1	4.8	3.4	4.8	3.2
Oil Sands	0.4	0.2	0.4	0.2	0.4	0.3	0.4	0.3	0.8	0.5	0.8	0.5
East Coast Canada offshore	0.1	–	0.1	–	1.1	0.3	2.0	0.7	1.2	0.3	2.1	0.7
Other frontier[4]	–	–	–	–	8.6	7.0	8.9	7.1	8.6	7.0	8.9	7.1

Total Canada	2.7	1.4	2.7	1.3	12.7	9.8	13.9	10.2	15.4	11.2	16.6	11.5

U.S.[5]	0.1	0.1	0.1	0.1	0.4	0.3	2.8	1.2	0.5	0.4	2.9	1.3

International
North Sea	0.1	–	0.1	0.1	3.0	1.0	2.4	0.8	3.1	1.0	2.5	0.9
Other International
North Africa/Near East	0.4	0.2	0.4	0.2	27.7	21.4	26.9	21.4	28.1	21.6	27.3	21.6
Northern Latin America	0.1	–	0.1	–	1.0	0.9	1.2	1.0	1.1	0.9	1.3	1.0

Total International	0.6	0.2	0.6	0.3	31.7	23.3	30.5	23.2	32.3	23.5	31.1	23.5

Total from continuing operations	3.4	1.7	3.4	1.7	44.8	33.4	47.2	34.6	48.2	35.1	50.6	36.3

1
Developed lands are areas capable of production, while undeveloped lands are areas with rights to explore.
2
Gross acres include the interests of others.
3
Net acres exclude the interests of others.
4
Includes lands located off the west coast of Canada where exploration is currently subject to a moratorium.
5
U.S. figures do not include option acreage in the Alaska Foothills.

56        PETRO-CANADA  Annual Information Form

Work Commitments

The practice of governments requiring companies to pledge to carry out work commitments in exchange for the right to carry out exploration for and development of hydrocarbons is common, particularly in unexplored or lightly explored regions of the world. Petro-Canada has made the following commitments in regard to the lands it holds.

Work Commitments as at December 31, 2007
(millions of Canadian dollars)

	Petro-Canada Share of Total Work Commitments	Petro-Canada Share of Total Work Commitments to be Incurred in 2008[1]

Mainland Canada
Northwest Territories region	$14.2	$–
East Coast Canada offshore	13.8	8.0
International
North Sea	46.7	46.7
Other International
North Africa/Near East	27.5	27.5
Northern Latin America	–	–

Total work commitments from continuing operations	102.2	82.2
Discontinued operations	–	–

Total work commitments	$102.2	$82.2

1
Capital expenditure plan for 2008 includes provisions for these work commitments.

Land Expiries

The following table summarizes the land area by region for which Petro-Canada's rights to explore for or develop hydrocarbons will expire in 2008.

Land Expiries in 2008
(millions of acres)

	Gross[1]	Net[2]

North American Natural Gas	0.4	0.3
Oil Sands	0.1	0.1
International & Offshore
East Coast Canada	0.3	0.1
International	0.4	0.4

Total expiries in 2008	1.2	0.9

1
Gross acres include the interests of others.
2
Net acres exclude the interests of others.

Annual Information Form  PETRO-CANADA        57

Drilling Activity

The following table shows Petro-Canada's drilling activity during the years indicated.

Exploration and Development Wells Drilled

	2007		2006		2005

	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]

NORTH AMERICAN NATURAL GAS
Western Canada and U.S. Rockies
Exploration wells[3]
Oil	2	1	3	3	–	–
Natural gas	5	4	18	14	48	31
Dry[4]	17	11	20	19	21	15

Subtotal	24	16	41	36	69	46

Development wells[5]
Oil	131	117	75	68	4	2
Natural gas	405	293	551	413	666	437
Dry	20	16	9	6	4	3

Subtotal	556	426	635	487	674	442

Total North American Natural Gas	580	442	676	523	743	488

OIL SANDS
Development wells[5]
Bitumen	19	19	–	–	46	46

Total Oil Sands	19	19	–	–	46	46

EAST COAST CANADA
Exploration wells[3]
Oil	2	1	3	1	2	1
Dry[4]	–	–	–	–	–	–

Subtotal	2	1	3	1	2	1

Development wells[5]
Oil	7	1	10	3	13	3
Dry	–	–	–	–	–	–

Subtotal	7	1	10	3	13	3

Total East Coast Canada	9	2	13	4	15	4

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
5
Development wells are wells drilled in an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

58        PETRO-CANADA  Annual Information Form

Exploration and Development Wells Drilled

	2007		2006		2005

	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]

INTERNATIONAL – Continuing Operations
Exploration wells[3]
Oil
North Sea	3	1	–	–	4	3
North Africa/Near East	2	1	1	1	2	1
Natural gas
North Sea	2	1	1	–	–	–
Northern Latin America	1	1	–	–	–	–
Dry[4]
North Sea	1	1	2	–	–	–
North Africa/Near East	1	1	1	1	4	2
Northern Latin America	1	1	–	–	–	–

Subtotal	11	7	5	2	10	6

Development wells[5]
Oil
North Sea	11	5	18	6	4	1
North Africa/Near East	4	2	5	2	7	4
Natural gas
North Sea	–	–	–	–	1	–
Northern Latin America	–	–	8	1	–	–
Dry
North Sea	–	–	1	–	–	–

Subtotal	15	7	32	9	12	5

Total International	26	14	37	11	22	11

Total wells drilled from continuing operations	634	477	726	538	826	549

DISCONTINUED OPERATIONS
Development wells[5]
Oil	–	–	–	–	44	15
Dry	–	–	–	–	5	2

Total discontinued operations	–	–	–	–	49	17

Total wells drilled	634	477	726	538	875	566

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
5
Development wells are wells drilled in an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Annual Information Form  PETRO-CANADA        59

DOWNSTREAM

Business Summary and Strategy

Petro-Canada has the second largest Downstream business and is the "brand of choice" in Canada. In 2007, Petro-Canada accounted for approximately 13% of the total refining capacity in Canada and about 16% of total petroleum products sold in Canada.

Downstream operations include two refineries - one in Edmonton and one in Montreal - with a total daily rated capacity of 40,500 cubic metre/day (m3/d) (255,000 b/d), a lubricants plant that is the largest producer of lubricant base stocks in Canada, a network of more than 1,300 retail service stations, Canada's largest national commercial road transport network of 229 locations and a robust bulk fuel sales channel.

The strategy in the Downstream business is to increase the profitability of the base business through effective capital investment and disciplined management of controllable factors. In 2008, planned Downstream capital investment focuses on growth projects. The Downstream business goal is to deliver superior returns and growth, including a 12% return on capital employed (ROCE) based on a mid-cycle business environment. Key features of the strategy include:

•
achieving and maintaining first quartile operating performance in all areas

•
managing and reducing costs, with a specific focus on reducing feedstock costs

•
growing revenue

Refining and Supply

Petro-Canada owns and operates two refineries with a total daily rated capacity of approximately 40,500 m3/d at the end of 2007. This represented approximately 13% of the Canadian refining industry's total operating capacity in 2007. Petro-Canada's refineries produce a full range of refined petroleum products, including gasoline, diesel oils, heating oils, aviation fuels, heavy fuel oils, asphalts, petrochemicals and feedstock for lubricants.

The following table shows the daily rated capacity of Petro-Canada's refineries as at December 31, 2007 and the approximate average daily volumes of crude oil processed, including volumes processed by Petro-Canada for other companies for the years indicated. The overall crude utilization rate at the two refineries averaged 99% in 2007, up 6% from 2006, due largely to the planned shutdowns in 2006 needed to bring the new diesel desulphurization units on-stream.

60        PETRO-CANADA  Annual Information Form

Rated Capacity of Refineries and Average Daily Crude Oil Processed
(thousands of m3/d)

	Average Volumes of Crude Oil Processed/ Calendar Day			Daily Rated Capacity[1]

	Years Ended December 31,
Refinery Location	2007	2006	2005	As at December 31, 2007

Edmonton, Alberta	20.4	18.9	20.8	19.9
Montreal, Quebec[2]	19.7	18.9	18.1	20.6
Oakville, Ontario[3]	–	–	2.0	–

Total	40.1	37.8	40.9	40.5

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

Looking forward, Petro-Canada intends to take advantage of the trend toward increased production of cheaper, heavier crudes. In 2007, Downstream continued construction of the Edmonton refinery conversion project to process 100% oil sands-based feedstock and furthered engineering and evaluation of a potential 4,000 m3/d (25,000 b/d) coker at the Montreal refinery.

Petro-Canada is well positioned with the supply capability to optimize profitability within a range of future business scenarios.

Edmonton Refinery

The Edmonton refinery is Petro-Canada's most efficient refinery, producing a high yield of light oils. It uses synthetic crude oil for approximately 40% of its crude charge. Synthetic crude oil produces a higher yield of gasoline and middle distillates than conventional crude oil. The remainder of the refinery's crude charge is conventional light sweet and sour crude oil.

At the Edmonton refinery, Petro-Canada is building new crude and vacuum units, and expanding coker capacity and sulphur removal capability to upgrade and refine oil sands-based feedstock. The new configuration, targeted for completion in the fourth quarter of 2008, will allow the refinery to directly upgrade an Athabasca blend feed of 5,500 m3/d (comprised of 4,100 m3/d of bitumen and 1,400 m3/d of diluent) and process 7,600 m3/d of sour synthetic crude oil, displacing the conventional crude that is refined today. The refinery will also continue to process sweet synthetic crude through its synthetic train. Refer to the Oil Sands content in the Upstream section of this AIF for bitumen and sour crude oil feedstock supply arrangements for after the completion of the Edmonton refinery reconfiguration.

Montreal Refinery

The Montreal refinery, supplied with imported crude oil primarily through the Portland-Montreal pipeline, has a flexible configuration that allows processing of a variety of crude oils, including heavy grades and intermediate feedstock. The refinery produces gasoline, distillates, asphalts, heavy fuel oil, petrochemicals, solvents and feedstock for lubricants.

Petro-Canada continues its assessment of the potential addition of a 4,000 m3/d (25,000 b/d) coker unit, which would allow the Montreal refinery to leverage lower cost heavier crude feedstock and shift production of lower value asphalt and heavy fuel oil to higher value diesel and gasoline fuel. The assessment is expected to be completed in 2008, at which time a decision will be made on whether to proceed with the project.

Annual Information Form  PETRO-CANADA        61

Oakville Terminal

As part of the Eastern Canada refining and supply consolidation project, the former Oakville refinery completed a phased shutdown of its operations during the second quarter of 2005. Oakville's terminal facilities were expanded to handle receipt of finished light oil product from Montreal via the Trans-Northern Pipeline Inc. (TNPI) pipeline. In total, the expanded Oakville terminal, in combination with existing industry terminal facilities in north Toronto, is capable of receiving TNPI full light oil capacity of 10,000 m3/d, replacing the light oil that was produced by the Oakville refinery operations.

ParaChem Chemicals Plant

Petro-Canada holds a 51% working interest in ParaChem Chemicals L.P. (ParaChem), which owns and operates a petrochemicals plant located adjacent to the Montreal refinery. The plant primarily produces up to 350,000 metric tons/year of paraxylene (PX), which is used to manufacture polyester textiles and plastic bottles. ParaChem also produces benzene, hydrogen and heavy aromatics. The 75-hectare plant site is located in Montreal's industrial district, with access to pipelines, the sea and rail shipping facilities. Its hydrocarbon storage capacity exceeds 300 million litres.

Petro-Canada currently supplies mixed xylenes and toluene to ParaChem. The integration of the ParaChem plant with the Montreal refinery provides several synergies, including the ability to capture more of the petrochemicals value chain through vertical integration. In 2007, a tunnel and pipeline were completed between the Montreal refinery and the ParaChem plant, facilitating the safe and cost-effective transfer of various products between the facilities. ParaChem continues to assess various long-term growth projects that would leverage its strategic position in Quebec's petrochemical market and is working closely with Petro-Canada to identify and capture further synergies between the two companies.

Supply and Distribution

Petro-Canada purchases crude oil and other refinery feedstock from Canadian and international sources under a number of different contractual arrangements. The Downstream business is responsible for arranging domestic and foreign crude supply for the Company's refineries as well as marketing Petro-Canada's upstream crude oil production. Upstream crude oil production is generally marketed through short-term renewable contracts. There is a well-developed infrastructure for third-party supply of both domestic and imported crudes to markets in North America. Purchases are generally through short-term, renewable contracts. Petro-Canada is not dependent on any single source of supply for conventional crude oil and does not anticipate any difficulty in obtaining an adequate supply in the foreseeable future.

Efficiencies are achieved through refined product exchange, purchase, sale and short-term storage arrangements with other petroleum companies. These arrangements reduce capital and transportation costs, assist in the maintenance of supply to customers and enable Petro-Canada to participate in geographical areas without the need to invest capital in distribution facilities. Applicable agreements contain appropriate provisions for consistent product quality to be maintained for the Company's customers. In addition, Petro-Canada purchases approximately 60,000 b/d of refined product predominantly from North American and European refiners.

Petro-Canada operates an extensive distribution network, using pipeline, road, rail and marine transportation, to deliver refined products to retail outlets and commercial and industrial customers. The Company holds interests in two refined product pipelines, one crude pipeline and a joint venture interest in one major refined products terminal. Petro-Canada also owns and operates 11 major refined products terminals across Canada.

Sales and Marketing

In 2007, Petro-Canada was the second largest marketer of petroleum products in Canada. Petro-Canada's petroleum product sales represented approximately 16% of total petroleum products sold in Canada during 2007. Petro-Canada markets a full range of petroleum products, including gasoline, diesel oils, heating oils, aviation fuels, heavy fuel oils, asphalts, lubricants, petrochemical

62        PETRO-CANADA  Annual Information Form

feedstock and liquefied petroleum gases. Petro-Canada also generates non-petroleum revenue from convenience stores, car washes, and automotive repair and maintenance services. During 2007, the Company continued to focus on profitable growth through initiatives directed at the retail and PETRO-PASS truck stop networks.

Average Daily Sales of Petroleum Products
(thousands of m3/d)

	Years Ended December 31,
	2007	2006	2005

Gasoline[1]
Eastern Canada	13.8	13.5	13.9
Western Canada	10.3	10.7	10.5

Subtotal	24.1	24.2	24.4

Middle distillates[2]
Eastern Canada	8.8	8.7	8.9
Western Canada	11.1	10.9	10.8

Subtotal	19.9	19.6	19.7

Other[3]	9.3	8.7	8.7

Total	53.3	52.5	52.8

1
Includes motor and aviation gasoline.
2
Includes diesel oils, heating oils and aviation jet fuels.
3
Includes heavy fuel oils, asphalts, lubricants, liquefied petroleum gases, petrochemical feedstock and other petroleum and non-petroleum products.

The following table shows the annual revenues derived from refining and marketing activities during the years indicated.

Refining and Marketing Revenues
(millions of Canadian dollars)

	Years Ended December 31,
	2007	2006	2005

Gasoline[1]	$5,883	$5,481	$5,027
Middle distillates[2]	4,864	4,537	4,244
Other[3]	2,606	2,363	2,081

Total	$13,353	$12,381	$11,352

1
Includes motor and aviation gasoline.
2
Includes diesel oils, heating oils and aviation jet fuels.
3
Includes heavy fuel oils, asphalts, lubricants, liquefied petroleum gases, petrochemical feedstock and other petroleum and non-petroleum products.

Retail

At December 31, 2007, Petro-Canada's network of retail sites consisted of 1,313 outlets across Canada, of which 817 were Company-controlled and the balance were controlled by third parties. Independent dealers and agents operate all the outlets.

The Company continued to advance Petro-Canada's standing as the "brand of choice" through focusing on selective representation and site development, generating high site throughputs and achieving a 17% share of the national retail market. In 2007, Petro-Canada led the industry in key urban market metrics and continued to improve the fundamentals of the business as it completed the core of its re-imaging program. The execution of this program enabled the realization of industry-leading throughputs among integrated petroleum companies, with annual gasoline sales from re-imaged sites within Petro-Canada's network averaging just under seven million litres per site. The Company will continue to extend this new image program to independent retailers and, to

Annual Information Form  PETRO-CANADA        63

date, nearly 60% of these retailers have elected to invest their capital in the new image standard. In addition, the Company also advanced the development of its new integrated highway facilities, which is a combined retail and PETRO-PASS offering.

Petro-Canada continued to leverage its position as a market innovator with the advancement of new offerings such as Neighbours and Glide Autowash. Neighbours is a new retail concept that combines fresh food and coffee with convenience products, services and fuel at a single location. In 2007, the Company opened five new Neighbours, bringing the total number of stores to 13. Glide Autowash is a completely re-engineered, high quality car wash offer that allows consumers to choose between a touchless or cloth wash at the same facility. Petro-Canada opened three new Glide Autowash locations in 2007, finishing the year with four locations. Based on the success of these developments, the Company plans to broaden the availability of these offerings over the coming years. Petro-Canada also continued to focus on expanding its non-petroleum revenue base, as evidenced by the 9% year-over-year sales growth of its convenience store business and 7% increase in same-store sales in 2007, compared with 2006.

Wholesale

Petro-Canada sells petroleum products into farm, home heating, paving, small industrial, commercial and truck markets. This category accounted for approximately 62% of total Downstream sales volumes in 2007, down slightly from 63% in 2006. Petro-Canada is the leading national marketer to the commercial road transport segment in Canada with 229 PETRO-PASS sites. The Company also sells large volumes of petroleum products directly to large industrial and commercial customers, and independent marketers.

The Company's focus has been on improving its sales mix in the high value channels of commercial road transport and bulk fuels channels. In 2007, Petro-Canada continued to expand and upgrade the network in key growth markets.

Lubricants

The lubricants plant in Mississauga, Ontario produces specialty lubricants and waxes that are marketed in Canada and internationally. Petro-Canada's lubricants plant is the largest producer of lubricant base stocks in Canada, sixth largest in North America and eleventh largest in the world, with annual base oil production capacity in excess of 900 million litres. In June 2006, the lubricants plant was expanded by 25% to support the growth of its high margin, specialty lubricants business.

The lubricants plant uses a two-stage hydro-treating process, which is unique in Canada. This process enables Petro-Canada to refine gas oils produced from a wide range of crude feedstock into lubricating oil-based stocks that are among the highest level of purity of any base stocks in the world. Advancing lubricant technology and growing environmental concerns continue to increase the demand for high purity, hydro-treated base stocks for many lubricant applications. Petro-Canada is well positioned to meet this growing demand. In 2007, Petro-Canada received international recognition for its new food grade lubricant, PURITY™, with MICROL™+ by winning the international Stevie Award® for Best New Product. This prestigious award recognizes outstanding performance in the workplace worldwide.

+
MICROL is an antimicrobial product protection agent.

The Company's product-driven strategy is to improve plant safety and reliability and grow volume in high margin segments. In 2007, Petro-Canada continued to focus on optimizing operations and maintenance procedures based on industry best practices. Lubricants sales in 2007 totalled 778 million litres, an increase of approximately 8% compared with sales volumes of 722 million litres in 2006. The increase in sales volumes was due to higher base fluid, white oil and commercial and industrial product sales, partially offset by a decline in process fluid sales. Sales in high margin product segments represented 72% of total sales by year-end 2007.

64        PETRO-CANADA  Annual Information Form

Pipelines

Petro-Canada complements its production, extraction and refining operations with ownership in crude oil and refined product pipelines. The principal pipelines in which the Company has an interest are Alberta Products Pipe Line Inc., TNPI and Montreal Pipe Line Limited.

Link to Petro-Canada's Corporate and Strategic Priorities

The Downstream business is aligned with Petro-Canada's strategic priorities as outlined by its progress in 2007 and goals for 2008.

PRIORITY	2007 GOALS	2007 RESULTS	2008 GOALS

Delivering Profitable Growth with a Focus on Operated, Long-Life Assets
•  continue the Edmonton refinery conversion project to enable the planned startup in 2008
•  complete Montreal coker feasibility study for investment decision in 2007
•  continue to invest in smaller scale refinery yield and reliability improvement projects
• continue to integrate the Montreal refinery and the ParaChem Chemicals L.P. plant
•  advanced construction of the Edmonton refinery conversion project, which was 61% complete at year-end 2007 and on track for planned startup in 2008
•  completed FEED for proposed 25,000 b/d Montreal coker
•  invested $41 million in smaller scale refinery yield and reliability improvement projects in 2007
• completed tunnel and pipelines and captured synergies between ParaChem plant and the Montreal refinery
•  advance Montreal coker, with final investment decision expected in the second quarter of 2008
•  complete Edmonton refinery conversion project for startup in the fourth quarter of 2008
•  continue to invest in smaller scale refinery yield and reliability improvement projects
• selectively invest in retail and wholesale assets

Driving for First Quartile Operation of Our Assets	• continue to focus on safety and refinery reliability • increase retail non-petroleum revenue • grow high margin lubricants sales volumes
•  achieved a combined reliability index of 92 at the Company's two refineries
•  grew convenience store sales by 9% and same-store sales by 7%, compared with 2006
• increased high margin lubricants sales volumes by 3% in 2007
•  continue to focus on safety and refinery reliability, with increased focus on process safety
•  reduce feedstock costs
•  increase retail non-petroleum revenue
• grow high margin lubricants sales volumes

Continuing to Work at Being a Responsible Company
•  maintain focus on TRIF and regulatory compliance exceedances
•  meet provincial ethanol regulations
•  continue to focus on community relations, including establishment of Community Liaison Committee in Montreal
• continue to look for partnerships with Aboriginal communities on retail opportunities
•  TRIF decreased to 0.64, compared with 0.80 in 2006
•  recorded 12 regulatory compliance exceedances in 2007, compared with 10 in 2006
•  complied with provincial ethanol regulations in Ontario and Saskatchewan
•  established Montreal Liaison Committee and held an open house for the community
• grew retail business with Aboriginal communities in 2007
•  maintain focus on TRIF and regulatory compliance exceedances
•  assess highest risk retail sites for safety and security enhancements
• assess water use at retail and wholesale facilities and review current management activities in high risk areas

Annual Information Form  PETRO-CANADA        65

HUMAN RESOURCES

As at December 31, 2007, Petro-Canada and its wholly owned subsidiaries had 5,603 employees, compared with 5,156 employees as at December 31, 2006. Of the year-end 2007 employees, 873 employees were employed in the North American Natural Gas business unit, 488 employees were in the Oil Sands business unit, 446 employees were in the International & Offshore business unit and 2,484 employees were in Downstream. The remaining 1,312 employees were corporate support staff. Five hundred and sixty-five employees were employed outside of Canada, of which 207 were corporate support staff employees and 28 were Downstream employees.

Approximately 20% of Petro-Canada's employees were covered by collective bargaining agreements in 2007. Approximately 91% of the Company's unionized employees were members of the Communications Energy and Paperworkers Union (CEP) in 2007, which represents refinery, marketing, gas plant and offshore production workers. Three-year collective bargaining agreements with most CEP locals will expire on January 31, 2010. The collective agreement covering employees on the Terra Nova FPSO expires in September 2008. Negotiations for a renewed agreement are expected to start in advance of the contract expiry. Negotiations continue at our Montreal refinery, where a Company initiated work stoppage commenced on November 21, 2007.

SOCIAL AND ENVIRONMENTAL POLICIES

Petro-Canada is determined to earn the support received from stakeholders, not just through excellence in meeting customers' energy needs, but by also playing an active and important role in the communities where the Company lives and operates. Petro-Canada conducts business in a highly principled manner, as guided by a Code of Business Conduct (a copy of which is available under the Company's SEDAR profile at www.sedar.com), corporate values and standards, and the values and standards of the societies that host Petro-Canada operations. Wherever the Company operates around the world, Petro-Canada aims to invest and conduct operations in a manner that is economically rewarding to all parties, is recognized as being ethically, socially and environmentally responsible, is welcomed by the communities in which Petro-Canada operates, and helps facilitate economic, human and community development within a stable operating environment. Petro-Canada subscribes to the International Code of Ethics for Canadian Business, the United Nations Global Compact and the Universal Declaration of Human Rights.

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

At Petro-Canada, investing in communities is an integral part of the way the Company does business. Petro-Canada works with communities in the Company's key business locations to ensure its presence generates value and makes a difference for its neighbours. The Company invests in large scale initiatives that provide significant benefits at a national level, as well as in grassroots programs and services at the local level. Following a detailed strategic review of its community partnerships program, a new strategy was launched in 2007 with a focus on education, the environment and local community support.

66        PETRO-CANADA  Annual Information Form

Cash and In-Kind Contributions of nearly $15 million in 2007

Highlights

In 2007, Petro-Canada invested nearly $10 million to strengthen key communities where the Company has operations, and where employees live and work. In support of the Company's largest partnership – the Olympics and Paralympics – Petro-Canada invested more than $5 million to support Canadian athletes and coaches at the grassroots level.

Education is a key area of investment to develop skills and competencies Petro-Canada uses today and will need in the future. Since its creation in 2006, the Petro-Canada Emerging Leaders Awards program has been established at five post-secondary institutes for a total long-term commitment of more than $4 million.

To ensure the strength of its community partnerships, the Company became a founding member of the London Benchmarking Group, which provides a framework and tools to measure the input and impact of community investment.

Petro-Canada employees are increasingly involved in providing leadership and assistance within their communities. Employees and the Company donated nearly $3.4 million to United Way campaigns across North America in 2007. In addition, the Petro-Cares program provided 798 grants totalling $325,589 to non-profit organizations supported by employees and retirees who give their time to the community. These volunteer grants, created in 1992, have now surpassed $2 million. Through the Company's year-round Petro-Cares days, employees and retirees contributed more than 4,000 hours of volunteer time to 105 projects for non-profit organizations.

In 2007, Petro-Canada reaffirmed its commitment to the pursuit of the Olympic ideals by presenting the Petro-Canada sports leadership conference in Halifax, by providing Canadian Olympians and Paralympians the opportunity to take their inspirational messages to schools, and by developing the popular iwilldreambig.ca website to profile developing Canadian athletes.

To learn more about Petro-Canada's community involvement, please access the annual Report to the Community available on the Company's website (www.petro-canada.ca). The 2007 Report will be published mid-2008.

	Years Ended December 31,
(millions of Canadian dollars)	2007	2006	2005

Local Community Support[1]	$5.0	$6.2	$3.6
Olympic/Paralympic	5.0	10.7	0.3
Education	2.4	1.5	1.8
United Way[2]	1.3	1.2	1.0
Environment	1.2	0.6	0.6

Total	$14.9	$20.2	$7.3

1
Contributions to communities from Petro-Canada operating units and the community partnerships program (including the Petro-Cares program) plus in-kind donations.
2
Company contributions and campaign costs only (excludes employee donations).

Annual Information Form  PETRO-CANADA        67

ENVIRONMENTAL EXPENDITURES

In 2007, Petro-Canada's environmental capital and operating expenditures totalled $280 million, compared with $501 million in 2006 and $856 million in 2005. The decrease in 2007 expenditures mainly reflected the completion of Downstream projects to meet new federal regulations for sulphur limits in diesel.

Environmental expenditures included purchase, installation, operation and maintenance of pollution abatement equipment and facilities, replacement of underground tanks, waste management, environmental studies and research, reclamation activities and the workforce costs of environmental staff and consultants.

The following table shows Petro-Canada's expenditures for environmental matters during 2007.

Environmental Costs – Year Ended December 31, 2007
(millions of Canadian dollars)

	Capital	Operating Expense	Total

Upstream	$62	$120	$182
Downstream	65	33	98

Total environmental costs	$127	$153	$280

More detailed information on the Company's policies and performance relative to the environment will be included in the annual Report to the Community, which will be published on the Company's website (www.petro-canada.ca) mid-2008.

68        PETRO-CANADA  Annual Information Form

Select Financial Data

Consolidated Financial Information
(millions of Canadian dollars, except per share1 amounts)

		Years Ended December 31,
		2007	2006	2005

Statement of earnings data
Revenue
Operating		$21,710	$18,911	$17,585
Investment and other income (expense)		(460)	(242)	(806)

Total revenue		21,250	18,669	16,779

Earnings from continuing operations before income taxes		4,907	3,972	3,402
Provision for income taxes		2,174	2,384	1,709

Net earnings from continuing operations		2,733	1,588	1,693
Net earnings from discontinued operations		–	152	98

Net earnings		$2,733	$1,740	$1,791

Net earnings
Upstream
North American Natural Gas		$191	$405	$674
Oil Sands		316	245	115
International & Offshore
East Coast Canada		1,229	934	775
International		374	(206)	(109)
Downstream		629	473	415
Shared Services		(6)	(263)	(177)
Discontinued operations		–	152	98

Net earnings		$2,733	$1,740	$1,791

Earnings per share from continuing operations	– basic	$5.59	$3.15	$3.27
	– diluted	5.53	3.11	3.22
Earnings per share	– basic	5.59	3.45	3.45
	– diluted	5.53	3.41	3.41
Dividends per share		0.52	0.40	0.33
Cash flow from continuing operating activities		3,339	3,608	3,783

Balance sheet data (at end of year)
Total assets		23,852	22,646	20,655
Debt		3,450	2,894	2,913
Cash and cash equivalents[2]		231	499	789
Shareholders' equity		11,870	10,441	9,488
Average capital employed[2]		$14,328	$12,868	$11,860

1
Per share amounts are quoted on a post-stock dividend basis reflecting the stock dividend declared in July 2005.
2
Includes discontinued operations.

Annual Information Form  PETRO-CANADA        69

Quarterly Information
(millions of Canadian dollars, except per share amounts)

	2007 Three Months Ended				2006 Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31

Total revenue from continuing operations	$4,841	$5,478	$5,497	$5,434	$4,188	$4,730	$5,201	$4,550
Net earnings
Upstream
North American Natural Gas	$112	$81	$55	$(57)	$139	$97	$78	$91
Oil Sands	43	34	110	129	(19)	101	108	55
International & Offshore
East Coast Canada	256	334	293	346	229	254	190	261
International	9	195	200	(30)	(281)	(63)	139	(1)
Downstream	184	259	105	81	75	139	176	83
Shared Services	(14)	(58)	13	53	(89)	(56)	(13)	(105)
Discontinued operations	–	–	–	–	152	–	–	–

Net earnings	$590	$845	$776	$522	$206	$472	$678	$384

Earnings per share from continuing operations[1]
Basic	$1.19	$1.71	$1.59	$1.08	$0.11	$0.93	$1.36	$0.77
Diluted	$1.18	$1.70	$1.58	$1.07	$0.10	$0.92	$1.34	$0.76
Earnings per share[1]
Basic	$1.19	$1.71	$1.59	$1.08	$0.40	$0.93	$1.36	$0.77
Diluted	$1.18	$1.70	$1.58	$1.07	$0.40	$0.92	$1.34	$0.76

1
Per share amounts are quoted on a post-stock dividend basis, reflecting the stock dividend declared in July 2005.

70        PETRO-CANADA  Annual Information Form

CAPITAL EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT AND EXPLORATION

The following table shows Petro-Canada's capital expenditures on property, plant and equipment and exploration for the years indicated.

Capital Expenditures on Property, Plant and Equipment and Exploration
(millions of Canadian dollars)

	2007	2006	2005

Exploration
North American Natural Gas	$144	$160	$173
Oil Sands	20	6	32
International & Offshore
East Coast Canada	(2)	3	12
International
North Sea	71	37	37
Other International	220	40	36

Total exploration	453	246	290

Development
North American Natural Gas	514	523	496
Oil Sands	408	269	432
International & Offshore
East Coast Canada	161	253	302
International
North Sea	324	551	525
Other International	147	132	98

Total development	1,554	1,728	1,853

Property acquisitions
North American Natural Gas	208	105	44
Oil Sands	351	102	308

Total property acquisitions	559	207	352

Downstream
Refining and supply	1,214	1,038	883
Sales, marketing and other	155	142	108
Lubricants	27	49	62

Total Downstream	1,396	1,229	1,053

Shared Services	26	24	12

Total capital expenditures on property, plant and equipment and exploration from continuing operations	3,988	3,434	3,560

Discontinued operations	–	1	46

Total capital expenditures on property, plant and equipment and exploration	$3,988	$3,435	$3,606

Annual Information Form  PETRO-CANADA        71

In 2008, spending on new growth projects is expected to increase substantially. Two-thirds of planned capital expenditures support delivering profitable new growth and funding exploration and new ventures. This is up by more than $1 billion, compared with the same categories in 2007. The remaining one-third of 2008 planned capital expenditures is directed toward replacing reserves in core areas, enhancing existing assets, improving base business profitability and complying with new regulations.

2008 Capital Outlook	(millions of Canadian dollars)

Comply with new regulations	$105
Enhance existing assets	290
Improve base business profitability	140
Replace reserves in core areas	1,195
Advance new growth projects	3,205
Fund exploration and new ventures for long-term growth	350

Total continuing operations	$5,285

Capital Investment by Business – 2008 Outlook	(millions of Canadian dollars)

Upstream
North American Natural Gas	$675
Oil Sands	1,520
International & Offshore
East Coast Canada	295
International	1,635

Subtotal	4,125

Downstream
Refining and Supply	950
Sales and Marketing	150
Lubricants	25

Subtotal	1,125

Shared Services	35

Total continuing operations	$5,285

DIVIDENDS

Petro-Canada regularly reviews its dividend strategy to ensure the alignment of dividend policy with shareholder expectations, and financial and growth objectives. Currently, the Company's first priority for available cash is to fund growth opportunities. The second priority is to return funds to shareholders through dividends and the share buyback program. Total dividends paid in 2007 were $255 million ($0.52/share), compared with $201 million ($0.40/share) in 2006 and $181 million ($0.33/share) in 2005.

72        PETRO-CANADA  Annual Information Form

Capital Structure

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized share capital is comprised of an unlimited number of common shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares and an unlimited number of preferred shares issuable in series designated as junior preferred shares. As at December 31, 2007, there were 483,459,119 common shares issued and outstanding. To the knowledge of the Board of Directors and officers of Petro-Canada, no person beneficially owns or exercises control or direction over securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company. The holders of common shares are entitled to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each common share held. As no senior preferred shares or junior preferred shares are issued and outstanding, common shareholders are entitled to receive any dividend declared by the Board of Directors on the common shares and to participate in a distribution of the Company's assets among its shareholders for the purpose of winding up its affairs. The holders of the common shares shall be entitled to share equally, share for share, in all distributions of such assets.

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

Annual Information Form  PETRO-CANADA        73

CREDIT RATINGS

The following table shows the ratings issued by the rating agencies noted therein as of December 31, 2007. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawal at any time by the rating agency.

Petro-Canada's Credit Ratings

	Moody's Investors Service (Moody's	)	Standard & Poor's (S&P	)	Dominion Bond Rating Service (DBRS	)

Outlook	Stable		Stable		Stable
Senior unsecured	Baa2		BBB		A (low	)
Short term	–		–		R-1 (low	)

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated "Baa" are considered to offer adequate financial security. However, certain protective elements may be lacking or may be characteristically unreliable over any great length of time.

Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, bonds and long-term debt rated A are of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies. The ratings from AA to C may be modified by the addition of a "high" or "low" grade to indicate the relative standing of a credit within a particular rating category.

DBRS' short-term credit ratings are on a short-term debt rating scale that ranges from R-1 to D, which represents the range from highest to lowest quality of such securities rated. The ratings from R-1 to R-2 may be modified by the addition of a "high," "mid" or "low" grade to indicate the relative standing of a credit within a particular rating category. According to the DBRS rating system, short-term debt rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

74        PETRO-CANADA  Annual Information Form

Market for Securities

TRADING PRICE AND VOLUME

The Company's outstanding share capital is comprised of common shares, and each common share carries one vote. The Company's common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

The greatest volume of trading in the Company's shares takes place on the TSX. The following table sets out the trading range and volume traded on the TSX and the NYSE in 2007 on a monthly basis.

Petro-Canada Share Trading Activity on the TSX and the NYSE in 2007

	Toronto Stock Exchange				New York Stock Exchange

	Share Price Trading Range (Cdn dollars per share)			Share Volume	Share Price Trading Range (U.S. dollars per share)			Share Volume
	High	Low	Close	(millions)	High	Low	Close	(millions)

2007
January	$47.56	42.40	45.77	68.3	$38.98	36.20	38.86	16.7
February	47.00	43.25	43.25	43.8	40.03	37.04	37.04	12.8
March	45.41	41.02	45.15	51.2	39.21	34.91	39.21	14.4
April	49.63	45.10	49.35	36.4	44.66	38.91	44.33	10.5
May	55.31	49.75	53.97	45.3	50.87	44.79	50.65	13.3
June	57.20	53.01	56.75	43.3	53.27	49.91	53.16	14.0
July	61.25	56.18	58.19	39.9	58.41	52.97	54.60	16.5
August	57.21	50.97	53.86	40.5	54.22	47.51	51.05	19.8
September	58.98	54.60	57.07	30.6	58.09	51.96	57.39	11.6
October	56.60	51.92	54.50	57.8	57.63	53.12	57.63	23.3
November	55.68	48.30	48.30	42.5	59.87	48.37	48.37	25.8
December	$53.25	48.46	53.25	32.7	$53.93	48.03	53.62	15.3

PRIOR SALES

Petro-Canada sold no debt securities in 2007.

Annual Information Form  PETRO-CANADA        75

Directors and Officers

DIRECTORS

The following describes the Directors of the Company. Mr. Richard Currie will be retiring from the Board of Directors following the close of the annual general meeting (April 29, 2008). Details on compensation and share ownership guidelines for the Directors can be found in the Company's Management Proxy Circular dated March 7, 2008.

GAIL COOK-BENNETT
Independent1,6
Age: 67
Toronto, Ontario, Canada
Director since 1991

Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board (public pension plan investment) and Vice-Chair of Manulife Financial. Dr. Cook-Bennett has earned a Ph.D in Economics from the University of Michigan and holds a Doctor of Laws (honoris causa) from Carleton University. She is a Fellow of the Institute of Corporate Directors.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Audit, Finance and Risk Committee	6 of 7	86%
Pension Committee (Chair)	2 of 2	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	4,098	20,361	24,459	$1,284,524	$420,000
2006	4,098	20,151	24,249	$1,157,890
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Emera Inc. and Manulife Financial Corporation.

RICHARD J. CURRIE, O.C.6
Independent1
Age: 70
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

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Management Resources and Compensation Committee	3 of 3	100%
Pension Committee	2 of 2	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	100,000	3,203	103,203	$5,492,741	$420,000
2006	50,000	3,165	53,165	$2,538,629
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: BCE Inc.

76        PETRO-CANADA  Annual Information Form

CLAUDE FONTAINE, Q.C.
Independent1
Age: 66
Montreal, Quebec, Canada
Director since 1987

Claude Fontaine, Corporate Director, is a former partner of Ogilvy Renault LLP (barristers and solicitors). He serves as a Director on the advisory board of a number of for–profit and not-for–profit organizations, including the Montreal Heart Institute Foundation. Mr. Fontaine holds a Bachelor of Arts (B.A.), Licence in Law (LL.L), and an Institute of Corporate Directors certification (ICD.D).

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Environment, Health and Safety Committee	3 of 3	100%
Management Resources and Compensation Committee (Chair)	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	16,598	30,535	47,133	$2,482,961	$420,000
2006	15,929	30,221	46,150	$2,203,663
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: None

PAUL HASELDONCKX
Independent1
Age: 59
Essen, Germany
Director since 2002

Paul Haseldonckx, Corporate Director, is the past Chairman of the Executive Board of Veba Oil & Gas GmbH (integrated oil and gas) and its predecessor companies. Mr. Haseldonckx holds a Master of Science.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Audit, Finance and Risk Committee	7 of 7	100%
Environment, Health and Safety Committee (Chair)	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	8,047	6,186	14,233	$752,464	$420,000
2006	6,022	6,119	12,141	$579,733
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: None

Annual Information Form  PETRO-CANADA        77

THOMAS E. KIERANS, O.C.8
Independent1,6
Age: 67
Toronto, Ontario, Canada
Director since 1991

Tom Kierans is Chair of Council and Vice President of the Social Sciences and Humanities Research Council, prior to which he was Chair of the Canadian Journalism Foundation and Chair of CSI Global Markets. Mr. Kierans holds a Bachelor of Arts (Honours) and a Master of Business Administration (Finance, Dean's Honours List), and is a Fellow of the Canadian Institute of Corporate Directors. He serves as a Director of Manulife Financial Corporation, Mount Sinai Hospital, and the Canadian Institute for Advanced Research. Mr. Kierans also sits on a number of advisory boards of for-profit and not-for-profit organizations, including the Schulich School of Business, York University.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Corporate Governance and Nominating Committee	4 of 4	100%
Management Resources and Compensation Committee	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	50,000	6,780	56,780	$3,017,569	$420,000
2006	50,000	6,707	56,707	$2,707,759
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Manulife Financial Corporation

BRIAN F. MACNEILL, C.M.
Independent1
Age: 68
Calgary, Alberta, Canada
Director since 1995

Brian MacNeill is the Chairman of the Board of Directors of Petro-Canada. Mr. MacNeill is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants and the Financial Executives Institute. He is also a Fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
As Chair of the Board, Mr. MacNeill is an ex-officio member of all Committees.

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	10,200	47,798	57,998	$3,046,331	$1,095,000
2006	10,200	42,573	52,773	$2,519,911
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Toronto-Dominion Bank, Telus Corp. and West-Fraser Timber Co. Ltd.

78        PETRO-CANADA  Annual Information Form

MAUREEN MCCAW
Independent1
Age: 53
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

Board and Committee Membership	Attendance
Board of Directors	8 of 9	89%
Corporate Governance and Nominating Committee	3 of 4	75%
Pension Committee	2 of 2	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	2,414	5,824	8,238	$433,548	$420,000
2006	1,744	4,757	6,501	$310,423
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: None

PAUL D. MELNUK
Independent1
Age: 53
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

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Audit, Finance and Risk Committee	7 of 7	100%
Environment, Health and Safety Committee	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	4,400	23,320	27,720	$1,455,568	$420,000
2006	4,400	19,624	24,024	$1,147,146
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Thermadyne Holdings Corporation

Annual Information Form  PETRO-CANADA        79

GUYLAINE SAUCIER,
F.C.A., C.M.7
Independent1
Age: 61
Montreal, Quebec, Canada
Director since 1991

Guylaine Saucier, Corporate Director, is a former Chair of the Board of Directors of the Canadian Broadcasting Corporation, a former Director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants, a former Director of the International Federation of Accountants and former Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange. She was also the first woman to serve as President of the Quebec Chamber of Commerce. Mme. Saucier obtained a Bachelor of Arts from Collège Marguerite-Bourgeois and a Bachelor of Commerce from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Corporate Governance and Nominating Committee (Chair)	4 of 4	100%
Pension Committee	1 of 2	50%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	4,520	36,804	43,324	$2,168,115	$420,000
2006	4,520	34,961	41,481	$1,980,718
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorship: AXA Assurance Inc., Bank of Montreal, CHC Helicopter Corp. and Groupe Areva

JAMES W. SIMPSON
Independent1
Age: 63
Danville, California, USA
Director since 2004

Jim Simpson is past President of Chevron Canada Resources (oil and gas). He serves as Lead Director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee and Risk Review Committee, as well as being the Chairman for the Audit Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T's Sloan School of Business. He is also past Chairman of the Canadian Association of Petroleum Producers and past Vice-Chairman of the Canadian Association of the World Petroleum Congresses.

Board and Committee Membership	Attendance
Board of Directors	8 of 9	89%
Audit, Finance and Risk Committee	7 of 7	100%
Management Resources and Compensation Committee	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	3,700	5,814	7,814	$606,244	$420,000
2006	2,000	4,413	6,413	$306,221
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Canadian Utilities Limited

80        PETRO-CANADA  Annual Information Form

DANIEL L. VALOT9
Independent1
Age: 63
Boulogne-Billancourt, France
Director since July 2007

Daniel Valot, Corporate Director, is the past Chairman and Chief Executive Officer of Technip S.A. (oil and gas engineering and construction). Prior to that, Mr. Valot held a number of leadership roles in exploration and production, refining, and North American operations with Total. A former student of the National School of Administration, Mr. Valot served as a civil servant in various positions. He holds a degree from the Paris Institute of Political Science.

Board and Committee Membership	Attendance
Board of Directors	5 of 5	100%
Audit, Finance and Risk Committee	3 of 3	100%
Environment, Health and Safety Committee	2 of 2	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	1,375	640	2,015	$106,736	$420,000
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: CGGVeritas, SCOR

RON A. BRENNEMAN6
Non-independent1,
Management
Age: 61
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

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%

As a member of management, Mr. Brenneman is not a member of any Committee of the Board, but he is invited to attend all Committee meetings other than in camera sessions.

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	84,457	219,823	304,280	$16,009,466	$5,000,000
2006	81,534	217,580	299,114	$14,282,693
Options Held: 1,117,800
Other Public Board Directorships: Bank of Nova Scotia and BCE Inc.
1
Independent: refers to the standards of independence established under Section 303A.02 of the NYSE Listed Company Manual, Section 301 and Rule 10A-3 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of Canadian Securities Administrators' National Instrument 58-101.
2
Common Shares refers to the number of common shares beneficially owned, controlled or directed, directly or indirectly, by the Director, as of December 31, 2007. For Mr. Simpson, 2007 includes 1,700 shares purchased in February 2008.
3
DSUs refers to the number of deferred stock units held by the Director as of December 31, 2007.
4
The Total Market Value of Common Shares is determined by multiplying the number of common shares held by the closing price of the common shares on the TSX on December 31, 2007 of $53.25 and on December 29, 2006 of $47.75, as applicable. The Total Market Value of DSUs is based on the previous five-day average market value of Petro-Canada's common shares as of December 31, 2007 of $52.37, and as of December 29, 2006 of $47.75. Dividend equivalents are credited on a quarterly basis.
5
As of January 2008, each non-employee Director is required to hold a minimum number of Company shares or share equivalents equal in value to three times the annual retainer ($420,000 for non-employee Directors and $1,095,000 for the Chair). Directors have five years from appointment to reach this level. Mr. Brenneman, as an employee Director, participates in the Company's Officer Share Ownership Program and is required to hold four times his annual base salary. Refer to Report on Executive Compensation beginning on page 19 of the Management Proxy Circular.
6
Ms. Cook-Bennett and Mr. Kierans both serve on the Board of Manulife Financial Corporation. Mr. Currie and Mr. Brenneman both serve on the Board of BCE Inc.
7
Mme Saucier was a Director of Nortel Networks Corporation until June 2005, and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel's failure to file financial statements. The cease trade order was cancelled on June 21, 2005.
8
Mr. Kierans was a Director of Teleglobe Inc. from December 2000 until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 28, 2002.
9
Mr. Valot was appointed to the Board of Directors in July 2007.

Annual Information Form  PETRO-CANADA        81

The term of office for each of the Directors named above ends at the close of the next annual meeting of the shareholders of the Company, or when his or her successor is elected or appointed.

The following table provides the five-year employment history of each of the officers of the Company.

Name and Municipality of Residence	Served as an Officer Since	Principal Occupation[1]	Employment History Previous Five Years

Brian F. MacNeill, Calgary, Alberta	2000	Chairman of the Board of the Company

Executive Leadership Team

Ron A. Brenneman, Calgary, Alberta	2000	President and Chief Executive Officer of the Company
Peter S. Kallos, London, England	2003	Executive Vice-President, International & Offshore
			Prior to 2003, Mr. Kallos was the Company's Vice-President, Corporate Planning and Communications, and prior thereto was External Affairs Director of Shell Exploration and Production U.K., and prior thereto was General Manager of Enterprise's U.K. Business Unit, and prior thereto was Chief Executive Officer of Enterprise's Italian subsidiary.
Boris J. Jackman, Mississauga, Ontario	1993	Executive Vice-President, Downstream
E.F.H. Roberts, Calgary, Alberta	1989	Executive Vice-President and Chief Financial Officer	Mr. Roberts has held the position of Executive Vice-President and Chief Financial Officer since 2004, and prior thereto was Senior Vice-President and Chief Financial Officer since 2000.
Neil J. Camarta, Calgary, Alberta	2005	Senior Vice-President, Oil Sands	Prior to 2006, Mr. Camarta was the Company's Vice-President, Corporate Planning and Communications, and prior thereto was Senior Vice-President, Oil Sands for Shell Canada Limited.
Kathleen E. Sendall, Calgary, Alberta	1996	Senior Vice-President, North American Natural Gas
Andrew Stephens, Calgary, Alberta	1993	Senior Vice-President, Corporate Relations
			Mr. Stephens was appointed Senior Vice-President, Corporate Relations in 2007. Prior thereto Mr. Stephens held the position of Vice-President, Human Resources since 2005, and prior thereto was Vice-President, Corporate Planning and Communications, and prior thereto was Vice-President, Refining and Supply. Mr. Stephens is a member of the Executive Leadership Team.

82        PETRO-CANADA  Annual Information Form

Upstream

Youssef Ghoniem,[2] Dorsten, Germany	2002	Senior Vice-President, Operations	Prior to 2002, Mr. Ghoniem was Executive Board Member for Veba Oil & Gas GmbH.
Gordon Carrick, London, England	2002	Senior Vice-President, Operations and Technology	Prior to 2002, Mr. Carrick was Terra Nova Asset Manager.
Nicholas A. Maden, London, England	2003	Vice-President, International and Offshore Exploration
			Prior to 2003, Mr. Maden was the Company's Exploration Manager, International business unit, and prior thereto was Business Development Manager with Veba Oil & Gas GmbH, and prior thereto held various exploration management positions with ARCO.
Graham Lyon, London, England	2004	Vice-President, Business Development, International	Prior to 2004, Mr. Lyon was the Company's Senior Director, Business Development, and prior thereto was head of Business Development, Deminex UK Oil & Gas.
Donald M. Clague, Calgary, Alberta	2002	Vice-President, In Situ Development and Operations	Mr. Clague had been the Vice-President, Operations U.S. since 2002, prior to then he had been the Manager, Exploration East Coast/Offshore, and prior thereto was Chief Geophysicist.
Francois Langlois, Calgary, Alberta	2002	Vice-President, Western Canada Production and North American Exploration
			Mr. Langlois had been the Vice-President, Exploration, North American Natural Gas since 2002; prior to then, Mr. Langlois was Manager, Southern Exploration, and prior thereto was General Manager, North Africa, and prior thereto was Team Leader, Foothills Exploration.
John D. Miller, Calgary, Alberta	2004	Vice-President, Natural Gas Marketing
			Prior to 2004, Mr. Miller was General Manager of Gas Marketing, and prior thereto was Manager of Gas Marketing, and prior thereto was Manager, Oil Sands Infrastructure, and prior thereto was Portfolio Manager, Oil Sands Business Integration, and prior thereto was Portfolio Manager, Natural Gas Marketing.
Leon Sorenson, Calgary, Alberta	2004	Vice-President, Arctic Island Project
			Mr. Sorenson had been the Vice-President Canadian Operations, North American Natural Gas since 2004; prior thereto Mr. Sorenson was Manager of Production Engineering and Operations, Western Canada Productions, and prior thereto was Manager of Northern Development, Western Canada Development and Operations, and prior thereto was Manager of Engineering Technology.
Edward McLaughlin, Denver, Colorado	2007	Vice-President, Operations – U.S.
			Prior to his appointment, Mr. McLaughlin was Vice-President, Land for Petro-Canada Resources (USA) Inc., and prior thereto had been Vice-President, Land and Business Development for Prima Energy Corporation, and prior thereto had been Vice-President, Land and Business Development with Ensign Oil and Gas Corporation.
Colin H. Cook, Calgary, Alberta	2006	Vice-President, Marketing and Development, Oil Sands	Prior to 2006, Mr. Cook was General Manager, Marketing and Integration, Oil Sands, and prior thereto was General Manager, Business Integration, Oil Sands.
Hugh D. MacGregor[3], Calgary, Alberta	2006	Vice-President, Fort Hills, Oil Sands	Prior to 2006, Mr. MacGregor was Senior Director, Oil Sands Refinery Conversion Program.

Annual Information Form  PETRO-CANADA        83

Downstream

Randall B. Koenig, Oakville, Ontario	1996	Vice-President, Lubricants
Frederick Scharf, Mississauga, Ontario	2003	Vice-President, Wholesale/Retail Sales, Service and Operations	Prior to 2003, Mr. Scharf was General Manager, Western Canada Wholesale/Retail.
Philip Churton, Burlington, Ontario	2005	Vice-President, Marketing	Prior to 2005, Mr. Churton was General Manager, Sales Services & Operations, Central Canada.
Daniel P. Sorochan, Mississauga, Ontario	2003	Vice-President, Refining and Supply	Prior to 2003, Mr. Sorochan was Senior Director of Business Development, Refining and Supply, and prior thereto was General Manager, Oakville refinery.

Shared Services

Scott R. Miller, Calgary, Alberta	2006	Vice-President, General Counsel	Prior to 2006, Mr. Miller was Associate General Counsel, Upstream. Mr. Miller is an Associate Member of the Executive Leadership Team.
Susan M. MacKenzie, Calgary, Alberta	2006	Vice-President, Human Resources
			Ms. MacKenzie prior to appointment, held the position of Vice-President, In Situ Development and Operations, Oil Sands since 2006, and prior thereto was Senior Director, Bitumen, and prior thereto was Project Manager, Oil Sands Bitumen.
M. A. (Greta) Raymond, Calgary, Alberta	2001	Vice-President, Environment, Health, Safety and Security/Corporate Responsibility
			Ms. Raymond has held the position of Vice-President, Environment, Safety and Social Responsibility since 2005, and prior thereto was also responsible for Human Resources. Ms. Raymond is an Associate Member of the Executive Leadership Team.
Helen Wesley, London, England	2006	Vice-President, Finance IBU
			Prior to 2006, Ms. Wesley was the Company's Senior Director, Corporate Communications, and prior thereto was Manager, Planning, and prior to that was with Nova Chemicals as Vice-President, Purchasing and Supply.
Wayne R. Pennington, Calgary, Alberta	2006	Treasurer
			Prior to 2006, Mr. Pennington was the Company's Assistant Controller, Corporate, and prior thereto was Senior Director, Financial Reporting and Accounting, and prior thereto was with EnCana Corporation as Assistant Controller, and prior thereto was with PanCanadian Energy as Manager, Financial Reporting and Forecasts.
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
2
Youssef Ghoniem ceased to be Senior Vice-President, Operations in May 2007.
3
Hugh D. MacGregor retired from the Company in March 2007.

84        PETRO-CANADA  Annual Information Form

SHARE OWNERSHIP

As at December 31, 2007, the Directors and officers of Petro-Canada, as a group, beneficially owned or exercised control over 457,439 common shares, or less than 1% of the common shares of the Company outstanding as of such date.

AUDIT COMMITTEE DISCLOSURE

The following reviews certain information regarding the Company's Audit, Finance and Risk Committee, as required pursuant to Multilateral Instrument 52-110.

Audit, Finance and Risk Committee

Chair: Paul D. Melnuk (Designated Financial Expert)

Members: Gail Cook-Bennett, Paul Haseldonckx, James W. Simpson, Daniel Valot, Brian MacNeill (ex officio)

2007 Committee Meetings: Seven

This Committee is composed entirely of independent Directors, each of whom is very knowledgeable in financial matters and is financially literate within the meaning of Multilateral Instrument 52-110. Details as to each Committee member's education and experience that provide the member with the necessary knowledge and understanding of accounting principles and procedures can be found above under Directors, starting on page 76. The Committee is responsible for reviewing and providing recommendations to the Board of Directors regarding the Company's accounting policies, reporting practices, internal controls, the Company's annual and interim financial statements, financial information included in the Company's disclosure documents, risk management matters, and oil and gas reserves booking and reporting. The Committee also reviews significant audit findings, material litigation and claims, and any issues between management and the auditors. The Committee maintains direct relationships with the Company's contract internal auditor and external auditor. The Committee meets in camera with both the contract internal auditor and external auditor at least once per year. The Committee is responsible for recommending the appointment and compensation of the external auditor. The Committee has a policy in place that non-audit work may not be performed by the external auditor. The Terms of Reference of the Audit, Finance and Risk Committee are attached to this AIF as Schedule C and can also be found on the Company's website at www.petro-canada.ca.

Audit Fees

Deloitte & Touche LLP were appointed as auditors of the Company on June 7, 2002. Deloitte & Touche LLP billed the Company for services rendered in the year ended December 31, 2007 as follows: (a) audit fees – $5,548,000 (2006 – $4,024,750), (b) audit related services for pension plan and attest services – $705,000 (2006 – $196,180), (c) tax advisory fees – nil (2006 – nil), and (d) all other fees – nil (2006 – nil).

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

Annual Information Form  PETRO-CANADA        85

Transfer Agents and Registrars

In Canada: CIBC Mellon Trust Company 600, 333 - 7 Avenue S.W. Calgary, Alberta T2P 2Z1 Telephone: 1-800-387-0825 or 416-643-5500 outside of North America Website: www.cibcmellon.com	In the U.S.: The Bank of New York Mellon Telephone: 1-800-387-0825 Website: www.cibcmellon.com
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

Additional Information

Financial information is provided in the Company's Consolidated Financial Statements and MD&A for its most recently completed financial year. Additional information, including Directors' and Officers' remuneration and indebtedness of principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's Management Proxy Circular, dated March 7, 2008.

Copies of this AIF, as well as the Company's latest Management Proxy Circular and Annual Report (which includes the Company's Consolidated Financial Statements and MD&A) for the year ended December 31, 2007 may be obtained from the Company's website at www.petro-canada.ca or by mail upon request from the Corporate Secretary, 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3.

You may also access disclosure documents and any reports, statements or other information that Petro-Canada files with the Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's Electronic Data Gathering, Analysis and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov.

86        PETRO-CANADA  Annual Information Form

Schedule A Report on Reserves Data by Senior Officer Responsible for Reserves Data

To the Board of Directors of Petro-Canada (the Company):

1.
The Company's staff of qualified reserves evaluators have evaluated the Company's reserves data as at December 31, 2007. The reserves data consist of the following:

(i)
proved oil and gas reserves and oil sands mining quantities estimated as at December 31, 2007, using constant prices and costs; and

(ii)
the Standardized Measure of Discounted Future Net Cash Flows relating to proved oil and gas reserves and oil sands mining quantities.

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

5.
The following sets forth the Standardized Measure of future net cash flows attributed to proved oil and gas reserves and oil sands mining quantities, estimated using constant prices and costs and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated for the year ended December 31, 2007:

Standardized Measure of Future Net Cash Flows Proved Oil and Gas Reserves and Oil Sands Mining
(10% discount rate)
As at December 31, 2007

Location of Reserves (by business) After Deducting Income Taxes	Oil and Gas Standardized Measure	Oil Sands Mining Standardized Measure

North American Natural Gas	$3,976	$–
East Coast Canada	3,242	–
North Sea	3,782	–
Other International
North Africa/Near East	697	–
Northern Latin America	182	–
Syncrude Oil Sands Mining Operation	$–	$4,778

The Standardized Measure values above were calculated consistent with the methodology prescribed in Financial Accounting Standards Board Statement No. 69 for Oil and Gas activities, and SEC Industry Guide 7 for Oil Sands Mining.

Annual Information Form  PETRO-CANADA        87

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

8.
Reserves are estimates only and not exact quantities. In addition, the reserves data are based on judgments regarding future events; actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/Signed/
 Kathleen E. Sendall
Senior Vice-President, North American Natural Gas
Member of Executive Leadership Team Responsible for Reserves

Dated March 17, 2008

88        PETRO-CANADA  Annual Information Form

Schedule B Report of Management and Directors on Reserves Data and Other Information

The management of Petro-Canada (the Company) is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

  (i)
  proved oil and gas reserves and oil sands mining quantities estimated as at December 31, 2007, using constant prices and costs; and

  (ii)
  the Standardized Measure of Discounted Future Net Cash Flows relating to proved oil and gas reserves and oil sands mining quantities.

Petro-Canada's reserves evaluation process involves applying generally accepted practices and procedures for the estimation of reserves data as set out in the COGE Handbook and modified to reflect the definitions and standards as set out in the applicable provisions of the U.S. Financial Accounting Standards Board Statement of Financial Accounting Standards No. 69 and the relevant legal requirements of the U.S. Securities and Exchange Commission (SEC), (collectively the Reserves Data Process). Petro-Canada's qualified internal reserves evaluation staff and management have evaluated the Company's reserves and the executive member responsible for reserves data certifies that the Reserves Data Process has been followed. The report of the executive member responsible for reserves data will be filed with securities regulatory authorities concurrently with this report.

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

  (c)
  the content and filing of this report.

The Company has sought from, and was granted by, securities regulatory authorities an exemption from the requirement under securities legislation to involve independent qualified reserves evaluators or independent qualified reserves auditors. Notwithstanding this exemption, the Company involves independent qualified reserves evaluators or auditors as part of its corporate governance practices. In 2007, the independent evaluators/auditors, evaluated/audited approximately 19% of the Company's proved oil and gas reserves data by volume. If Oil Sands proved reserves are excluded, the percentage of total Company reserves audited was 37%. Their involvement helps assure that our internal reserves data are materially correct.

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

Annual Information Form  PETRO-CANADA        89

procedures set out in the COGE Handbook and modified to meet the applicable U.S. Financial Accounting Standards Board and SEC reserves definitions, and the legal requirements of the SEC. Petro-Canada's procedures, records and controls relating to the accumulation of source data and preparation of reserves data by the Company's internal reserves evaluation staff have been established, refined and documented over many years. Petro-Canada's internal reserves evaluation staff and management include 74 persons, with an average of more than nine years of relevant experience in evaluating reserves, of whom 41 are qualified reserves evaluators for purposes of Canadian securities regulatory requirements. The Company's internal reserves evaluation management personnel includes 11 persons, with an average of 22 years of relevant experience in evaluating and managing the evaluation of reserves.

Reserves data are estimates only and are not exact quantities. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/Signed/
 Ron A. Brenneman
President and Chief Executive Officer

/Signed/
 Kathleen E. Sendall
Senior Vice-President, North American Natural Gas

/Signed/
 Paul D. Melnuk
Director

/Signed/
 Brian F. MacNeill
Director

Dated March 17, 2008

90        PETRO-CANADA  Annual Information Form

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

Annual Information Form  PETRO-CANADA        91

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

92        PETRO-CANADA  Annual Information Form

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

The Committee will periodically review its own Terms of Reference, and make recommendations to the Board as required.

Annual Information Form  PETRO-CANADA        93

PETRO-CANADA

GENERAL INQUIRIES

Petro-Canada
P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3
Telephone: 403-296-8000 Fax: 403-296-3030

To learn more about Petro-Canada,
please visit our website at www.petro-canada.ca

Publié également en français
www.petro-canada.ca

CONTROLS AND PROCEDURES

        The company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act rule 13a-15(e)), as of December 31, 2007. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective within the meaning of the rule.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        [See page 1 of the Financial Statements Exhibit forming part of this report]

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

        [See pages 3 and 4 of the Financial Statements Exhibit forming part of this report]

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

        There have been no changes in internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

        Petro-Canada has a separately-designed standing Audit, Finance and Risk Committee. The members of the Audit, Finance and Risk Committee are:

Chair:	P. D. Melnuk
Members:	G. Cook-Bennett
P. Haseldonckx
J. W. Simpson
D. Valot
B. F. MacNeill (ex officio)

AUDIT COMMITTEE FINANCIAL EXPERT

        Petro-Canada's Board of Directors has determined that Petro-Canada has an "audit committee financial expert" as defined by regulations of the U.S. Securities and Exchange Commission. The audit committee financial expert is Paul D. Melnuk, Chairman of the Audit, Finance and Risk Committee. Mr. Melnuk has been determined to be "independent", as that term is defined by the New York Stock Exchange's listing standards applicable to Petro-Canada.

CODE OF ETHICS

        The company has adopted a code of ethics applicable to its Chief Executive Officer, Chief Financial Officer, principal accounting officer and Controller. A copy of the company's code of ethics and, if applicable, any future amendments or waivers of the code of ethics can be found at the company's website located at www.petro-canada.ca.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte & Touche LLP billed the company for services rendered in the year ended December 31, 2007 as follows:

(a)
audit fees—$5,548,000

(b)
audit related fees—fees for audit of pension plans and attest services—$705,000

(c)
tax fees—nil

(d)
all other fees—nil

Deloitte & Touche LLP billed the company for services rendered in the year ended December 31, 2006 as follows:

(a)
audit fees—$4,024,750

(b)
audit related fees—audits of pension plans and attest services—$196,180

(c)
tax fees—nil

(d)
all other fees—nil

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES: The Audit, Finance and Risk Committee of Petro-Canada's Board of Directors approves in advance any audit or non-audit service proposed to be provided by Deloitte & Touche LLP for Petro-Canada or its subsidiaries. The Committee has delegated to the Chairman of the Committee full authority to approve any such request, as long as the Chairman presents any such approval to the Committee at its next scheduled meeting. No services were approved pursuant to a waiver within the meaning of Rule 2-01(c) (7)(i)(C) of Regulation S-X in the years ended December 31, 2006 and December 31, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

        See page 26 of the Management's Discussion and Analysis Exhibit forming part of this report

CONTRACTUAL OBLIGATIONS

        See page 26 of the Management's Discussion and Analysis Exhibit forming part of this report

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.
Undertaking

  Petro-Canada (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

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

PETRO-CANADA
Date: March 24, 2008
/s/ HUGH L. HOOKER
	Name:	Hugh L. Hooker
	Title:	Chief Compliance Officer, Corporate Secretary, Associate General Counsel

EXHIBITS

Exhibits	Description
99.1	Petro-Canada Consolidated Financial Statements for the year ended December 31, 2007
99.2	Petro-Canada Management's Discussion and Analysis
99.3	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act
99.4	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act
99.5	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

QuickLinks

CAUTIONARY NOTICE REGARDING FORWARD LOOKING INFORMATION
CONTROLS AND PROCEDURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
IDENTIFICATION OF THE AUDIT COMMITTEE
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURE
EXHIBITS